Exhibit 99.1

GRUPO FINANCIERO GALICIA S.A.

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

GRUPO FINANCIERO GALICIA S.A.

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

GRUPO FINANCIERO GALICIA S.A.

GRUPO FINANCIERO GALICIA S.A.

GRUPO FINANCIERO GALICIA S.A.

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Fiscal Year No. 21, commenced January 1, 2019

Legal Domicile: Tte. Gral. Juan D. Perón No. 430 – 25th floor, Buenos Aires – Argentina -

Principal Line of Business: Financial and Investment Activities

Registration No. with the Corporation Control Authority (I.G.J.): 12,749

Sequential Number – Corporation Control Authority (I.G.J.): 1,671,058

Date of Registration with the Corporation Control Authority (I.G.J.):

Of Bylaws: September 30, 1999

Date of Latest Amendment to Bylaws: July 16, 2010

Date of Expiration of the Company’s Bylaws: June 30, 2100

Information on the Controlling Company:

Company’s Name: EBA HOLDING S.A.

Principal Line of Business: Financial and Investment Activities

Interest Held by the Controlling Company in the Shareholders’ Equity as of 03.31.19: 19.71%

Interest Held by the Controlling Company in the Votes as of 03.31.19: 55.11%

Capital Status as of 03.31.19 (Note 30):

Figures Stated in Thousands of Pesos, except for “Amount” and “Voting Rights per Share”

Shares

Amount	Type	Voting Rights per Share	Subscribed	Paid-in	Registered

281,221,650	Ordinary Class “A”, Face Value of 1	5	281,222	281,222	281,222
1,145,542,947	Ordinary Class “B”, Face Value of 1	1	1,145,543	1,145,543	1,145,543
1,426,764,597			1,426,765	1,426,765	1,426,765

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED CONDENSED INTERIM BALANCE SHEET

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Items	Notes	03.31.19	12.31.18

Assets
Cash and Due from Banks	4	131,824,102	143,309,428
Cash		25,994,782	21,189,989
Financial Institutions and Correspondents		105,829,320	122,119,439
Argentine Central Bank (B.C.R.A.)		103,580,007	119,190,612
Other Local and Foreign Financial Institutions		2,249,313	2,928,827
Fair Value Debt Securities with Changes to Income	5	108,810,103	75,989,171
Derivative Instruments	6	636,124	1,785,640
Repo Transactions	7	10,657,687	2,068,076
Other Financial Assets	8	10,261,632	8,990,443
Net Loans and Other Financing	9	301,476,655	286,952,476
Non-financial Public Sector		226	11,777
Argentine Central Bank		533	533
Other Financial Institutions		7,651,421	7,872,353
To the Non-financial Private Sector and Residents Abroad		293,824,475	279,067,813
Other Debt Securities	10	16,905,289	14,489,766
Financial Assets Pledged as Collateral	11	16,703,234	10,817,492
Current Income Tax Assets	12	184,707	2,510,384
Investments in Equity Instruments	13	2,516,578	161,054
Property, Plant and Equipment	15 and 16	14,047,799	10,885,015
Intangible Assets	17	4,254,238	3,743,723
Deferred Income Tax Assets	18	899,574	867,785
Assets for Insurance Contracts	19	1,004,660	957,210
Other Non-financial Assets	20	2,131,461	1,314,408
Non-current Assets Held for Sale	21	205,743	404,106
Total Assets		622,519,586	565,246,177

The accompanying Notes and Schedules are an integral part of these consolidated condensed interim financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED BALANCE SHEET (Continued)

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Items	Notes	03.31.19	12.31.18
Liabilities
Deposits	22	407,769,485	360,097,275
Non-financial Public Sector		2,456,664	8,569,383
Financial Sector		699,122	711,737
Non-financial Private Sector and Residents Abroad		404,613,699	350,816,155
Liabilities at Fair Value Through Profit or Loss	23	3,584,269	2,144,664
Derivative Financial Instruments	6	1,876,088	1,835,789
Repo Transactions	7	6,016,088	1,948,559
Other Financial Liabilities	24	56,224,494	63,235,042
Loans from the Argentine Central Bank and Other Financial Institutions	25	14,626,842	19,446,028
Debt Securities	26	35,581,406	29,983,653
Current Income Tax Liabilities		6,175,179	5,873,075
Subordinated Debt Securities	27	10,983,200	9,767,874
Provisions	28	1,556,590	1,449,323
Deferred Income Tax Liabilities	18	509,909	385,721
Liabilities for Insurance Contracts	19	1,170,943	1,103,220
Other Non-financial Liabilities	29	10,837,842	11,377,079
Total Liabilities		556,912,335	508,647,302
Shareholders’ Equity
Capital Stock	30	1,426,765	1,426,765
Non-capitalized Contributions		10,951,132	10,951,132
Capital Adjustments		278,131	278,131
Profit Reserves		25,024,870	25,024,870
Retained Income		17,254,775	2,827,741
Other Accumulated Comprehensive Loss		(263,862)	(57,361)
Net Income for the Period	42	9,037,359	14,427,034
Shareholders’ Equity Attributable to the Controlling Company’s Shareholders		63,709,170	54,878,312
Shareholders’ Equity Attributable to Non-controlling Interests		1,898,081	1,720,563
Total Shareholders’ Equity		65,607,251	56,598,875

The accompanying Notes and Schedules are an integral part of these consolidated condensed interim financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED CONDENSED INTERIM INCOME STATEMENT

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Items	Notes	03.31.19	03.31.18
Interest Income	31	21,981,626	11,059,021
Interest Expenses	31	(17,772,522)	(4,888,824)
Net Income from Interest		4,209,104	6,170,197
Fee Income	31	6,761,241	4,476,483
Fee related Expenses	31	(749,061)	(560,739)
Net Fee Income		6,012,180	3,915,744
Net Income from Financial Instruments Measurement at Fair Value Through Profit or Loss	31	15,718,455	1,846,981
Income from Derecognition of Assets Measured at Amortized Cost	31	16,268	15,777
Gold and Foreign Currency Quotation Differences	32	(47,855)	774,770
Other Operating Income	33	6,493,748	1,454,348
Underwriting Income from Insurance Business	34	672,164	642,009
Loan and Other Receivables Loss Provisions	35	(7,561,394)	(1,621,747)
Net Operating Income		25,512,670	13,198,079
Personnel Expenses	36	(4,062,501)	(3,095,064)
Administrative Expenses	37	(4,065,088)	(2,924,700)
Depreciation and Impairment of Assets	38	(568,644)	(257,481)
Other Operating Expenses	39	(4,260,445)	(2,444,862)
Operating Income		12,555,992	4,475,972
Share of Profit From Associates and Joint Ventures		-	-
Income from Continuing Operations before Taxes		12,555,992	4,475,972
Income Tax from Continuing Operations	40	(3,341,115)	(1,379,516)
Net Income from Continuing Operations		9,214,877	3,096,456
Income from Discontinued Operations	21	-	74,776
Income Tax from Discontinued Operations	40	-	(22,882)
Net Income for the Period		9,214,877	3,148,350
Net Income for the Period Attributable to Owners of the parent Company		9,037,359	3,005,171
Net Income for the Period Attributable to Non-controlling Interests		177,518	143,179

Items	Notes	03.31.19	03.31.18
Income per Share	42
Net Income Attributable to Owners of the parent Company		9,037,359	3,005,171
Net Income Attributable to Owners of the parent Company Adjusted for Dilution		9,037,359	3,005,171
Weighted-Average of Ordinary Shares Outstanding for the Period		1,426,765	1,426,765
Diluted Weighted-Average of Ordinary Shares Outstanding for the Period		1,426,765	1,426,765
Basic Income per Share		6.33	2.11
Diluted Income per Share		6.33	2.11

The accompanying Notes and Schedules are an integral part of these consolidated condensed interim financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Items	Notes	03.31.19	03.31.18
Net Income for the Period		9,214,877	3,148,350
Items of Other Comprehensive Income (OCI) that may be Reclassified to Profit or Loss for the Period
Income or Loss from Financial Instruments at Fair Value through OCI (Item 4.1.2a of IFRS 9)
Loss for the Period from Financial Instruments at Fair Value with Changes through OCI(*)	31	(209,357)	(14,425)
Total Other Comprehensive Income that may be Reclassified to Profit or Loss for the Period		(209,357)	(14,425)
Total Other Comprehensive Income (Loss)		(209,357)	(14,425)
Total Comprehensive Income		9,005,520	3,133,925
Total Comprehensive Income for the Period Attributable to Owners of the parent Company		8,828,002	2,990,746
Total Comprehensive Income Attributable to Non-controlling Interests		177,518	143,179

(*) Net of Income Tax.

The accompanying Notes and Schedules are an integral part of these consolidated condensed interim financial statements.

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Movements	Notes	Capital Stock	Non- capitalized Contributions	Adjustments to Shareholders’ Equity	Other Comprehensive Income		Profit Reserves		Retained Income	Total Shareholders’ Equity Attributable to Controlling Interests	Total Shareholders’ Equity Attributable to Non- controlling Interests	Total Shareholders’ Equity
		Outstanding	Additional Paid-in Capital		Accumulated Income (Loss) from Financial Instruments at Fair Value with Changes in OCI	Others	Legal Reserve	Others

Balances as of 12.31.18		1,426,765	10,951,132	278,131	(57,361)	-	340,979	24,683,891	17,254,775	54,878,312	1,720,563	56,598,875

Total Comprehensive Income for the Period		-	-	-		-	-	-	-	-	-	-

Net Income for the Period	42	-	-	-	-	-	-	-	-	9,037,359	177,518	9,214,877

Income from Sale of Fair Value Securities Through Changes in OCI from Subsidiaries		-	-	-	2,856	-	-	-	-	2,856		2,856

Other Comprehensive Income for the Period	31	-	-	-	(209,357)	-	-	-	-	(209,357)	-	(209,357)

Balances as of 03.31.19		1,426,765	10,951,132	278,131	(263,862)	-	340,979	24,683,891	17,254,775	63,709,170	1,898,081	65,607,251

Balances as of 12.31.17		1,426,765	10,951,132	278,131	17,279	-	315,679	17,074,889	11,157,210	41,221,085	1,935,196	43,156,281

Purchase of Non-controlling Interests		-	-	-	-	-	-	504,833	-	504,833	(504,833)	-

Total Comprehensive Income for the Period		-	-	-		-	-	-

Net Income for the Period	42	-	-	-	-	-	-	-	3,005,171	3,005,171	143,179	3,148,350

Other Comprehensive Income (Loss) for the Period	31	-	-	-	(14,425)	-	-	-	-	(14,425)	-	(14,425)

Balances as of 03.31.18		1,426,765	10,951,132	278,131	2,854	-	315,679	17,579,722	14,162,381	44,716,664	1,573,542	46,290,206

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Items	Notes	03.31.19	03.31.18
OPERATING ACTIVITIES CASH FLOWS
Net Income for the Period before Income Tax		12,555,992	4,475,972
Adjustment to Obtain the Operating Activities Flows:
Interest Income		(21,981,626)	(11,059,021)
Interest Expenses		17,772,522	4,888,824
Net Loss from Measurement of Fair Value Financial Instruments with Changes to Income		(15,718,455)	(1,846,981)
Loan Loss Provisions		7,561,394	1,621,727
Depreciation and Impairment of Assets		568,644	257,481
Other Allowances		414,195	213,308
Quotation Difference		57,484	(601,675)
Results from Associates and Joint Ventures		-	-
Loss from Derecognition of Assets Measured at Amortized Cost		(16,268)	(15,777)
Other Operations		(379,419)	995,828
Net Increases/(Decreases) from Operating Assets:
Fair Value Debt Securities with Changes to Income		9,037,808	(1,368,185)
Derivative Instruments		1,951,758	387,888
Repo Transactions		183,829	9,152
Other Financial Assets		(377,860)	90,015
Net Loans and Other Financing
- Non-financial Public Sector		11,551	(81)
- Other Financial Institutions		(65,545)	402,748
- Non-financial Private Sector and Residents Abroad		8,922,907	(2,623,322)
Other Debt Securities		(804,113)	(854,184)
Financial Assets Pledged as Collateral		(4,493,969)	(2,525,522)
Investments in Equity Instruments		-	(12,709)
Other Non-financial Assets		(536,203)	(252,340)
Net Increases/(Decreases) from Operating Liabilities:
Deposits
- Non-financial Public Sector		(6,119,174)	1,328,624
- Financial Sector		(316,624)	50,263
- Non-financial Private Sector and Residents Abroad		17,645,474	(12,676,920)
Fair Value Liabilities with Changes to Income		653,955	1,796,550
Derivative Instruments		24,272	(403,867)
Repo Transactions		3,079,816	883,791
Other Financial Liabilities		(11,206,947)	(4,657,433)
Provisions		(6,649)	(2,284)
Other Non-financial Liabilities		(550,763)	1,073,851
Income Tax Collections/Payments		(725,941)	(845,059)
TOTAL OPERATING ACTIVITIES (A)		17,142,045	(21,269,338)

GRUPO FINANCIERO GALICIA S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS (Continued)

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Items	Notes	03.31.19	03.31.18
INVESTMENT ACTIVITIES CASH FLOWS
Payments:
Purchase of PP&E, Intangible Assets and Other Assets		(862,616)	(524,348)
Purchase of Non-controlling Interests		-	(924,140)
Collections:
Sale of PP&E, Intangible Assets and Other Assets		20,986	6,224
Winding-up of Subsidiaries and Joint Ventures		-	248
Other Collections Related to Investing Activities		2,348,630	31,552
Discontinued Operations/Sale of Equity Investments in Associates and Joint Ventures		-	909,921
TOTAL INVESTMENT ACTIVITIES (B)		1,507,000	(500,543)
FINANCING ACTIVITIES CASH FLOWS
Payments:
Unsubordinated Debt Securities		(2,711,599)	(946,410)
Argentine Central Bank		(2,423)	(3,760)
Subordinated Debt Securities		(387,647)	(195,560)
Loans from Local Financial Institutions		(771,410)	(80,121)
Banks and International Entities		(7,281,856)	-
Other Payments Related to Financing Activities		(128,910)	(18,421)
Collections:
Unsubordinated Debt Securities		4,555,584	754,539
Argentine Central Bank		-	365
Loans from Local Financial Institutions		101,880	282,950
Banks and International Entities		932,186	1,461,304
Other Collections Related to Financing Activities		-	120,152
TOTAL FINANCING ACTIVITIES (C)		(5,694,195)	1,375,038
EFFECT OF CHANGES IN EXCHANGE RATE (D)		13,357,725	2,740,094
INCREASE/(DECREASE) IN CASH, NET (A+B+C+D)		26,312,575	(17,654,749)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	4	225,858,938	89,367,283
CASH AND CASH EQUIVALENTS AT PERIOD-END	4	252,171,513	71,712,534

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (U.S.$), Except as Otherwise Stated

NOTE 1. ACCOUNTING STANDARDS AND BASIS FOR PREPARATION

Grupo Financiero Galicia S.A. (individually referred to as the “Company” and jointly with its subsidiaries as the “Group”) was constituted on September 14, 1999, as a financial service holding company organized under the laws of Argentina. The Company’s main asset is its interest in Banco de Galicia y Buenos Aires S.A.U. (“Banco Galicia” or the “Bank”). Banco Galicia is a private-sector bank that offers a full spectrum of financial services to both individual and corporate customers. In addition, the Company has a controlling interest in Tarjetas Regionales S.A., which maintains investments related to the issuance of credit cards and supplementary services; Sudamericana Holding S.A., a company engaged in the insurance business; Galicia Administradora de Fondos S.A., a mutual fund manager, and Galicia Warrants S.A., a company engaged in the issuance of warrants.

These consolidated condensed interim financial statements were approved and authorized for publication pursuant to the Minutes of the Board of Directors’ Meeting No. 585, dated May 9, 2019.

1.1.        ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

In the light of the fact that the Group is subject to the provisions of Article 2 – Section I – Chapter I of Title IV: Periodical Reporting Requirements of the Argentine National Securities Commission (“C.N.V.”) regulations, the Group is required to present its financial statements in accordance with the valuation and disclosure criteria set forth by the Argentine Central Bank. As required by the aforementioned article, we hereby report that:

-	The Company’s corporate purpose is exclusively related to financial and investment activities;

-

The equity investment in the Bank and Tarjetas Regionales S.A., the latter being subject to the consolidated supervision requirements set forth by the Argentine Central Bank (Communiqué “A” 2989, and complementary), accounts for 94.75% of the Company’s assets, comprising the Company’s main asset.

-	97.29% of the Company’s income is derived from its share of profit (loss) in the entities referred to in the preceding paragraph;

-	The Company has a 100% equity interest in the Bank and an 83% equity interest in Tarjetas Regionales S.A., thus having control over both entities.

The Argentine Central Bank, through Communiqué D” “A” 5541, as amended, set forth a convergence plan towards compliance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), addressed to entities under the Argentine Central Bank’s supervision, effective for fiscal years commenced on or after January 1, 2018, except for item 5.5 (Impairment) of IFRS 9 “Financial Instruments”, and IAS 29 “Financial Reporting in Hyperinflationary Economies”, both of which have been temporarily waived until January 1, 2020, at which time entities will be required to apply the provisions on Impairment of Financial Assets and restatement of financial statements in constant currency.

In addition, as described in Note 21, as concerns the measurement of our equity interest in Prisma Medios de Pago S.A. at fair value, the Argentine Regulatory Agency of Financial and Foreign Exchange Institutions has required that such value recognized be reduced to the portion of cash actually received upon the sale.

1.2.        BASIS FOR PREPARATION

These consolidated condensed interim financial statements for the three-month period ended March 31, 2019 were prepared in accordance with the IFRS-based accounting framework set forth by the Argentine Central Bank and described in Note 1.1., and according to the provisions of IAS 34 “Interim Financing Reporting.” These consolidated condensed interim financial statements do not include all such information required to prepare a full set of annual financial statements, and users are encouraged to read them jointly with the Company’s annual financial statements as of December 31, 2018.

It has been concluded that these consolidated condensed interim financial statements fairly present the Group’s financial position, financial performance and cash flows, according to the IFRS-based accounting framework set forth by the Argentine Central Bank, as described in Note 1.2(a)—Measurement Unit. Net income (loss) for the three-month period ended March 31, 2019 is not necessarily reflective of a proportional share in the Group’s income (loss) for the full fiscal year.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (U.S.$), Except as Otherwise Stated

The accounting principles are consistent with those used in the financial statements as of December 2018, except for a change in the accounting principles applicable to leases, as described in Note 1.2(c).

The accounting principles have been consistently applied to all entities comprising the Group.

(a)        Measurement Unit

The Group’s consolidated condensed interim financial statements reflect the effects of the changes in the purchasing power of currency until February 28, 2003, the date on which the adjustment for inflation was discontinued, as required by Communiqué “A” 3921 of the Argentine Central Bank.

Law No. 27468 enacted in November 2018 abrogated the prohibition to present the financial statements adjusted for inflation, as established by Decree 664/2003, entrusting each regulatory agency with its application. On February 22, 2019, through Communiqué “A” 6651, the Argentine Central Bank established that entities subject to its control shall restate the financial statements into constant currency for fiscal years commencing on or after January 1, 2020.

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be restated in terms of the current measurement unit as of the reporting period-end, irrespective of whether they are based on the historical cost or the current cost method. Accordingly, in general terms, inflation occurring since the acquisition date or since the revaluation date, as the case may be, should be accounted for in non-monetary items. These requirements are also applicable to the comparative information reported in the financial statements. According to IAS 29, monetary assets and liabilities are not required to be restated, for they are stated in the current unit of measurement as of the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted on the basis of such agreements. Non-monetary items measured at their current values at the end of the reporting period, such as net realizable value or otherwise, will not be restated. The other non-monetary assets and liabilities will be restated by applying a general price index. The income (loss) from the net monetary position will be charged to net income for the reporting period under a separate item.

In order to conclude whether a given economy qualifies as hyperinflationary pursuant to the terms of IAS 29, certain factors should be considered, including a three-year cumulative inflation rate reaching or exceeding 100%.

The Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) through Resolution J.G.539/18 and the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (C.P.C.E.C.A.B.A.) through Resolution C.D. 107/2018 have pointed out that, effective since fiscal years ending on July 1, 2018 and thereafter, entities reporting under IFRS will be required to apply the inflation adjustment since the conditions for such application have been satisfied. In addition, on December 26, 2018, the C.N.V. issued General Resolution No. 777/2018 authorizing the issuing entities to present accounting information in constant currency for annual financial statements for interim and special periods ending on December 31, 2018 and thereafter, except for financial institutions and insurance companies.

IAS 29 has not been applied in these consolidated condensed interim financial statements, in compliance with the provisions set forth by Argentine Central Bank’s Communiqué “A” 6651 referred to above. Therefore, in reading and analyzing these financial statements, users should consider the last years’ cumulative inflation rates and certain macroeconomic variables affecting the Group’s business, including labor costs and prices for supplies.

The application of IAS 29 “ “Financial Reporting in Hyperinflationary Economies” has overall effects on these consolidated condensed interim financial statements. Accordingly, the reported amounts would be significantly affected. The Group’s shareholders’ equity and its comprehensive results of operations as of March 31, 2019 would amount to approximately $74,477 million and $4,089 million, respectively.

(b)        Disclosure Criteria

Comparative information related to the consolidated condensed interim Balance Sheet, and notes to the consolidated condensed interim statements and consolidated schedules corresponds to the previous fiscal year-end, while comparative information related to the consolidated condensed interim Income Statement, consolidated condensed interim Statement of other Comprehensive Income, consolidated condensed interim Statement of Changes in Shareholders’ Equity and consolidated condensed interim Statement of Cash Flows corresponds to the same period of the previous fiscal year.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (U.S.$), Except as Otherwise Stated

The figures from the financial statements presented in comparative format have been subject to certain reclassifications for the sake of a consistent disclosure with the figures for the reporting period.

(c)         Foreign Currency Translation

-	Functional Currency and Reporting Currency

The figures disclosed in the consolidated financial statements for each of the Group’s companies are stated in their functional currency, that is, the currency of the main economic environment in which they operate. These consolidated financial statements are stated in Argentine Pesos, which is the Group’s functional and reporting currency.

-	Transactions and Balances

Transactions in foreign currency are translated to functional currency at the exchange rates prevailing on the transaction or valuation dates when such items are measured at closing. Gains and losses in foreign currency on the settlement of these transactions and on the translation of monetary assets and liabilities to foreign currency at the exchange rates prevailing at closing are recognized in the income statement under “Gold and Foreign Currency Quotation Differences,” except when deferred in equity as in the case of qualifying cash flow hedges, where applicable.

Balances are measured at the reference exchange rate of the U.S. Dollar set by the Argentine Central Bank prevailing at the close of operations on the last working day of each month.

As of March 31, 2019, December 31, 2018 and March 31, 2018, balances in U.S. Dollars were converted applying the reference exchange rate ($43.3533, $ 37.8083 and $ 20.1433, respectively) set by the Argentine Central Bank. Assets and liabilities valued in foreign currencies other than the U.S. Dollar were converted into the latter currency using the swap rates reported by the Argentine Central Bank.

(d)	New Accounting Standards, Amendments and Interpretations issued by the IASB that Have Been Adopted by the Group

The Group has adopted the following standards for the first time as of January 1, 2019:

IFRS 16 “Leases”: In January 2016, the IASB issued IFRS 16 “Leases” which sets out a new accounting model for leases. Under IFRS 16, a contract is or contains a lease if the contract confers the lessee a right to control the use of an identified asset for a period of time, for consideration. IFRS 16 requires that the lessee recognize the liability arising from the lease reflecting the lease future payments and a right of use of the assets for substantially all leases, other than certain short-term leases and leases of low-value assets. Lessor accounting is maintained as provided for in IAS 17. However, the new accounting model for lessee is expected to have an impact on negotiations between lessors and lessees. Entities are required to apply IFRS 16 for fiscal years commencing on or after January 1, 2019.

The Group leases several properties and equipment. Generally, these lease agreements are entered into for fixed terms ranging from one to 20 years, but in some cases there might be price agreements for shorter periods, with optional renewal. Lease terms are negotiated on an individual basis and contain a broad variety of different terms and conditions. Lease agreements do not include covenants, but the leased assets may not be used as loan collateral.

Leases are recognized as a right-of-use asset with its related liability on the date on which the leased asset becomes available for use by the Group. The right-of-use asset is depreciated on a straight-line basis over the shorter of the asset’s useful life and the term of the lease. Lease liabilities are recorded at amortized cost.

Lease assets and liabilities are initially measured at their present values. Lease liabilities include the net present value of the following lease payments:

-	Fixed payments (including in-substance fixed lease payments), net of lease incentives receivable;

-	Variable lease payments that depend on an index or a rate;

-	Amounts expected to be payable by the lessee under residual value guarantees;

-	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and

-	Payments of penalties on early termination, if the lease term reflects the lessee exercising that option.

Lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined, or otherwise the Group’s incremental borrowing rate.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (U.S.$), Except as Otherwise Stated

Right-of-use assets are measured at cost, which include the following:

-	The lease liability amount at initial measurement;

-	Lease payments made at or before the commencement of the lease (less any lease incentives received);

-	Any initial direct costs; and

-	Any repair costs.

Payments associated with short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis. Short-term leases are agreements for a term of 12 months or less. Assets of low-value are small physical spaces for the placement of equipment owned by the Group.

As of the adoption date, the Group recognized the lease liability related to leases classified as operating leases under IAS 17. These liabilities were measured at the present value of the remaining payments, discounted using the incremental borrowing rate as of January 1, 2018. The rate weighted average is 37.94% for Argentine peso-denominated contracts and 8.60% for contracts denominated in foreign currency.

IFRIC 23 “Uncertainty over Income Tax Treatment”: This interpretation clarifies how the recognition and measurement requirements of IAS 12 “Income Tax” should be applied when there is uncertainty over the income tax treatment. IFRIC 23 was published in June 2017 and became effective for fiscal years commencing on or after January 1, 2019. The adoption of this standard did not have a material impact on the Group.

Prepayment Features with Negative Compensation – Amendment to IFRS 9: This amendment to IFRS 9 enables entities to measure at amortized cost some prepayable financial assets with negative compensation. The assets affected, which include some loans and debt securities, would otherwise have been measured at fair value through profit or loss to qualify for amortized cost measurement, the negative compensation must be “reasonable compensation for early termination of the contract” and the asset must be held within a ‘held to collect’ business model. Entities are required to apply this amendment to IFRS 9 for fiscal years commencing on or after January 1, 2019. The adoption of this standard did not have a material impact for the Group.

Investments in Associates and Joint Ventures – Amendments to IAS 28: The amendments clarify the accounting for investments in associates and joint ventures for which the equity method is not applied. Entities shall account for such investments according to IFRS 9 “Financial Instruments” rather than applying the requirements for impairment set out in IAS 28 “Investments in Associates and Joint Ventures”. Entities are required to apply the amendments to IAS 28 for fiscal years commencing on or after January 1, 2019. The adoption of this standard did not have a material impact.

Annual Improvements to IFRS 2015–2017 Cycle: The following improvements were agreed to in December 2017.

✓	IFRS 3: The amendments to IFRS 3 clarified that obtaining control of a joint operation is a business combination achieved in stages.

✓	IFRS 11: The amendments to IFRS 11 clarified that the party obtaining control of a business that is a joint operation should not remeasure its previously held interest in that joint operation.

✓

IAS 12: The amendments to IAS 12 clarified that the tax consequences of dividends on financial instruments classified as equity should be recognized in profit or loss where the transactions or events that generated distributable profits are recognized.

✓

IAS 23: The amendments to IAS 23 clarified that if any specific borrowing is recorded after the qualifying asset is ready for its intended use or sale, then that borrowing becomes part of the funds that an entity borrows generally.

Entities are required to apply these amendments for fiscal years commencing on or after January 1, 2019. The Group believes that the application of this standard would not have a material impact on the Group.

(e)	New Accounting Standards and Amendments issued by the IASB that Have Not Been Adopted by the Group

As provided for in the Argentine Central Bank’s Organic Charter and the Financial Institutions Law, as new IFRS are approved or amended, or as the IFRS currently in force are repealed, and once these changes are adopted by way of Adoption Circulars handed down by the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.), the Argentine Central Bank will decide whether to approve such changes for financial institutions. In general terms, the early adoption of any given IFRS will not be admitted, unless specifically admitted at the time of adoption.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (U.S.$), Except as Otherwise Stated

Below is a detail of the new standards, changes and interpretations which have been published but have not yet come into force for fiscal years commencing on or after January 1, 2019, and which have not been adopted earlier.

IFRS 17 “Insurance Contracts”: On May 18, 2017, the IASB issued IFRS 17 “Insurance Contracts,” establishing a comprehensive accounting framework based on measurement and disclosure principles for insurance contracts. The new standard supersedes IFRS 4 “Insurance Contracts,” and requires that insurance contracts be measured using current fulfillment cash flows and that revenues be recognized as the insurance service is delivered during the term of the coverage. Entities are required to apply IFRS 17 for fiscal years commencing on or after January 1, 2021. The Group is assessing the potential impact that this standard may have on its financial statements.

Sale or Contributions of Assets Between an Investor and its Associate or Joint Venture – Amendments to IFRS 10 and IAS 28: The IASB made limited amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”. The amendments clarify the accounting for sales or contributions of assets between the investor and its associates and joint ventures. This confirms that the accounting treatment depends on whether non-monetary assets sold or contributed to the associate or joint venture constitute a “business” (as defined in IFRS 3).

When non-monetary assets constitute a business, the investor will recognize the gain or loss on the sale or contribution of assets. If assets do not constitute a business, the gain or loss is recognized by the investor only up to the amount recognized by the other investor in the associate or joint venture. The amendments apply prospectively.

The IASB has decided to defer the date of application of this amendment until it completes its research project on the equity method of accounting.

There are no other IFRS or IFRIC interpretations which have not yet come into force and which are expected to have a material impact on the Group.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

The preparation of these consolidated condensed interim financial statements in accordance with the IFRS-based accounting framework requires the use of certain significant accounting estimates. It also requires that management make judgments in applying the accounting standards set forth by the Argentine Central Bank to define the Group’s accounting criteria.

In preparing these consolidated condensed interim financial statements, the Group is required to make estimates and assessments to determine the reported amounts of assets and liabilities, and contingent assets and liabilities disclosed as of the date of these consolidated condensed interim financial statements, as well as the reported amounts of income and expenses for the period. Therefore, estimates are made in order to calculate, at a given time, the recoverable value of assets, the loan loss provisions and provisions for other contingencies, the depreciation charges and the income tax charge, among other things. Future actual results may differ from estimates and assessments made as of the date these consolidated condensed interim financial statements were prepared.

In preparing these consolidated condensed interim financial statements, the critical judgments made by the Group in applying the accounting policies and the sources of information used for the respective estimates are the same as those applied to the consolidated financial statements for the year ended December 31, 2018.

NOTE 3. FAIR VALUES

The Group classifies the fair values of financial instruments in three levels according to the quality of data used to determine them.

Fair Value Level 1: The fair value of financial instruments traded in active markets (such as, publicly-traded derivatives, Debt Securities or available for sale) is based on the quoted prices of markets (unadjusted) as of the date of the reporting period. If the quote price is available within 5 business days from the valuation date and there is an active market for the instrument, it will be included in Level 1. Otherwise, it will be valued in Level 2.

Fair Value Level 2: The fair value of financial instruments that are not traded in active markets, for example, the derivatives available over the counter, is determined using valuation techniques that maximize the use of observable information and relies the least possible on the Group’s specific estimates. If all the material variables to establish the fair value of a financial instrument are observable, the instrument is included in Level 2. If the variables to determine the price are not observable, the instrument will be valued in Level 3.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (U.S.$), Except as Otherwise Stated

Fair Value Level 3: If one or more material variables are not based on observable market information, the instrument is included in Level 3. This is the case for unquoted equity instruments and unquoted financial instruments.

That is to say, when observable market prices are not available for validation, the instrument will be transferred into Level 3. Only when an instrument has an observable quoted price in the market, it will return to Level 1 and will keep that Level while it continues to be quoted. This is known as transfer among levels.

Valuation Techniques

Valuation techniques to determine fair values include:

-	Market or quoted prices of similar instruments.

-	Determining the estimated present value of instruments.

The valuation technique used to determine the fair value Level 2 is based on inputs other than the quoted price included in Level 1 that are observable for the asset or liability, both directly (i.e., prices) and indirectly (i.e., price derivatives). For those instruments for which there is no secondary trading and, if positions should be disposed of, the Group should sell to the Argentine Central Bank at the originally agreed-upon rate, as established by the regulatory agency. The price has been prepared based on such rate accrual.

The valuation technique to determine fair value Level 3 of financial instruments is based on the price prepared by curve, which is a method that compares the existing spread between the curve of sovereign bonds and the average hurdle rates of primary issuances, representing the different segments, according to the different risk ratings. If there are no representative primary issuances during the month, the following variants will be used:

(i)	secondary market prices of securities under the same conditions, which have been quoted in the month of evaluation;

(ii)	prior-month bidding and/or secondary market prices, and will be taken depending on how representative they are;

(iii)	spread calculated in the prior month and will be applied to the sovereign curve, according to the reasonableness thereof;

(iv)	a specific margin is applied, determined based on historical returns of instruments of similar conditions, based on justified reasons therefor.

As stated above, the rates and spreads to be used to discount future cash flows and originate the price of the instrument are determined.

All the changes to valuation methods are previously discussed and approved by the Group’s key personnel.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (U.S.$), Except as Otherwise Stated

The Group’s financial instruments measured at fair value at period/fiscal year-end are as follows:

Instruments Portfolio as of 03.31.19	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3

Assets
- Argentine Central Bank’s Bills and Notes	18,779,072	80,700,777	-
- Government Securities	8,593,677	48,136	196,781
- Private Securities	105,056	-	386,604
- Derivative Instruments	-	636,124	-
- Other Financial Assets	2,927,299	39,000	-
- Other Debt Securities(*)	10,662,088	-	-
- Financial Assets Pledged as Collateral	8,876,005	-	-
- Equity Instruments	50,817	-	2,465,761
Liabilities
- Fair Value Liabilities with Changes to Income	3,584,269	-	-
- Derivative Instruments	-	1,876,088	-
Total	46,409,745	79,547,949	3,049,146

(*) It relates to Treasury Bonds due in 2020 measured at fair value with changes in OCI.

Instruments Portfolio as of 12.31.18	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3

Assets
- Argentine Central Bank’s Bills and Notes	54,008	70,097,764	-
- Government Securities	2,952,344	1,278,048	469,414
- Private Securities	308,755	36,270	792,568
- Derivative Instruments	-	1,785,640	-
- Other Financial Assets	4,264,431	39,000	-
- Other Debt Securities(*)	9,129,045	-	-
- Financial Assets Pledged as Collateral	3,184,346	275,366	-
- Equity Instruments	26,795	-	134,259
Liabilities
- Fair Value Liabilities with Changes to Income	1,366,785	777,879	-
- Derivative Instruments	-	1,835,789	-
Total	18,552,939	70,898,420	1,396,241

(*) It relates to Treasury Bonds due in 2020 measured at fair value with changes in OCI.

Changes in instruments included in fair value Level 3 are as follows:

Level 3	12.31.18	Transfers(*)	Purchases	Sales	Income (Loss)	03.31.19

- Government Securities	469,414	(177,728)	2,405,385	(2,503,258)	2,968	196,781
- Private Securities	792,568	63,188	743,213	(1,218,728)	6,363	386,604
- Equity Instruments	134,259	(15,704)	2,346,763	-	443	2,465,761
Total	1,396,241	(130,244)	5,495,361	(3,721,986)	9,774	3,049,146
(*) They include the movements of levels of financial instruments classified as fair value Level 3, as described above.
Level 3	12.31.17	Transfers(*)	Purchases	Sales	Income (Loss)	12.31.18

- Government Securities	165,214	1,032,909	8,448,863	(9,311,230)	133,658	469,414
- Private Securities	976,700	320,265	5,314,682	(6,144,835)	325,756	792,568
- Equity Instruments	56,684	-	-	-	77,575	134,259
Total	1,198,598	1,353,174	13,763,545	(15,456,065)	536,989	1,396,241

(*) They include the movements of levels of financial instruments classified as fair value Level 3, as described above.

The Group’s policy is to recognize transfers among fair value levels only as of period/year-end. They resulted from the transfer to Level 3 of the instruments that do not have observable valuation prices and the movement to Level 1 of the instruments that have observable quoted price in the market as of period/year-end. That is to say, the Level 1 instrument was no longer quoted and, therefore, was transferred to Level 3 and vice versa.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (U.S.$), Except as Otherwise Stated

Below is the difference between the carrying amount and the fair value of the main assets and liabilities recorded at amortized cost, as of the dates indicated below:

Assets/(Liabilities) Accounts as of March 31, 2019	Carrying Amount	Fair Value
Assets
Cash and Due from Banks	131,824,102	131,824,102
Net Loans and Other Financing	301,476,655	303,619,268
Other Financial Assets	10,261,632	10,832,194
Other Debt Securities	16,905,289	16,865,393
Repo Transactions	10,657,687	10,657,687
Financial Assets Pledged as Collateral	16,703,234	16,703,234
Liabilities
Deposits	407,769,485	407,036,768
Loans from the Argentine Central Bank and Other Financial Institutions	14,626,842	14,210,950
Debt Securities Issued	35,581,406	34,531,623
Subordinated Debt Securities	10,983,200	10,362,875
Repo Transactions	6,016,088	5,981,815
Other Financial Liabilities	56,224,494	56,224,490

Assets/(Liabilities) Accounts as of December 31, 2018	Carrying Amount	Fair Value
Assets
Cash and Due from Banks	143,309,428	143,309,428
Net Loans and Other Financing	286,952,476	289,581,428
Other Financial Assets	8,990,443	8,990,443
Other Debt Securities	14,489,766	14,631,751
Repo Transactions	2,068,076	2,068,076
Financial Assets Pledged as Collateral	10,817,492	10,817,492
Liabilities
Deposits	360,097,275	359,875,025
Loans from the Argentine Central Bank and Other Financial Institutions	19,446,028	17,689,372
Debt Securities Issued	29,983,653	29,269,086
Subordinated Debt Securities	9,767,874	8,513,061
Repo Transactions	1,948,559	1,944,965
Other Financial Liabilities	63,235,042	63,235,113

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (U.S.$), Except as Otherwise Stated

NOTE 4. CASH AND CASH EQUIVALENTS

The table below shows a breakdown of items comprising cash and cash equivalents:

	03.31.19	12.31.18	03.31.18	12.31.17

Cash and Due from Banks	131,824,102	143,309,428	46,441,210	58,955,287
Argentine Central Bank’s Bills and Notes Maturing within up to 90 Days	99,937,999	70,117,158	14,955,913	16,920,090
Receivables from Reverse Repo Transactions	10,606,698	2,057,558	4,492,816	9,654,517
Local Interbank Loans	-	938,000	1,231,778	935,000
Overnight Placements in Banks Abroad	3,827,692	5,300,681	1,461,845	288,991
Mutual Funds	5,614,713	3,850,114	2,339,553	2,416,294
Government Securities	-	-	780,141	-
Time Deposits	360,309	285,999	9,278	197,104
Total Cash and Cash Equivalents	252,171,513	225,858,938	71,712,534	89,367,283

Related-party information is disclosed in Note 47.

NOTE 5. FAIR VALUE DEBT SECURITIES WITH CHANGES TO INCOME

The Group’s fair value debt securities with changes to income are detailed in Schedule A.

NOTE 6. DERIVATIVE INSTRUMENTS

The amounts of transactions conducted as of the indicated dates are as follows:

	Underlying Asset	Type of Settlement	03.31.19(*)	12.31.18(*)
Forward Purchase – Sale of Foreign Currency
Purchases	Foreign currency	Daily difference	34,189,231	38,861,567
Sales	Foreign currency	Daily difference	37,013,871	32,277,374
Purchases by Customers	Foreign currency	Daily difference	28,860,993	3,673,954
Sales by Customers	Foreign currency	Daily difference	12,169,850	10,156,620
Interest Rate Swaps
Swaps	Others	Other	460,242	460,242
Cross Currency Swaps	Others	Other	30,941	1,561
Repo Transactions
Forward Purchases	Government Securities	With delivery of the underlying asset	6,121,089	1,965,824
Forward Sales	Government Securities	With delivery of the underlying asset	10,673,453	2,061,516

(*) Notional values.

See Schedule O for further details.

NOTE 7. REPO TRANSACTIONS

As of the indicated dates, the Group maintains the following repo transactions:

	03.31.19	12.31.18

Receivables from Reverse Repo Transactions of Government Securities	10,606,698	2,057,558
Accrued Interest Payable on Reverse Repo Transactions	50,989	10,518

Total Reverse Repo Transactions	10,657,687	2,068,076

	03.31.19	12.31.18

Payables for Repo Transactions of Government Securities	5,995,016	1,943,805
Accrued Interest Payable on Repo Transactions	21,072	4,754

Total Repo Transactions	6,016,088	1,948,559

The Group maintains repo transactions for which it performs the spot sale of a security with the related forward purchase thereof, thus substantially retaining all the risks and benefits associated with the instruments and recognizing them in “Financial Assets Pledged as Collateral” at period-end, as the provisions set out in point 3.4.2 (Derecognition of Assets) of IFRS 9 “Financial Instruments”) are not met.

	03.31.19	12.31.18

Reverse Repo Transactions Carried in Off-Balance Sheet Items	10,673,453	2,061,516
Repo Transactions Carried in Financial Assets Pledged as Collateral	5,977,933	1,965,824

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (U.S.$), Except as Otherwise Stated

The residual values of assets transferred under repo transactions are disclosed in Note 6 and Schedule O.

NOTE 8. OTHER FINANCIAL ASSETS

As of the indicated dates, the balances of “Other Financial Assets” relate to:

	03.31.19	12.31.18

Debtors from Spot Sales of Foreign Currency Pending Settlement	1,178,524	1,947,184
Debtors from Spot Sales of Government Securities Pending Settlement	4,957,693	1,607,601
Sundry Debtors	2,651,321	842,453
Mutual Funds	2,927,298	4,264,431
Others	442,721	363,951
Less: Allowances for Loan Losses	(1,895,925)	(35,177)
Total	10,261,632	8,990,443

Related-party information is disclosed in Note 47.

Changes in the “Allowances for Loan Losses” related to “Other Financial Assets” are disclosed in Schedule R.

NOTE 9. NET LOANS AND OTHER FINANCING

“Net Loans and Other Financing” break down as follows, as of the indicated dates:

	03.31.19	12.31.18

Non-financial Public Sector	226	11,777
Argentine Central Bank	533	533
Financial Institutions	7,651,421	7,942,382
Loans	7,651,421	7,942,382
Other Financing	-	-
Non-financial Private Sector and Residents Abroad	309,674,214	290,412,287
Loans	300,233,763	283,543,722
Overdrafts	12,891,157	14,430,578
Promissory Notes	35,208,337	36,020,263
Mortgage Loans	11,954,985	11,793,007
Collateral Loans	953,891	997,958
Personal Loans	28,464,892	29,144,931
Credit Card Loans	115,488,093	113,395,362
Other Loans	90,989,548	74,793,302
Accrued Interest, Adjustments and Quotation Differences Receivable	6,241,799	5,388,298
Documented Interest	(1,958,939)	(2,419,977)
Financial Leases	2,206,680	2,198,047
Other Financing	7,233,771	4,670,518
Less: Allowances	(15,849,739)	(11,414,503)
Total	301,476,655	286,952,476

“Net Loans and Other Financing” are classified by status and guarantees received in Schedule B.

The concentration of “Net Loans and Other Financing” is detailed in Schedule C.

The breakdown by term of “Net Loans and Other Financing” is detailed in Schedule D.

Changes in the “Allowances for Loan Losses” related to “Net Loans and Other Financing” are disclosed in Schedule R.

Related-party information is disclosed in Note 47.

Expected Credit Loss Model – Application of Point 5.5 (Impairment) of IFRS 9

Such application is temporarily waived until January 1, 2020 (see Note 1.1.). In compliance with the schedule established by the Argentine Central Bank, the Group is currently reviewing the calculation method. The effective standards on “Minimum Allowances for Loan Losses” set out in Section 8 of the Liquidity and Solvency Circular (LISOL) have been applied to calculate allowances for loan losses, as required by the Argentine Central Bank. As of the previous fiscal year-end, total allowances measured in accordance with the expected credit loss model would have increased by approximately $4,300 million.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (U.S.$), Except as Otherwise Stated

NOTE 10. OTHER DEBT SECURITIES

The Group’s “Other Debt Securities” are detailed in Schedule A.

Changes in the “Allowances for Loan Losses” related to “Other Debt Securities” are detailed in Schedule R.

NOTE 11. FINANCIAL ASSETS PLEDGED AS COLLATERAL

“Financial Assets Pledged as Collateral” are valued according to their underlying asset for the periods/fiscal year under analysis and break down as follows:

	03.31.19	12.31.18

Deposits as Collateral	5,074,058	3,663,499
Special Escrow Accounts at the Argentine Central Bank	5,399,953	5,188,169
Forward Purchases of Monetary Regulation Instruments	-	53,736
Equity Instruments	108,134	-
Others	6,121,089	1,912,088

Total	16,703,234	10,817,492

Restricted assets are detailed in Note 49.

NOTE 12. CURRENT INCOME TAX ASSETS

As of the indicated dates, the balances of “Current Income Tax Assets” relate to:

	03.31.19	12.31.18

Tax Advances	184,332	2,510,384
Minimum Presumed Income Tax – Tax Credit	375	-

Total	184,707	2,510,384

NOTE 13. INVESTMENTS IN EQUITY INSTRUMENTS

The Group’s “Investments in Equity Instruments” are detailed in Schedule A.

NOTE 14. EQUITY INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

14.1.        Equity Investments in Subsidiaries

The basic information regarding the Company’s consolidated controlled companies is detailed as follows:

Company	Direct and Indirect Shareholding		Equity Investment %
	03.31.19	12.31.18	03.31.18	12.31.18

Banco de Galicia y Buenos Aires S.A.U.	668,549,353	668,549,353	100.00	100.00
Cobranzas Regionales S.A.	8,300	8,300	83.00	83.00
Galicia Administradora de Fondos S.A.	20,000	20,000	100.00	100.00
Galicia Broker Asesores de Seguros S.A.	71,310	71,310	99.99	99.99
Galicia Retiro Compañía de Seguros S.A.	7,727,271	7,727,271	99.99	99.99
Galicia Seguros S.A.	1,830,883	1,830,883	99.99	99.99
Galicia Valores S.A.	1,000,000	1,000,000	100.00	100.00
Galicia Warrants S.A.	1,000,000	1,000,000	100.00	100.00
Financial Trust Saturno Créditos	-	-	100.00	100.00
Ondara S.A.	13,636,990	13,636,990	83.85	83.85
Sudamericana Holding S.A.	185,653	185,653	100.00	100.00
Tarjeta Naranja S.A.	2,344	2,344	83.00	83.00
Tarjetas Regionales S.A.	894,552,668	894,552,668	83.00	83.00

14.2.        Investments in Associates and Joint Ventures

“Investments in Associates and Joint Ventures” break down as follows, as of the indicated dates:

	03.31.19	12.31.18

Others	56	56
Allowances	(56)	(56)

Total	-	-

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (U.S.$), Except as Otherwise Stated

NOTE 15. LEASES

The “Property, Plant and Equipment” account includes the following amounts in which the Group is lessee.

Changes in “Property, Plant and Equipment” are detailed in Schedule F.

NOTE 16. PROPERTY, PLANT AND EQUIPMENT

Changes in “Property, Plant and Equipment” are detailed in Schedule F.

The carrying amounts of “Property, Plant and Equipment” do not exceed their recoverable values.

NOTE 17. INTANGIBLE ASSETS

Changes in “Intangible Assets” are detailed in Schedule G.

The carrying amounts of “Intangible Assets” do not exceed their recoverable values.

NOTE 18. DEFERRED INCOME TAX ASSETS/LIABILITIES

Changes in “Deferred Income Tax Assets and Liabilities” during the period/fiscal year ended March 31, 2019 and December 31, 2018 are as follows:

Deferred Tax Assets

Item	12.31.18	Charge to Income	Allowance for Impairment	Others	03.31.19
Valuation of Securities	(17,800)	-	-	-	(17,800)
Other Financial Assets	(1,026)	(38,391)	-	-	(39,417)
Net Loans and Other Financing	775,315	-	-	-	775,315
Property, Plant and Equipment	(16,953)	356	-	-	(16,597)
Tax Loss Carry-forwards	3,288	-	-	-	3,288
Other Non-financial Assets	15,796	81,296	-	-	97,092
Other Financial Liabilities	18,969	(1,638)	-	-	17,331
Provisions	71,237	-	-	-	71,237
Other Non-financial Liabilities	13,746	-	-	-	13,746
Quotation Difference	3,710	177	-	-	3,887
Others	1,503	(10,011)	-	-	(8,508)
Totals	867,785	31,789	-	-	899,574
Deferred Tax Liabilities
Item	12.31.18	Charge to Income	Allowance for Impairment	Others	03.31.19
Valuation of Securities	(126,523)	22,702	-	-	(103,821)
Other Financial Assets	(28,713)	(66,093)	-	-	(94,806)
Net Loans and Other Financing	495,974	(386)	-	-	495,588
Property, Plant and Equipment	(1,323,970)	(11,868)	-	-	(1,335,838)
Intangible Assets	(27,310)	38	-	-	(27,272)
Other Non-financial Assets	(33,414)	16,625	-	-	(16,789)
Non-current Assets Held for Sale	(60,340)	-	-	-	(60,340)
Subordinated Debt Securities	(17,597)	(157,071)	-	-	(174,668)
Provisions	332,015	82,226	-	-	414,241
Other Non-financial Liabilities	404,044	(10,361)	-	-	393,683
Others	113	-	-	-	113
Totals	(385,721)	(124,188)	-	-	(509,909)

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (U.S.$), Except as Otherwise Stated

Item	12.31.17	Charge to Income	Allowance for Impairment	Others	12.31.18
Valuation of Securities	(13,164)	(5,460)	-	824	(17,800)
Other Financial Assets	-	-	-	(1,026)	(1,026)
Net Loans and Other Financing	554,489	220,611	-	215	775,315
Property, Plant and Equipment	(10,901)	(6,081)	-	29	(16,953)
Intangible Assets	(47)	47	-	-	-
Tax Loss Carry-forwards	157	3,838	(3,764)	3,057	3,288
Other Non-financial Assets	21,951	(5,704)	-	(451)	15,796
Non-current Assets Held for Sale	-	(3,301)	1,876	1,425	-
Other Financial Liabilities	19,067	181	-	(279)	18,969
Provisions	47,717	23,520	-	-	71,237
Other Non-financial Liabilities	1,382	16,039	-	(3,675)	13,746
Quotation Difference	3,758	(48)	-	-	3,710
Others	(64)	1,574	-	(7)	1,503
Totals	624,345	245,216	(1,888)	112	867,785
Deferred Tax Liabilities
Item	12.31.17	Charge to Income	Allowance for Impairment	Others	12.31.18
Valuation of Securities	11,323	137,846	-	-	(126,523)
Other Financial Assets	(25,240)	(4,499)	-	1,026	(28,713)
Net Loans and Other Financing	269,774	226,200	-	-	495,974
Property, Plant and Equipment	(1,355,552)	-	-	(5,260)	(1,323,970)
Intangible Assets	210,993	36,842	-	-	(27,310)
Other Non-financial Assets	(30,231)	(3,634)	-	451	(33,414)
Non-current Assets Held for Sale	(244,277)	185,362	-	(1,425)	(60,340)
Subordinated Debt Securities	(13,770)	(3,827)	-	-	(17,597)
Provisions	100,070	231,945	-	-	332,015
Other Non-financial Liabilities	335,205	69,216	-	(377)	404,044
Others	(1,499)	81	-	1,531	113
Totals	(743,204)	361,537	-	(4,054)	(385,721)

In addition, the expiration dates of tax loss carry-forwards are as follows:

Year of Generation	Amount	Year Due	Deferred Tax Assets
2018	1,203	2013	361
2018	22,306	2023	6,692
	23,509		7,053

An allowance for impairment has been set for the deferred tax asset as of March 31, 2019, amounting to $3,764, as it is believed that the recovery thereof is not likely as of the date of these consolidated condensed interim financial statements.

NOTE 19. ASSETS/LIABILITIES FOR INSURANCE CONTRACTS

Assets related to insurance contracts as of the indicated dates are detailed as follows:

Assets for Insurance Contracts	03.31.19	12.31.18

Premiums Receivable	979,018	938,922
Receivables from Reinsurers	10,066	5,361
Others	6,087	2,455
Allowances	9,489	10,472
Total	1,004,660	957,210

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (U.S.$), Except as Otherwise Stated

Liabilities related to insurance contracts as of the indicated dates are detailed as follows:

Liabilities for Insurance Contracts	03.31.19	12.31.18

Debts with Insureds	364,327	373,600
Debts with Reinsurers	26,435	9,702
Debts with Co-insurers	1,939	2,639
Debts with Insurance Brokers	182,320	185,930
Statutory Reserves	595,922	571,225
Unpaid Losses to Be Borne by Reinsurers (Offset Account)	-	(39,876)
Total	1,170,943	1,103,220

NOTE 20. OTHER NON-FINANCIAL ASSETS

“Other Non-financial Assets” break down as follows:

	03.31.19	12.31.18

Payments in Advance of Directors’ and Syndics’ Fees	2,019	2,071
Payments in Advance to Personnel	8,115	50,385
Tax Credits	335,267	115,572
Payments in Advance	960,644	449,374
Advances for Purchase of Assets	83,578	83,167
Other Miscellaneous Assets Measured at Cost	507,278	395,735
Assets Acquired through Foreclosures	30,182	14,762
Impairment of Assets Acquired through Foreclosures	(15,477)	-
Investment Properties(*)	156,982	156,982
Others	62,873	46,360
Total	2,131,461	1,314,408
(*) Changes in “Investment Properties” are detailed in Schedule F.

Related-party information is disclosed in Note 47.

NOTE 21. NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

The Group has classified the following assets as “Assets Held for Sale and Discontinued Operations”:

	03.31.19	12.31.18

Equity Investments
Prisma Medios de Pago S.A.	-	212,831
Other Debt Securities
Financial Trust Crecere III, IV, V, VI, VII and VIII	203,415	188,947
Property, Plant and Equipment
Real Estate	2,328	2,328
Total	205,743	404,106

Prisma Medios de Pago S.A.:

As of December 31, 2018, the Group classified its equity interest in Prisma Medios de Pago S.A. as assets held for sale, the book value of which as of such date amounted to $ 212,831.

Under the framework of the divestment commitment undertaken by Prisma Medios de Pago S.A. and its shareholders with respect to the Argentine Commission of Competence Defense, on February 1, 2019, Banco Galicia transferred its 3,182,444 book-entry common shares, with face value of $1 each and one vote per share, to AL ZENITH (Netherlands) B.V. (an affiliate of Advent International Global Private Equity), equivalent to Banco Galicia’s 51% equity interest in that company.

The estimated total price of the transaction amounted to approximately U.S. $106,258, out of which Banco Galicia received U.S. $63,073 on February 1, 2019 (the date on which the shares were transferred). The remainder of the purchase price, approximately U.S. $43,185, will be payable during the next 5 years and has been fully included in a provision, as required by the Argentine Central Bank. To date, the parties are in the process of determining the final price, in accordance with the terms of the respective share purchase agreement.

Furthermore, the remaining 49% interest was reclassified to Private Securities at Fair Value with Changes in Income under the item Investments in Equity Instruments, for the conditions set out in IFRS 5 to qualify as a non-current asset held for sale are not met. The fair value of Prisma S.A. as of December 31, 2018 has been measured on the basis of

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (U.S.$), Except as Otherwise Stated

two appraisals from independent consulting firms. As required by the Argentine Regulatory Agency of Financial and Foreign Exchange Institutions, the value recognized in respect of such equity interest was written down to the portion of cash actually received upon the sale. However, the measurement criteria applied are subject to review during the fiscal year. In addition, the Group is entitled to a put option in the equity interest as of the fiscal year-end, which valuation is currently being determined.

NOTE 22. DEPOSITS

Deposits break down as follows, as of the indicated dates:

	03.31.19	12.31.18

In Pesos	226,200,221	197,429,716
Checking Accounts	39,512,754	39,854,371
Savings Accounts	56,157,255	61,128,663
Time Deposits	121,302,915	89,204,808
Time Deposits – UVA	1,962,949	1,984,548
Others	1,444,256	1,273,540
Interest and Adjustments	5,820,092	3,983,786
In Foreign Currency	181,569,264	162,667,559
Savings Accounts	154,823,751	137,762,699
Time Deposits	25,749,148	24,064,063
Others	950,598	792,809
Interest and Adjustments	45,767	47,988
Total	407,769,485	360,097,275

The concentration of deposits is detailed in Schedule H.

The breakdown of deposits by remaining term is detailed in Schedule I.

Related-party information is disclosed in Note 47.

NOTE 23. FAIR VALUE LIABILITIES WITH CHANGES TO INCOME

“Fair Value Liabilities with Changes to Income” are detailed in Schedule I. They include the obligations for transactions with third-party government securities.

NOTE 24. OTHER FINANCIAL LIABILITIES

The account breaks down as follows, as of the indicated dates:

	03.31.19	12.31.18

Payables for Purchases Pending Settlement	5,074,858	1,512,197
Collections and Other Transactions on Account of Third Parties	7,642,086	7,646,888
Liabilities due to Financing of Purchases	35,643,989	36,894,587
Payables for Foreign Currency Purchase Pending Settlement	2,521,562	14,409,983
Commissions Accrued Payable	464,100	344,570
Miscellaneous Subject to Minimum Cash Requirements	331,289	507,101
Miscellaneous not Subject to Minimum Cash Requirements	1,055,842	1,195,353
Other Financial Liabilities	3,490,768	724,363
Total	56,224,494	63,235,042

NOTE 25. LOANS FROM THE ARGENTINE CENTRAL BANK AND OTHER FINANCIAL INSTITUTIONS

The account breaks down as follows, as of the indicated dates:

	03.31.19	12.31.18

Loans from the Argentine Central Bank	26,252	28,675
Correspondents	190,442	1,583,638
Loans from Local Financial Institutions	3,550,113	5,719,582
Loans from Foreign Financial Institutions	5,579,017	7,474,069
Loans from International Entities	5,281,018	4,640,064
Total	14,626,842	19,446,028

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (U.S.$), Except as Otherwise Stated

The following is a breakdown of the Global Programs for the Issuance of Debt Securities outstanding:

Company	Authorized Amount(*)	Type of Debt Securities	Term of Program	Date of Approval by Shareholders’ Meeting	Approval by the C.N.V.
Grupo Financiero Galicia S.A.	U.S.$ 100,000	Simple Debt Securities, not convertible into shares	5 years	03.09.09 confirmed on 08.02.12	Resolution No. 16113 dated 04.29.09 and extended through Resolution No. 17343 dated 05.08.14 Authorization of the increase, Resolution No. 17064 dated 04.25.13(**)
Banco de Galicia y Buenos Aires S.A.U.	U.S.$ 2,100,000	Simple Debt Securities, not convertible into shares, subordinated or not, to be adjusted or not, secured or unsecured.	5 years	04.28.05, 04.14.10, 04.29.15 and 11.09.16

Resolution No. 15228 dated 11.04.05 and extended through Resolution No. 16454 dated 11.11.10 and Resolution No. 17883 dated 11.20.15 Increase of the amount approved by Resolutions Nos. 17883 dated 11.20.15, No. 18081 dated 06.10.16, No. 18480 dated 01.26.17 and No. 19520 dated 05.17.18

Tarjeta Naranja S.A.	U.S.$ 650,000	Simple Debt Securities, not convertible into shares	5 years	03.08.12	Resolution No. 16822 dated 05.23.12 and extended through Resolution No. 17676 dated 05.21.15
Tarjetas Cuyanas S.A.	U.S.$ 250,000	Simple Debt Securities, not convertible into shares	5 years	03.30.10 confirmed on 04.06.10 and 02.15.13	Resolution No. 16,328 dated 05.18.10 Authorization of the increase, Resolution No. 17072 dated 05.02.13

(*) Or its equivalent in any other currency.

(**) The shareholders, gathered at the Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2019, decided to extend the term of said program for additional 5 years. To date, such filing with the C.N.V. is still pending.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (U.S.$), Except as Otherwise Stated

The Company has the following Unsubordinated Debt Securities outstanding issued under the Global Programs detailed in the table above as of March 31, 2019, net of repurchases of Own Debt Securities:

Company	Date of Placement	Currency	Class No.	Face Value			Type(**)	Term	Maturity Date	Rate	Issuance Authorized by the C.N.V.	Carrying Amount(*) as of 03.31.19
Banco de Galicia y Bs. As. S.A.U.	02.17.17	$	Class III	U.S. $	150,537	(1)	Simple	36 Months	-	(1)(2)	02.06.17	2,478,255
Banco de Galicia y Bs. As. S.A.U.	05.18.17	$	IV		$2,000,000		Simple	36 Months	-	(3)	05.08.17	2,099,388
Banco de Galicia y Bs. As. S.A.U.	04.26.18	$	V Series I		$4,209,250		Simple	24 Months	-	(4)	04.18.18	4,907,225
Banco de Galicia y Bs. As. S.A.U.	04.26.18	$	V Series II		$2,032,833		Simple	36 Months	-	(5)	04.18.18	2,178,764
Banco de Galicia y Bs. As. S.A.U.	02.22.19	U.S.$		U.S. $	82,713		Simple	7 Months	-	(6)	02.14.19	3,599,100
Tarjeta Naranja S.A.	04.13.16	$	XXXIII Series II		$366,908		Simple	1,095 days	04.13.19	Minimum 37% Rate/ Badlar +5.40%	03.28.16	275,489
Tarjeta Naranja S.A.	06.29.16	$	XXXIV Series II		$475,397		Simple	1,461 days	06.29.20	Minimum 32% Rate/ Badlar +4.67%	06.21.16	475,007
Tarjeta Naranja S.A.	09.27.16	$	XXXV Series II		$774,389		Simple	1,461 days	09.27.20	Minimum 26% Rate/ Badlar +3.99%	09.15.16	741,832
Tarjeta Naranja S.A.	12.07.16	$	XXXVI Series II		$636,409		Simple	1,095 days	12.07.19	Minimum 25.25% Rate/ Badlar + 4%	11.23.16	635,820
Tarjeta Naranja S.A.	04.11.17	$	XXXVII		$3,845,700		Simple	1,826 days	04.11.22	Minimum 15% Rate/ Badlar + 3.50%	03.30.17	4,037,920
Tarjeta Naranja S.A.	11.13.17	$	XXXVIII		$503,333		Simple	546 days	05.13.19	Minimum 29.05% Rate/ MR20 + 4%	11.07.17	414,885
Tarjeta Naranja S.A.	02.14.18	$	XXXIX		$754,538		Simple	546 days	09.14.19	Minimum 26.75% Rate/MR 20 +3.4%	02.02.18	787,054
Tarjeta Naranja S.A.	04.10.18	$	XL Series I		$597,500		Simple	548 days	10.10.19	25.98% Fixed Rate	03.27.18	726,130
Tarjeta Naranja S.A.	04.10.18	$	XL Series II		$1,402,500		Simple	914 days	10.10.20	Minimum 27% Rate/ Badlar + 3.69%	03.27.18	1,520,281
Tarjeta Naranja S.A.	11.15.18	$	XLI Series I		$854,102		Simple	365 days	11.15.19	54% Fixed Rate	-	862,694
Tarjeta Naranja S.A.	11.15.18	$	XLI Series II		$343,555		Simple	547 days	05.15.20	Badlar + 10%	-	346,039
Tarjeta Naranja S.A.	12.17.18	$	XLII		$1,266,303		Simple	287 days	09.30.19	58% Fixed Rate	-	1,458,394
Tarjeta Naranja S.A.(***)	05.05.16	$	XXIV Series II		$234,309		Simple	1,095 days	05.05.19	Minimum 37% Rate/ Badlar + 4.98%	04.22.16	239,319
Tarjeta Naranja S.A.(***)	07.26.16		$XXV		$400,000		Simple	1,461 days	07.26.20	Minimum 30% Rate/ Badlar + 3.94%	07.13.16	423,782
Tarjeta Naranja S.A.(***)	10.24.16	$	XXVI Series II		$350,237		Simple	1,461 days	10.24.20	Minimum 26% Rate/ Badlar + 4.00%	10.14.16	366,434
Carry-back												28,573,812

(*) It includes principal and interest.

(**) Not convertible into shares.

(***) Debt Securities merged into by Tarjeta Naranja S.A. following its merger with Tarjetas Cuyanas S.A.

(1) As specified in the terms and conditions of the issuance, they were converted to $2,360,360. Investor assumes the exchange rate risk since the service of interest and principal is calculated on the basis of the principal amount in Pesos converted into U.S. Dollars on each payment date.

(2) Variable rate equal to the simple arithmetic average of private Badlar, plus 2.69%, which will be payable quarterly as from May 17, 2017.

(3) Variable rate equal to the simple arithmetic average of private Badlar, plus 2.98%, which will be payable quarterly as from August 18, 2017.

(4) Annual nominal fixed 25.98% rate; principal and interest will be settled in full upon maturity.

(5) Variable rate equal to the simple arithmetic average of private Badlar, plus 3.5%, which will be payable quarterly as from July 26, 2018. Principal in respect of this Series will be repaid upon maturity.

(6) Annual nominal fixed 4.80% rate; principal and interest will be settled in full upon maturity.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (U.S.$), Except as Otherwise Stated

Company	Date of Placement	Currency	Class No.	Face Value	Type(**)	Term	Maturity Date	Rate	Issuance Authorized by the C.N.V.	Carrying Amount(*) as of 03.31.19
Carry-back										28,573,812
Tarjeta Naranja S.A.(***)	02.10.17	$	XXVII Series II	$500,000	Simple	1,095 days	02.10.20	Minimum 23.5% Rate/ Badlar + 3.50%	02.02.17	526,465
Tarjeta Naranja S.A.(***)	06.09.17	$	XXVIII Series I	$128,175	Simple	730 days	06.09.19	Minimum 25% Rate/ Badlar + 3.05%	05.29.17	96,900
Tarjeta Naranja S.A.(***)	06.09.17	$	XXVIII Series II	$371,825	Simple	1,461 days	06.09.21	Minimum 25% Rate/ Badlar + 3.70%	05.29.17	380,805
Tarjeta Naranja S.A.(***)	02.19.19	$	XLIII	$1,583,895	Simple	547 days	08.18.20	Badlar + 7.00%	02.19.19	1,647,863
Total										31,225,845

(*) It includes principal and interest.

(**) Not convertible into shares.

(***) Debt Securities merged into by Tarjeta Naranja S.A. following its merger with Tarjetas Cuyanas S.A.

The Company has the following Unsubordinated Debt Securities outstanding issued under the Global Programs detailed in the table above as of December 31, 2018, net of repurchases of Own Debt Securities:

Company	Date of Placement	Currency	Class No.	Face Value			Type(**)	Term	Maturity Date	Rate	Issuance Authorized by the C.N.V.	Carrying Amount(*) as of 12.31.18
Banco de Galicia y Bs. As. S.A.U.	02.17.17	$	Class III	U.S. $	150,537	(1)	Simple	36 Months	-	(1)(3)	02.06.17	2,471,648
Banco de Galicia y Bs. As. S.A.U.	05.18.17	$	IV		$2,000,000		Simple	36 Months	-	(2)(4)	05.08.17	2,126,523
Banco de Galicia y Bs. As. S.A.U.	04.26.18	$	V Series I		$4,209,250		Simple	24 Months	-	(5)	04.18.18	4,898,450
Banco de Galicia y Bs. As. S.A.U.	04.26.18	$	V Series II		$2,032,833		Simple	36 Months	-	(6)	04.18.18	2,174,984
Tarjeta Naranja S.A.	04.13.16	$	XXXIII Series II		$366,908		Simple	1,095 days	04.13.19	Minimum 37% Rate/ Badlar +5.40%	03.28.16	412,803
Tarjeta Naranja S.A.	06.29.16	$	XXXIV Series II		$475,397		Simple	1,461 days	06.29.20	Minimum 32% Rate/ Badlar +4.67%	06.21.16	541,106
Tarjeta Naranja S.A.	09.27.16	$	XXXV Series II		$774,389		Simple	1,461 days	09.27.20	Minimum 26% Rate/ Badlar +3.99%	09.15.16	728,000
Tarjeta Naranja S.A.	12.07.16	$	XXXVI Series II		$636,409		Simple	1,095 days	12.07.19	Minimum 25.25% Rate/ Badlar + 4%	11.23.16	648,695
Tarjeta Naranja S.A.	04.11.17	$	XXXVII		$3,845,700		Simple	1,826 days	04.11.22	Minimum 15% Rate/ Badlar + 3.50%	03.30.17	4,083,446
Tarjeta Naranja S.A.	11.13.17	$	XXXVIII		$503,333		Simple	546 days	05.13.19	Minimum 29.05% Rate/ MR20 + 4%	11.07.17	538,056
Tarjeta Naranja S.A.	02.14.18	$	XXXIX		$754,538		Simple	546 days	09.14.19	Minimum 26.75% Rate/MR 20 +3.4%	02.02.18	803,823
Tarjeta Naranja S.A.	04.10.18	$	XL Series I		$597,500		Simple	548 days	10.10.19	25.98% Fixed Rate	03.27.18	708,732
Tarjeta Naranja S.A.	04.10.18	$	XL Series II		$1,402,500		Simple	914 days	10.10.20	Minimum 27% Rate/ Badlar + 3.69%	03.27.18	1,547,760
Tarjeta Naranja S.A.	11.15.18	$	XLI Series I		$854,102		Simple	365 days	11.15.19	54% Fixed Rate	-	905,479
Tarjeta Naranja S.A.	11.15.18	$	XLI Series II		$343,555		Simple	547 days	05.15.20	Badlar + 10%	-	346,775
Carry-back												22,936,280

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (U.S.$), Except as Otherwise Stated

Company	Date of Placement	Currency	Class No.	Face Value	Type(**)	Term	Maturity Date	Rate	Issuance Authorized by the C.N.V.	Carrying Amount(*) as of 03.31.19
Carry-back										22,936,280
Tarjeta Naranja S.A.	12.17.18	$	XLII	$1,266,303	Simple	287 days	09.30.19	58% Fixed Rate	-	1,234,147
Tarjeta Naranja S.A.(***)	05.05.16	$	XXIV Series II	$234,309	Simple	1,095 days	05.05.19	Minimum 37% Rate/ Badlar + 4.98%	04.22.16	172,255
Tarjeta Naranja S.A.(***)	07.26.16		$XXV	$400,000	Simple	1,461 days	07.26.20	Minimum 30% Rate/ Badlar + 3.94%	07.13.16	430,504
Tarjeta Naranja S.A.(***)	10.24.16	$	XXVI Series II	$350,237	Simple	1,461 days	10.24.20	Minimum 26% Rate/ Badlar + 4.00%	10.14.16	358,563
Carry-back										25,131,749

(*) It includes principal and interest.

(**) Not convertible into shares.

(***) Debt Securities merged into by Tarjeta Naranja S.A. following its merger with Tarjetas Cuyanas S.A.

(1) As specified in the terms and conditions of the issuance, they were converted to $2,360,360. Investor assumes the exchange rate risk since the service of interest and principal is calculated on the basis of the principal amount in Pesos converted into U.S. Dollars on each payment date.

(2) The net proceeds from this issuance of Debt Securities was applied to investments in working capital, loans, other loans and other uses envisaged by the provisions of the Law on Debt Securities and the Argentine Central Bank regulations.

(3) Variable rate equal to the simple arithmetic average of private Badlar, plus 2.69%, which will be payable quarterly as from May 17, 2017.

(4) Variable rate equal to the simple arithmetic average of private Badlar, plus 2.98%, which will be payable quarterly as from August 18, 2017.

(5) Annual nominal fixed 25.98% rate; principal and interest will be settled in full upon maturity.

(6) Variable rate equal to the simple arithmetic average of private Badlar, plus 3.5%, which will be payable quarterly as from July 26, 2018. Principal in respect of this Series will be repaid upon maturity.

On June 21, 2018, Banco Galicia issued the “Green Bond” which was entirely acquired by the International Finance Corporation. The Green Bond is a 7-year facility, with interest payable every six months. The Green Bond has a 36-month grace period in respect of the repayment of principal, followed by payments in 9 installments due every six months. As of March 31, 2019 and as of December 31, 2018, the carrying amount of the Green Bond totals $4,355,561 and $3,850,692, respectively.

The shareholders, gathered at the Shareholders’ Meeting held on April 25, 2019, decided to apply for authorization to have Banco Galicia registered as a Frequent Issuer, in accordance with General Resolution No. 721/2018 of the C.N.V. for the issuance of debt securities. Such resolution provides for simplified public offering authorization processes to take advantage of the opportunities benefits that may arise at times when market conditions are most favorable.

The repurchases of Own Debt Securities as of the indicated dates are as follows:

		Face Value as of	Carrying Amount(*) as of
Company	NO Class	03.31.19	03.31.19
Banco de Galicia y Buenos Aires S.A.U.	Class V – Series II	5,000	5,428
Tarjeta Naranja S.A.	Class XXXIV – Series II	-	1,872
Tarjeta Naranja S.A.	Class XXXV – Series II	38,500	36,171
Tarjeta Naranja S.A.	Class XXXVI – Series II	30,000	31,407
Tarjeta Naranja S.A.	Class XXXVII	13,563	213,716
Tarjeta Naranja S.A.	Class XXXVIII	1,870	1,967
Tarjeta Naranja S.A.	Class XXXIX	9,100	9,581
Tarjeta Naranja S.A.	Class XL – Series II	16,000	17,402
Tarjeta Naranja S.A.	Class XLI – Series I	39,239	44,119
Tarjeta Naranja S.A.	Class XLI – Series II	15,000	16,000
Tarjeta Naranja S.A.	Class XLIII	8,047	8,508
Tarjeta Naranja S.A.(**)	Class XLII	8,000	9,553
Tarjeta Naranja S.A.(**)	Class XXV – Series II	8,000	7,816
Tarjeta Naranja S.A.(**)	Class XXVI – Series II	1,000	1,014
Tarjeta Naranja S.A.(**)	Class XXVII - Series II	2,871	3,056
Tarjeta Naranja S.A.(**)	Class XXVIII - Series II	8,254	8,476
Total			416,086

(*) It includes principal and interest.

(**) Debt Securities merged into by Tarjeta Naranja S.A. following its merger with Tarjetas Cuyanas S.A.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (U.S.$), Except as Otherwise Stated

		Face Value as of	Carrying Amount(*) as of
Company	NO Class	12.31.18	12.31.18
Banco de Galicia y Buenos Aires S.A.U.	Class III	2,335	36,437
Banco de Galicia y Buenos Aires S.A.U.	Class V – Series II	48,000	47,178
Tarjeta Naranja S.A.	Class XXXV – Series II	51,500	49,783
Tarjeta Naranja S.A.	Class XXXVI – Series II	10,000	10,546
Tarjeta Naranja S.A.	Class XXXVII	11,783	184,535
Tarjeta Naranja S.A.	Class XXXVIII	3,870	4,135
Tarjeta Naranja S.A.	Class XXXIX	5,000	5,351
Tarjeta Naranja S.A.	Class XL	16,000	17,504
Tarjeta Naranja S.A.	Class XLI – Series I	1,000	936
Tarjeta Naranja S.A.	Class XLI – Series II	19,000	20,227
Tarjeta Naranja S.A.	Class XLII	50,000	54,389
Tarjeta Naranja S.A.(**)	Class XXIV - Series II	80,000	82,947
Tarjeta Naranja S.A.(**)	Class XXV – Series II	9,000	8,984
Tarjeta Naranja S.A.(**)	Class XXVI – Series II	25,000	27,027
Tarjeta Naranja S.A.(**)	Class XXVII – Series I	36,761	37,282
Tarjeta Naranja S.A.(**)	Class XXVII – Series II	5,488	5,757
Tarjeta Naranja S.A.(**)	Class XXVIII – Series II	8,254	8,501
Total			601,519

(*) It includes principal and interest.

(**) Debt Securities merged into by Tarjeta Naranja S.A. following its merger with Tarjetas Cuyanas S.A.

Related-party information is disclosed in Note 47.

NOTE 27. SUBORDINATED DEBT SECURITIES

The Group has the following Subordinated Debt Securities not convertible into shares issued under the Global Programs detailed in Note 26 as of the period/ fiscal year-end:

Company	Date of Placement	Currency	Class No.	Face Value	Term	Maturity Date	Rate	Issuance Authorized by the C.N.V.	Carrying Amount as of 03.31.19(*)
Banco de Galicia y Bs. As. S.A.U.	07.19.16	U.S.$	-	U.S. $250,000	120 months(1)	-	(2)(3)	06.23.16	10,983,200

(*) It includes principal and interest.

(1) Amortization shall be fully made upon maturity, net of expenses, on July 19, 2026, unless fully redeemed, at the issuer’s option, at a price equal to 100% of the outstanding principal plus accrued and unpaid interest.

(2) Fixed 8.25% rate p.a. (as from the issuance date to July 19, 2021, inclusively); and margin to be added to the nominal Benchmark Readjustment Rate of 7.156% p.a. to the due date of Debt Securities. Such interest shall be payable semiannually on January 19 and July 19 as from 2017.

(3) The net proceeds from this issuance of Debt Securities was applied to investments in working capital, loans, other loans and other uses envisaged by the provisions of the Law on Debt Securities and the Argentine Central Bank regulations.

Company	Date of Placement	Currency	Class No.	Face Value	Term	Maturity Date	Rate	Issuance Authorized by the C.N.V.	Carrying Amount as of 12.31.18(*)
Banco de Galicia y Bs. As. S.A.U.	07.19.16	U.S.$	-	U.S. $250,000	120 months(1)	-	(2)(3)	06.23.16	9,767,874

(*) It includes principal and interest.

(1) Amortization shall be fully made upon maturity, on July 19, 2026, unless redeemed, at the issuer’s option, fully at a price equal to 100% of the outstanding principal plus accrued and unpaid interest.

(2) Fixed 8.25% rate p.a. (as from the issuance date to July 19, 2021, inclusively); and margin to be added to the nominal Benchmark Readjustment Rate of 7.156% p.a. to the due date of Debt Securities. Such interest shall be payable semiannually on January 19 and July 19 as from 2017.

(3) The net proceeds from this issuance of Debt Securities was applied to investments in working capital, loans, other loans and other uses envisaged by the provisions of the Law on Debt Securities and the Argentine Central Bank regulations.

NOTE 28. PROVISIONS

The account breaks down as follows, as of the indicated dates:

	03.31.19	12.31.18

For Administrative, Disciplinary and Criminal Penalties	5,306	5,306
For Termination Benefits	98,368	86,926
Others	1,452,916	1,357,091
Total	1,556,590	1,449,323

Changes for the period in the “Provisions” account are detailed in Schedule J. See Note 45 for further details.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (U.S.$), Except as Otherwise Stated

NOTE 29. OTHER NON-FINANCIAL LIABILITIES

The account breaks down as follows, as of the indicated dates:

	03.31.19	12.31.18

Withholdings and Additional Withholdings Payable	2,625,426	2,901,402
Salaries and Social Security Contributions Payable	2,309,317	2,841,885
Withholdings Payable on Salaries	159,663	185,624
Value-Added Tax	381,380	527,577
Sundry Creditors	2,091,882	1,598,731
Taxes Payable	1,798,640	1,838,045
Liabilities Arising from Contracts with Customers	1,112,312	1,071,636
Other Non-financial Liabilities	359,222	412,179
Total	10,837,842	11,377,079

NOTE 30. CAPITAL STOCK

The Ordinary and Extraordinary Shareholders’ Meeting of the Company held on August 15, 2017 authorized an increase in capital stock of the Company by means of the issuance of up to 150,000,000 ordinary book-entry Class “B” shares, entitled to one vote per share and with a face value of $1 each and also entitled to dividends on an equal footing with such ordinary book-entry shares outstanding at the time of the issuance.

On September 7, 2017, the Board of Directors of the C.N.V., by means of Joint Resolution No. RESFC-2017-18927-APN-DIR#CNV, decided to authorize the public offering of 130,434,600 ordinary book-entry Class “B” shares, with a face value of $1 and one vote per share and, in case of over-subscription, an increase in such offering up to 19,565,190 ordinary book-entry Class “B” shares, with a face value of $1 and one vote each, to be offered for public subscription, with preemptive and accretion rights.

The primary offering year ended on September 26, 2017, with 109,999,996 Class “B” shares having been subscribed at a price of U.S. $5 each. On September 29, 2017, such shares were issued and paid in.

The Company granted over-subscription rights to international placement agents who, on October 2, 2017, enforced such rights and were awarded additional 16,500,004 Class “B” shares at a price of U.S. $5 each, the issuance and payment of which took place on October 4, 2017.

The capital increase amounted to $11,004,383. The expenses related thereto amounted to $146,347 and were deducted from additional paid-in capital.

On November 8, 2017, the capital increase was registered with the Public Registry of Commerce.

The Company has no own shares in portfolio.

The Company’s shares are listed on Bolsas y Mercados Argentinos (BYMA), Mercado Abierto Electrónico S.A. (MAE) and the National Association of Securities Dealers Automated Quotation (NASDAQ).

NOTE 31. INCOME STATEMENT BREAKDOWN

Breakdown of: Net Income from Interest, Net Fee Income and Net Income from Measurement of Fair Value Financial Instruments with Changes to Income are detailed in Schedule Q.

NOTE 32. GOLD AND FOREIGN CURRENCY QUOTATION DIFFERENCES

The account breaks down as follows, as of the indicated dates:

	03.31.19	03.31.18

Originated by:
Foreign Currency Brokerage	-	577,329
Valuation of Foreign Currency Assets and Liabilities	47,855	197,441
Total	47,855	774,770

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (U.S.$), Except as Otherwise Stated

NOTE 33. OTHER OPERATING INCOME

The account breaks down as follows, as of the indicated dates:

	03.31.19	03.31.18

Commission on Product Package	731,904	517,031
Other Adjustments and Interest from Miscellaneous Receivables	571,361	192,278
Rental of Safe Deposit Boxes	119,946	90,548
Other Financial Income	134,963	49,094
Other Income from Services	346,833	345,651
Others	4,588,741	259,746
Total	6,493,748	1,454,348

NOTE 34. UNDERWRITING INCOME FROM INSURANCE BUSINESS

The account breaks down as follows, as of the indicated dates:

	03.31.19	03.31.18

Premiums and Surcharges Accrued	1,089,283	907,589
Claims Accrued	(173,351)	(94,877)
Surrenders	(1,267)	(230)
Life and Ordinary Annuities	(2,096)	(1,695)
Underwriting and Operating Expenses	(255,047)	(174,328)
Other Income and Expenses	14,642	5,550
Total	672,164	642,009

NOTE 35. LOAN LOSS PROVISION

The account breaks down as follows, as of the indicated dates:

	03.31.19	03.31.18

Loan Loss Provision and Other Financing	7,359,488	1,477,046
Private Securities Uncollectibility Charge	21,207	41,669
Direct Loan Charges	180,699	102,580
Others	-	452
Total	7,561,394	1,621,747

NOTE 36. PERSONNEL EXPENSES

The following are the items included in the account, as of the indicated dates:

	03.31.19	03.31.18

Salaries	2,533,089	2,001,729
Social Security Contributions on Salaries	572,942	424,000
Severance Payments and Personnel Bonuses	703,715	492,148
Personnel Services	113,281	77,050
Other Short-term Employee Benefits	123,148	93,883
Other Long-term Employee Benefits	16,326	6,254
Total	4,062,501	3,095,064

NOTE 37. ADMINISTRATIVE EXPENSES

The Group presented its statement of comprehensive income under the expenditure function method. Under this method, expenses are classified according to their function as part of the item “Administrative Expenses”.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (U.S.$), Except as Otherwise Stated

The table below provides the required additional information about expenses by nature and function, as of the indicated dates:

	03.31.19	03.31.18

Fees and Compensation for Services	361,003	233,264
Directors’ and Syndics’ Fees	21,901	36,865
Advertising and Publicity	234,126	220,865
Taxes	980,305	666,854
Maintenance and Repairs	308,067	210,863
Electricity and Communications	336,563	155,924
Entertainment and Transportation Expenses	14,103	29,869
Stationery and Office Supplies	51,314	40,844
Rentals	16,371	137,880
Administrative Services Hired	458,353	311,422
Security	186,226	164,740
Insurance	34,871	16,562
Others	1,061,885	698,748
Total	4,065,088	2,924,700

NOTE 38. DEPRECIATION AND IMPAIRMENT OF ASSETS

The account breaks down as follows, as of the indicated dates:

	03.31.19	03.31.18

Depreciation of Property, Plant and Equipment	418,425	176,692
Amortization of Organization and Development Expenses	149,659	80,183
Others	560	606
Total	568,644	257,481

NOTE 39. OTHER OPERATING EXPENSES

The account breaks down as follows, as of the indicated dates:

	03.31.19	03.31.18

Turnover Tax	2,371,811	1,439,383
Contributions to the Guarantee Fund	153,204	82,449
Charges for Other Provisions	77,715	221,286
Claims	57,539	40,942
Other Financial Income	292,032	1,825
Other Expenses from Services	1,139,607	625,242
Others	168,537	33,735
Total	4,260,445	2,444,862

NOTE 40. INCOME TAX/DEFERRED TAX

The following is a reconciliation of income tax charged to income as of March 31, 2019, presented on a comparative basis to the same quarter of the previous year, to that which would result from applying the tax rate in force to book income:

	03.31.19	03.31.18

Income for the Period Before Income Tax	12,346,635	4,536,323
Effective Tax Rate	30%	30%
Income for the Period at the Tax Rate	3,703,991	1,360,897
Permanent Differences at the Tax Rate
- Income (Loss) from Equity Instruments	14,474	(18,075)
- Non-taxable Income (Loss)	(24,667)	(11,244)
- Donations and Other Non-deductible Expenses	14,895	9,808
- Others	(224,344)	20,499
- Allowance for Impairment	-	1,888
- Accrued Adjustment Payable	(79,100)	-
- Law 27430 Rate Adjustment	(64,134)	38,625
Total Income Tax Charge for the Period	3,341,115	1,402,398

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE FISCAL YEAR COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (US$), Except as Otherwise Stated

In September 2017, Banco Galicia filed with A.F.I.P. both actions for recovery of income tax paid in excess for fiscal years 2014 and 2016, totaling $433,815 and $944,338, respectively. These actions were grounded on case law that declared unconstitutional certain rules and regulations banning the application of the inflation adjustment for tax purposes, with the ensuing confiscatory effects. As of the date of these consolidated condensed interim financial statements, Banco Galicia has not recorded balances in respect of the contingent assets stemming from the aforementioned actions.

NOTE 41. DIVIDENDS

The Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2019 approved the financial statements as of December 31, 2018 and the treatment of income for the fiscal year then ended.

The dividends approved by such Shareholders’ Meeting amounted to $2,000,000 and represented $1.40 (figure stated in Pesos) per share.

The Ordinary and Extraordinary Shareholders’ Meeting held on April 24, 2018 approved the financial statements as of December 31, 2017 and the treatment of income for the fiscal year then ended.

The dividends approved by such Shareholders’ Meeting amounted to $1,200,000 and represented $0.84 (figure stated in Pesos) per share. The dividends mentioned above were paid to the Group’s shareholders on May 9, 2018.

NOTE 42. EARNINGS PER SHARE

Earnings per share are calculated by dividing income attributable to the Group’s shareholders by the weighted average of outstanding common shares during the year. As the Group does not have preferred shares or debt convertible into shares, basic earnings are equal to diluted earnings per share.

	03.31.19	03.31.18

Net Income for the Period Attributable to the Controlling Company’s Shareholders	9,037,359	3,005,171
Subscribed Shares Weighted Average	1,426,765	1,426,765
Earnings per Share	6.33	2.11

NOTE 43. SEGMENT REPORTING

The Group determines segments based on management reports that are reviewed by the Board of Directors and updated as they show changes.

Reportable segments are made up of one or more operating segments with similar economic characteristics, distribution channels and regulatory environments.

Below there is a description of each business segment’s composition:

a.	Banks: Represents the banking business operation results.

b.

Regional Credit Cards: This segment represents the results of operations of the regional credit card business and includes the results of operations of Tarjetas Regionales S.A. consolidated with its subsidiaries, as follows: Cobranzas Regionales S.A., Ondara S.A. and Tarjeta Naranja S.A.

c.

Insurance: This segment represents the results of operations of the insurance companies’ business and includes the results of operations of Sudamericana Holding S.A. consolidated with its subsidiaries, as follows: Galicia Retiro Cía. de Seguros S.A., Galicia Seguros S.A. and Galicia Broker Asesores de Seguros S.A.

d.

Other Businesses: This segment shows the results of operations of Galicia Administradora de Fondos S.A., Galicia Warrants S.A., Galicia Valores S.A. and the Company, the last two net of eliminations of the income from equity investments.

e.	Adjustments: This segment includes consolidation adjustments and eliminations of transactions among subsidiaries.

The operating income (loss) of the Group’s different operating segments is monitored separately in order to make decisions on resource allocation and the evaluation of each segment’s performance. Segment performance is evaluated based on operating income or losses and is consistently measured with the operating income and losses of the consolidated income statement.

When any transaction occurs, the transfer pricing among operating segments is at arm’s length similarly to transactions performed with third parties. Income, expenses and income (losses) resulting from the transfers among operating segments are then eliminated from consolidation.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (U.S.$), Except as Otherwise Stated

The Group operates in one geographic segment, Argentina.

The relevant segment reporting as of the indicated dates is as follows:

	Banks	Regional Credit Cards	Insurance	Other Businesses	Adjustments	Total as of 03.31.19
Net Income from Interest	1,837,608	2,147,059	110,567	8,282	105,588	4,209,104
Net Fee Income (Expense)	3,350,523	2,959,189	-	(228)	(297,304)	6,012,180
Net Income from Measurement of Fair Value Financial Instruments with Changes to Income	15,285,565	368,172	7,251	57,467	-	15,718,455
Income from Derecognition of Assets Measured at Amortized Cost	16,268	-	-	-	-	16,268
Gold and Foreign Currency Quotation Differences	(57,484)	(9,804)	(23,213)	42,646	-	(47,855)
Other Operating Income (Expense)	5,875,950	376,744	95,254	230,235	(84,435)	6,493,748
Underwriting Income from Insurance Business	-	-	359,860	-	312,304	672,164
Loan Loss Provisions	(6,142,558)	(1,418,836)	-	-	-	(7,561,394)
Personnel Expenses	(2,903,368)	(962,303)	(131,615)	(65,215)	-	(4,062,501)
Administrative Expenses	(2,513,975)	(1,414,431)	(79,574)	(62,699)	5,591	(4,065,088)
Depreciation and Impairment of Assets	(418,342)	(126,391)	(20,040)	(3,871)	-	(568,644)
Other Operating Expenses	(3,461,644)	(774,668)	(235)	(23,898)	-	(4,260,445)
Operating Income	10,868,543	1,144,731	318,255	182,719	41,744	12,555,992
Results from Associates and Joint Ventures	32,229	-	-	(32,229)		-
Income before Taxes from Continuing Activities	10,900,772	1,144,731	318,225	150,490	41,744	12,555,992
Income Tax from Continuing Activities	(3,061,842)	(100,466)	(95,606)	(83,201)	-	(3,341,115)
Net Income from Continuing Activities	7,838,930	1,044,265	222,649	67,289	41,744	9,214,877
Income from Discontinued Operations	-	-	-	-	-	-
Income Tax from Discontinued Operations	-	-	-	-	-	-
Net Income for the Period	7,838,930	1,044,265	222,649	67,289	41,744	9,214,877
Other Comprehensive Income (Loss)	210,931	-	(1,799)	(209,357)	(209,132)	(209,357)
Net Income (Loss) for the Period Attributable to Non-controlling Interests	(192)	(44)	-	-	(177,282)	(177,518)
Net Income (Loss) for the Period Attributable to the Controlling Company’s Shareholders	8,049,669	1,044,221	220,850	(142,068)	(334,670)	8,828,002

	Banks	Regional Credit Cards	Insurance	Others	Adjustments	Total as of 03.31.18
Net Income from Interest	4,154,424	1,929,493	76,052	18,085	(7,857)	6,170,197
Net Fee Income (Expense)	1,081,905	2,804,361	-	(522)	30,000	3,915,744
Net Income from Measurement of Fair Value Financial Instruments with Changes to Income	1,639,934	107,415	19,360	80,272	-	1,846,981
Income from Derecognition of Assets Measured at Amortized Cost	15,777	-	-	-	-	15,777
Gold and Foreign Currency Quotation Differences	744,119	3,538	901	26,212	-	774,770
Other Operating Income (Expense)	2,326,348	1,822,620	3,087	266,566	(2,964,273)	1,454,348
Underwriting Income from Insurance Business	-	-	369,441	-	272,568	642,009
Loan Loss Provisions	(963,053)	(658,694)	(121)	-	121	(1,621,747)
Personnel Expenses	(2,123,011)	(848,107)	(99,108)	(24,838)	-	(3,095,064)
Administrative Expenses	(1,767,388)	(1,048,099)	(63,570)	(47,759)	2,116	(2,924,700)
Depreciation and Impairment of Assets	(185,807)	(60,391)	(11,082)	(201)	-	(257,481)
Other Operating Expenses	(2,219,222)	(437,250)	(29,444)	(16,537)	257,571	(2,444,862)
Operating Income (Expense)	2,704,026	3,614,886	265,516	301,298	(2,409,754)	4,475,972
Results from Associates and Joint Ventures	31,334	-	-	2,971,793	(3,003,127)	-
Income (Loss) before Taxes from Continuing Activities	2,735,360	3,614,886	265,516	3,258,952	(5,412,881)	4,475,972
Income Tax from Continuing Activities	(830,579)	(369,713)	(98,165)	(81,059)	-	(1,379,516)
Net Income (Loss) from Continuing Activities	1,904,781	3,245,173	167,351	3,192,032	(5,412,881)	3,096,456
Income from Discontinued Operations	72,970	-	-	1,806	-	74,776
Income Tax from Discontinued Operations	(21,893)	-	-	(989)	-	(22,882)
Net Income (Loss) for the Period	1,955,858	3,245,173	167,351	3,192,849	(5,412,881)	3,148,350
Other Comprehensive Income (Loss)	(3,259)	-	(12,761)	(14,425)	16,020	(14,425)
Net Income (Loss) for the Period Attributable to Non-controlling Interests	(133)	-	3	-	(143,049)	(143,179)
Net Income (Loss) for the Period Attributable to the Controlling Company’s Shareholders	1,952,466	842,230	154,593	3,164,283	(5,539,910)	2,990,746

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (U.S.$), Except as Otherwise Stated

	Banks	Regional Credit Cards	Insurance	Other Businesses	Adjustments	Total as of 03.31.19
ASSETS
Cash and Due from Banks	130,541,556	1,247,315	57,474	92,193	(114,436)	131,824,102
Fair Value Debt Securities with Changes to Income	108,943,125	-	62,211	113,558	(308,791)	108,810,103
Derivative Instruments	636,124	-	-	-	-	636,124
Repo Transactions	10,657,687	-	-	-	-	10,657,687
Other Financial Assets	7,141,176	2,808,520	179,858	197,257	(65,179)	10,261,632
Net Loans and Other Financing	256,083,254	46,326,637	526,822	1,656,732	(3,116,790)	301,476,655
Other Debt Securities	15,896,762	-	1,138,302	-	(129,775)	16,905,289
Financial Assets Pledged as Collateral	16,700,275	2,959	-	-	-	16,703,234
Current Income Tax Assets	-	2,149	156,334	12,980	-	171,463
Investments in Equity Instruments	2,516,213	-	-	365	-	2,516,578
Equity Investments in Associates and Joint Ventures	445,156	-	-	62,464,825	(62,909,981)	-
Property, Plant and Equipment	12,369,552	1,493,973	178,495	5,779	-	14,047,799
Intangible Assets	3,720,338	463,197	70,701	419,309	(419,307)	4,254,238
Deferred Income Tax Assets	-	862,562	25,210	11,802	-	899,574
Assets for Insurance Contracts	-	-	1,004,660	-	-	1,004,660
Other Non-financial Assets	1,472,162	224,624	25,562	422,146	211	2,144,705
Non-current Assets Held for Sale	205,743	-	-	-	-	205,743
TOTAL ASSETS	567,329,123	53,431,936	3,425,629	65,396,946	(67,064,048)	622,519,586
LIABILITIES
Deposits	410,203,922	-	-	109,946	(2,544,383)	407,769,485
Fair Value Liabilities with Changes to Income	3,584,269	-	-	-	-	3,584,269
Derivative Instruments	1,876,088	-	-	-	-	1,876,088
Repo Transactions	6,016,088	-	-	-	-	6,016,088
Other Financial Liabilities	33,481,102	23,307,177	-	18,320	(582,105)	56,224,494
Loans from the Argentine Central Bank and Other Financial Institutions	14,243,896	369,914	18,391	162,049	(167,408)	14,626,842
Debt Securities Issued	19,623,721	16,396,251	-	-	(438,566)	35,581,406
Current Income Tax Liabilities	5,302,415	252,205	274,037	346,522	-	6,173,030
Subordinated Debt Securities	10,983,200	-	-	-	-	10,983,200
Provisions	1,330,760	79,981	88,849	57,000	-	1,556,590
Deferred Income Tax Liabilities	442,276	-	31,515	36,118	-	509,909
Liabilities for Insurance Contracts	-	-	1,231,650	-	(60,707)	1,170,943
Other Non-financial Liabilities	8,641,575	1,860,075	303,681	67,349	(34,838)	10,839,991
TOTAL LIABILITIES	515,729,312	42,265,603	1,948,123	797,304	(3,828,007)	556,912,335

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (U.S.$), Except as Otherwise Stated

	Banks	Regional Credit Cards	Insurance	Other Businesses	Adjustments	Total as of 12.31.18
ASSETS
Cash and Due from Banks	142,049,436	1,364,452	55,184	93,007	(252,651)	143,309,428
Fair Value Debt Securities with Changes to Income	75,911,796	54,008	83,476	81,501	(141,610)	75,989,171
Derivative Instruments	1,785,640	-	-	-	-	1,785,640
Repo Transactions	2,068,076	-	-	-	-	2,068,076
Other Financial Assets	4,691,607	3,623,010	234,656	500,169	(58,999)	8,990,443
Net Loans and Other Financing	243,232,186	45,313,187	426,159	1,092,235	(3,111,291)	286,952,476
Other Debt Securities	13,630,604	-	990,929	-	(131,767)	14,489,766
Financial Assets Pledged as Collateral	10,812,499	4,993	-	-	-	10,817,492
Current Income Tax Assets	2,267,500	18,125	82,004	142,755	-	2,510,384
Investments in Equity Instruments	159,602	-	-	1,452	-	161,054
Equity Investments in Associates and Joint Ventures	397,754	-	-	54,074,665	(54,472,419)	-
Property, Plant and Equipment	9,869,201	834,886	177,932	2,996	-	10,885,015
Intangible Assets	3,259,794	422,877	61,050	419,309	(419,307)	3,743,723
Deferred Income Tax Assets	-	788,252	74,857	4,676	-	867,785
Assets for Insurance Contracts	-	-	957,210	-	-	957,210
Other Non-financial Assets	798,367	284,136	18,669	213,231	5	1,314,408
Non-current Assets Held for Sale	404,106	-	-	-	-	404,106
TOTAL ASSETS	511,338,168	52,707,926	3,162,126	56,625,996	(58,588,039)	565,246,177
LIABILITIES
Deposits	361,445,778	-	-	-	(1,348,503)	360,097,275
Fair Value Liabilities with Changes to Income	2,685,471	-	-	-	(540,807)	2,144,664
Derivative Instruments	1,835,789	-	-	-	-	1,835,789
Repo Transactions	1,948,559	-	-	-	-	1,948,559
Other Financial Liabilities	40,976,456	23,244,061	-	36,311	(1,021,786)	63,235,042
Loans from the Argentine Central Bank and Other Financial Institutions	17,490,792	2,131,037	56	-	(175,857)	19,446,028
Debt Securities Issued	15,527,765	14,979,260	-	-	(523,372)	29,983,653
Current Income Tax Liabilities	5,442,791	38,137	203,147	183,000	-	5,873,075
Subordinated Debt Securities	9,767,874	-	-	-	-	9,767,874
Provisions	1,248,998	64,997	78,328	57,000	-	1,449,323
Deferred Income Tax Liabilities	289,493	-	60,748	35,480	-	385,721
Liabilities for Insurance Contracts	-	-	1,146,515	-	(43,295)	1,103,220
Other Non-financial Liabilities	8,709,240	2,122,183	420,271	74,546	(26,827)	11,377,079
TOTAL LIABILITIES	467,369,006	42,579,675	1,909,065	470,003	(3,680,447)	508,647,302

NOTE 44. CAPITAL MANAGEMENT AND RISK POLICIES

The major risks the Group is exposed to are classified into seven categories: capital risk, financial risks (market risk, currency risk, interest rate risk, and liquidity risk), credit risk, operational risk, IT risk, cybersecurity risk, and reputational risk.

There have not been material changes in the Group’s risk management policies to address the aforementioned risks relative to those disclosed in the financial statements as of December 31, 2018.

NOTE 45. CONTINGENCIES AND COMMITMENTS

a)        Tax Issues

At the date of these consolidated condensed interim financial statements, provincial tax collection authorities, as well as tax collection authorities from the Autonomous City of Buenos Aires, are in the process (in different degrees of completion) of conducting reviews and assessments mainly in respect of matters resulting from applying turnover tax.

These proceedings and their possible effects are constantly being monitored. Even though it is considered that it has complied with its tax liabilities in full pursuant to current regulations, the provisions deemed adequate pursuant to the evolution of each proceeding have been set up.

b)        Consumer Protection Associations

Consumer Protection Associations, on behalf of consumers, have filed claims against Banco Galicia with regard to the collection of certain financial charges.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (U.S.$), Except as Otherwise Stated

The Group believes that the resolution of these controversies will not have a significant impact on its financial condition.

Penalties Imposed on Banco de Galicia y Buenos Aires S.A.U. and Summary Proceedings Commenced by the Argentine Central Bank

The penalties imposed and the summary proceedings commenced by the Argentine Central Bank are detailed in Note 49.

The provisions for contingencies recorded are as follows:

	03.31.19	12.31.18
Other Contingencies	1,420,832	1,329,142
-For Commercial Lawsuits/Legal Affairs	1,114,461	1,058,636
-For Labor Lawsuits	108,128	96,311
-For Claims and Credit Cards	1,097	1,097
-For Guarantees Granted	1,142	1,142
-For Other Contingencies	196,004	171,956
Termination Benefits	98,368	86,926
Court Deposits Dollarization Difference under Communiqué “A” 4686	32,084	27,949
Administrative, Disciplinary and Criminal Penalties	5,306	5,306
Total	1,556,590	1,449,323

NOTE 46. OFF-BALANCE SHEET ITEMS

In the normal course of business and in order to meet customers’ financing needs, off-balance sheet transactions are performed. These instruments expose the Group to the credit risk, in addition to loans recognized in assets. These financial instruments include credit lending commitments, letters of credit reserve, guarantees granted and acceptances.

The same credit policies for agreed credits, guarantees and loan granting are used. Outstanding commitments and guarantees do not represent an unusual credit risk.

Agreed Credits

They are commitments to grant loans to a customer in a future date, subject to compliance with certain contractual agreements that usually have fixed maturity dates or other termination clauses and may require a fee payment.

Commitments are expected to expire without resorting to them. The total amounts of agreed credits do not necessarily represent future cash requirements. Each customer’s solvency is evaluated case by case.

Guarantees Granted

The issuing bank commits to reimbursing the loss to the beneficiary if the secured debtor does not comply with its obligation upon maturity.

Export and Import Documentary Credits

They are conditional commitments issued by the Group to secure a customer’s compliance towards a third party.

Responsibilities for Foreign Trade Transactions

They are conditional commitments for foreign trade transactions.

Our exposure to credit loss upon the other party’s default in the financial instrument is represented by the contractual notional amount of the same investments.

The credit exposure for these transactions is detailed below.

	03.31.19	12.31.18

Agreed Credits	14,788,279	14,947,369
Export and Import Documentary Credits	2,051,303	1,080,047
Guarantees Granted	19,091,375	16,292,630
Responsibilities for Foreign Trade Transactions	1,377,521	234,609

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (U.S.$), Except as Otherwise Stated

The fees and commissions related to the items mentioned above as of the indicated dates were as follows:

	03.31.19	03.31.18

For Agreed Credits	29,637	25,277
For Export and Import Documentary Credits	16,500	13,984
For Guarantees Granted	44,062	13,757

The credit risk of these instruments is essentially the same as that involved in lending credit facilities to customers.

As a condition to grant guarantees to our customers, we may require counter-guarantees under certain circumstances. Below is a detail of guarantees classified by type, with their respective amounts:

	03.31.19	12.31.18

Other Preferred Guarantees Received	6,998,091	6,796,492
Other Guarantees Received	353,426	296,362

Additionally, checks to be debited and credited, as well as other elements in the collection process, such as, notes, invoices and miscellaneous items, are recorded in memorandum accounts until the related instrument is approved or accepted.

The risk of loss in these offsetting transactions is not significant.

	03.31.19	12.31.18

Checks and Drafts to be Debited	3,106,774	3,448,362
Checks and Drafts to be Credited	3,876,452	4,443,878
Values for Collection	31,108,940	27,625,864

The Group acts as trustee by virtue of trust agreements to secure obligations derived from several agreements between parties. The amounts of trust funds and securities held in custody as of the indicated dates are as follows:

	03.31.19	12.31.18

Trust Funds	5,869,385	5,868,530
Securities Held in Custody	475,591,344	429,896,258
These trusts are not included in the consolidation since the Group does not exert control on them.

NOTE 47. RELATED PARTY TRANSACTIONS

Related parties are considered to be all those entities that directly, or indirectly through other entities, have control over another, are under the same control or may have significant influence on another entity’s financial or operational decisions.

The Group controls another entity when it has the power over other entities’ financial and operating decisions and also has a share of profits thereof.

Additionally, the Group considers that it has joint control when there is an agreement between parties regarding the control of a common economic activity.

Finally, the Group considers that it may have control in those cases where the Group has significant influence due its capacity to take part in decisions regarding the company’s financial policy and operations. Those shareholders who hold an equity investment equal to or higher than 20% of the total votes of the Group or its subsidiaries are considered to have significant influence. To determine those situations, not only the legal aspects are observed, but also the nature and substance of the relationship.

Furthermore, the key personnel of the Group’s Management (Board of Directors members and Managers of the Group and its subsidiaries), as well as the entities over which the key personnel may have significant influence or control are considered as related parties.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (U.S.$), Except as Otherwise Stated

47.1.     Controlling Entity

The Group is controlled by:

Name	Nature	Principal Line of Business	Place of Business	Equity Investment %
EBA Holding S.A.	55.11% of voting rights	Financial and Investment Activities	Autonomous City of Buenos Aires – Argentina	19.71%

Key Personnel’s Compensation

The compensation earned by the Group’s key personnel as of March 31, 2019 and March 31, 2018 amounts to $328,894 and $522,038, respectively.

47.2     Key Personnel’s Structure

Key personnel’s structure as of the indicated dates is as follows:

	03.31.19	12.31.18
Directors	84	67
General Manager	11	11
Division Managers	1	1
Department Managers	70	70
Total	166	149

47.3.     Related Party Transactions

The following table shows the total credit assistance granted by the Group to key personnel, syndics, majority shareholders, as well as all individuals who are related to them by a family relationship of up to the second degree of consanguinity or first degree by affinity (pursuant to the Argentine Central Bank’s definition of related individual) and any entity affiliated with any of these parties, not required to be consolidated.

	03.31.19	12.31.18
Total Amount of Credit Assistance	620,672	956,439
Number of Recipients (Amounts)	318	329
- Natural Persons	260	269
- Artificial Persons	58	60
Average Amount of Credit Assistance	2,178	2,907
Maximum Assistance	116,455	362,713

Financial assistance, including the one that was restructured, was granted in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other non-related parties. Besides, this financial assistance did not involve more than the normal risk of loan losses or present other unfavorable features.

47.4.     Amounts of Related Party Transactions

The amounts of related party transactions conducted as of the indicated dates are as follows:

	03.31.19	12.31.18
Assets
Cash and Due from Banks	82,019	252,651
Fair Value Debt Securities with Changes to Income	308,791	736,590
Other Financial Assets	48,269	630,879
Net Loans and Other Financing	3,115,782	861,538
Other Debt Securities	129,775	-
Other Non-financial Assets	(211)	(24,721)
Total Assets	3,684,425	2,456,937
Liabilities
Deposits	2,401,012	262,088
Derivative Instruments	-	109,043
Other Financial Liabilities	582,105	256,779
Loans from the Argentine Central Bank and Other Financial Institutions	167,408	410,618
Debt Securities Issued	438,566	736,581
Liabilities for Insurance Contracts	60,707	40,853
Other Non-financial Liabilities	34,838	74,863
Total Liabilities	3,684,636	1,890,825

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (U.S.$), Except as Otherwise Stated

	03.31.19	03.31.18
Income (Loss)
Net Income from Interest	105,588	-
Net Fee Income (Expense)	(297,307)	(272,568)
Underwriting Income from Insurance Business	321,304	-
Other Operating Income (Expense)	(84,435)	1,055
Administrative Expenses	5,591	(272,568)
Other Operating Expenses	-	-
Total Income	50,741	1,055

NOTE 48. ACQUISITION OF DEBT SECURITIES UNDER SECTION 35 BIS OF FINANCIAL INSTITUTIONS LAW

Banco Finansur S.A.’s operation was temporarily suspended by the Argentine Central Bank from November 9, 2017 to February 9, 2018. On January 12, 2018, Banco Galicia reported its participation in the process under Section 35 bis of the Argentine Financial Institutions Law. In addition, on March 9, 2018, Banco Galicia reported that the Argentine Central Bank approved the transfer of certain secured liabilities of Banco Finansur S.A. in exchange for debt securities by creating a Private Financial Trust called Fidensur.

As they are holders of debt securities rather than the participation certificate, and as they are not beneficiaries since that role was taken over by virtue of the bankruptcy of Banco Finansur S.A., we understand that the Group is neither exposed to variable returns nor to the Trust’s residual risk. Therefore, the holding was recorded as financial debt instrument, rather than as a financial equity instrument.

The business model that relates to such financial instrument is to collect cash flows as liquidity flows into the trust due to the settlement of loans and the sale of other assets. Therefore, measurement should be made at amortized cost.

As a result of the foregoing, the trust was not consolidated in these consolidated condensed interim financial statements.

The Group recorded debt securities in the “Other Debt Securities” account, which are measured at amortized cost in the amount of $78,021 and $74,775 as of March 31, 2019 and December 31, 2018, respectively.

NOTE 49. ADDITIONAL INFORMATION REQUIRED BY THE ARGENTINE CENTRAL BANK

49.1.     CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24,485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The Argentine National Executive Branch, through Decree No. 1127/98, established the maximum amount for the insurance system to demand deposits and time deposits denominated either in Pesos and/or in foreign currency. Such limit was set at $1,000 as from March 1, 2019.

This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to the Bank, either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up at an interest rate exceeding the one established regularly by the Argentine Central Bank.

Deposits acquired through endorsement, placements made as a result of incentives other than interest rates and locked-up balances from deposits and other excluded transactions are also excluded. This system has been implemented through the creation of the Deposit Insurance Fund (“FGD”), which is managed by a company called Seguros de Depósitos S.A. (“SEDESA”). SEDESA’s shareholders are the Argentine Central Bank and the financial institutions in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.

The monthly contribution institutions should make to the FGD is 0.015% on the monthly average of total deposits.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (U.S.$), Except as Otherwise Stated

49.2.    RESTRICTED ASSETS

As of March 31, 2019, the ability to freely dispose of the following assets is restricted, as follows:

Banco de Galicia y Buenos Aires S.A.U.

a)	Cash and Government Securities

	03.31.19	12.31.18
For transactions carried out at RO.F.EX.	501,703	379,006
For repo transactions haircuts	1,805,737	584,631
For debit / credit cards transactions	2,410,142	2,151,565
For attachments	9,430	211
Liquidity required to conduct transactions as agents at the C.N.V.	24,529	20,410
For the contribution to the M.A.E.’s Joint Guarantee Fund (Fondo de Garantía Mancomunada)	133,796	260,210
Guarantees under the Regional Economies Competitiveness Program (PROCER, as per its initials in Spanish and IDB San Juan)	290,249	250,732
For other transactions	13,077	11,953

b)	Special Guarantee Accounts

Special guarantee accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions as of the indicated dates, which amount to:

	03.31.19	12.31.18
Special Guarantees Accounts	5,399,952	5,188,169

c)	Deposits in favor of the Argentine Central Bank

	03.31.19	12.31.18
Unavailable deposits related to foreign exchange transactions	533	533

d)	Equity Investments

The account “Equity Investments” includes 1,222,406 non-transferable non-endorsable registered ordinary shares in Electrigal S.A., the transfer of which is subject to approval by the national authorities, according to the terms of the previously executed concession contract.

e)	Contributions to Garantizar S.G.R.’s Risk Fund

Banco Galicia, in its capacity as sponsoring partner of Garantizar S.G.R.’s Risk Fund, is committed to maintaining the contributions made to the fund for two (2) years.

	03.31.19	12.31.18
Contributions to the Fund	390,000	390,000

Galicia Valores S.A.

	03.31.19	12.31.18
Liquidity required to conduct transactions as agents at the C.N.V.	10,998	9,568

Tarjeta Naranja S.A.

	03.31.19	12.31.18
Attachments in connection with lawsuits	3,494	1,803
Guarantees related to lease agreements(*)	5,108	4,993

Galicia Administradora de Fondos S.A.

	03.31.19	12.31.18
Liquidity required to operate as agent for the management of collective investment products corresponding to mutual funds, as required by the C.N.V.(*)	7,307,550	9,094,885

(*) As of March 31, 2019, it relates to 1,490,336 “Fima Ahorro Plus Clase C” mutual fund units.

Total restricted assets for the items stated in the subsidiaries mentioned above as of the indicated dates are as follows:

	03.31.19	12.31.18
Total Restricted Assets	20,494,632	18,348,669

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (U.S.$), Except as Otherwise Stated

49.3.     TRUST ACTIVITIES

The following trusts have been excluded from consolidation for the Group does not have control over them nor has it any of the following:

-	power over the trust to run material activities;

-	exposure or right to variable returns;

-	capacity to have influence on the amount of returns to be received for the involvement.

a) Trust Contracts for Purposes of Guaranteeing Compliance with Obligations:

Purpose: In order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to Banco Galicia, as fiduciary property, amounts to be applied according to the following breakdown:

Date of Contract	Trustor	Balances of Trust Funds	Maturity Date(1)
04.17.12	Exxon Mobil	6,650	04.19.21
04.29.13	Profertil	24	12.31.19
09.12.14	Coop. de Trab. Portuarios	1,037	09.12.20
04.14.16	Rios Belt	193	04.14.19
05.24.17	MSU	93	07.29.20
06.28.17	Dist. Gas del Centro	16	12.31.19
07.19.17	Dist. Gas Cuyana	18	12.31.19
08.08.17	Dist. Gas del Centro	19	12.31.19
	Total	8,050

(1) These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

b) Financial Trust Contracts:

Purpose: To administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

Date of Contract	Trust	Balances of Trust Funds	Maturity Date(*)
06.12.06	Gas I	73,449	12.31.19
05.14.09	Gas II	5,586,939	12.31.22
02.10.11	Cag S.A.	414	12.31.19
06.08.11	Mila III	4,609	12.31.19
01.09.11	Mila IV	1,352	12.31.19
09.14.11	Cag S.A. II	632	12.31.19
02.13.14	Mila V	1,111	05.20.20
06.06.14	Mila VI	747	10.20.20
06.18.14	Red Surcos II	1,356	12.31.19
10.03.14	Mila VII	955	01.20.21
01.13.15	Red Surcos III	768	12.31.19
01.27.15	Mila VIII	3,861	12.31.19
05.18.15	Mila IX	3,161	09.15.21
08.24.15	Mila X	4,133	12.20.21
10.30.15	Mila XI	4,182	01.15.22
01.14.16	Mila XII	6,475	11.15.21
02.05.16	Red Surcos IV	895	12.31.19
05.13.16	Mila XIII	11,234	09.15.22
09.01.16	Mila XIV	14,741	01.31.23
10.27.16	Mila XV	20,038	03.31.23
01.10.17	Mila XVI	23,988	06.30.23
02.24.17	Mila XVII	40,003	09.30.23
05.29.17	Fedeicred Agro Series IV	94	12.31.19
06.12.17	Mila XVIII	52,555	01.31.24
06.21.17	Mas Cuotas Series VIII	738	12.31.19
08.16.17	Mas Cuotas Series IX	225	12.31.19
10.20.17	Mas Cuotas Series X	2,208	10.15.19
10.27.17	Mila XIX	397	05.31.24
02.16.18	Mila XX	75	09.30.24
	Totals	5,861,335

(*) Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (U.S.$), Except as Otherwise Stated

c) Activities as Security Agent:

c.1) Banco Galicia has been appointed Security Agent of the Argentine National Treasury’s endorsement guarantees in favor of ENARSA (Energía Argentina S.A.) that were assigned in favor of Nación Fideicomisos S.A. in its capacity as Trustee of the “ENARSA-BARRAGAN” and “ENARSA-BRIGADIER LOPEZ” financial trusts.

Said endorsement guarantees the secure payment of all obligations arising from the above-mentioned trusts.

Banco Galicia, in its capacity as Security Agent, will take custody of the documents regarding the National Treasury’s endorsement guarantees and will be in charge of managing all legal and notarial proceedings with respect to the enforcement thereof.

As of March 31, 2019 and December 31, 2018, the balances recorded from these transactions amount to U.S. $1,364,097 and U.S. $408, respectively.

All the transactions detailed above are recorded in off-balance sheet items-trust funds.

d)	Setting Up of Financial Trusts

As of March 31, 2019 and December 31, 2018, the Group recorded participation certificates and debt securities of financial trusts held in its own portfolio for $4,968,740 and $5,042,761, respectively, measured at amortized cost.

49.4.       COMPLIANCE WITH THE REGULATIONS REQUIRED BY THE C.N.V.

49.4.1.    Agents – Minimum Liquidity Requirement

Within the framework of Resolution No. 622/13 of the C.N.V., Banco Galicia has been registered, in such agency’s registry, as settlement and clearing agent –comprehensive- No. 22 (ALyC and AN – INTEGRAL), custodial agent of collective investment products corresponding to mutual funds No. 3 (ACPIC FCI), and manager of collective investment products at the registry of financial trustees No. 54.

As of March 31, 2019, Banco Galicia’s Shareholders’ Equity exceeds that required by the C.N.V. to act as agent in the categories in which the Bank has been registered. Such requirement amounts to $32,000 with a minimum liquidity requirement of $16,000, which the Bank paid with U.S. Dollar – denominated Argentine Bonds, which are registered with Caja de Valores (Depositor No. 100100) in the amount of $24,529.

49.4.2.     Custodial Agent of Collective Investment Products Corresponding to Mutual Funds

Furthermore, in compliance with Section 7 of Chapter II, Title V of that Resolution, in its capacity as custodial agent of collective investment products corresponding to mutual funds (depository) of the “FIMA ACCIONES”, “FIMA P.B. ACCIONES”, “FIMA RENTA EN PESOS”, “FIMA AHORRO PESOS”, “FIMA RENTA PLUS”, “FIMA PREMIUM”, “FIMA AHORRO PLUS”, “FIMA CAPITAL PLUS”, “FIMA ABIERTO PYMES”, “FIMA MIX I”, “FIMA RENTA DÓLARES I” and “FIMA RENTA DOLARES II” funds, as of March 31, 2019, Banco Galicia holds a total of 11,799,455,555 units under custody for a market value of $80,910,329, which is included in the “Depositors of Securities Held in Custody” account. As of December 31, 2018, the securities held in custody totaled 9,623,110,829 units and their market value amounted to $60,431,318.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (U.S.$), Except as Otherwise Stated

The balances of the Mutual Funds as of the indicated dates are detailed as follows:

Mutual Fund	03.31.19	12.31.18

FIMA Acciones	335,723	328,125
FIMA P.B. Acciones	741,688	718,431
FIMA Renta en pesos	442,871	245,333
FIMA Ahorro pesos	14,470,519	9,891,974
FIMA Renta Plus	250,780	145,308
FIMA Premium	39,462,334	29,475,771
FIMA Ahorro Plus	13,461,071	9,967,609
FIMA Capital Plus	283,768	205,069
FIMA Abierto PyMES	487,542	312,788
FIMA Mix I	7,229	6,686
FIMA Renta Dólares I (*)	7,332,092	7,373,261
FIMA Renta Dólares II (*)	1,864,764	1,554,263
FIMA Renta Fija Internacional	1,626,880	193,618
FIMA Acciones Latinoamericanas Dólares(*)	143,068	13,082

Total	80,910,329	60,431,318

(*) Stated at the reference exchange rate of the U.S. Dollar set by the Argentine Central Bank.

All the transactions detailed above are recorded in off-balance sheet items – securities held in custody.

49.4.3. Storage of Documents

Pursuant to General Resolution No. 629 of the C.N.V., Banco Galicia notes that it has supporting documents regarding accounting and management transactions, which are stored at AdeA (C.U.I.T. No. 30-68233570-6), Plant III located at Ruta Provincial 36 km 31.5 No. 6471 (CP 1888) Bosques, Province of Buenos Aires, with legal domicile at Av. Pte. Roque Sáenz Peña 832, 1st. floor, Autonomous City of Buenos Aires.

49.5. ACCOUNTS SHOWING COMPLIANCE WITH MINIMUM CASH REQUIREMENTS

As of March 31, 2019, the balances recorded as computable items are as follows:

Item	Currency					Government Securities

	$	U.S.$		Euros(*)		$	U.S.$

Checking Accounts at the Argentine Central Bank	39,000,000	1,483,347	(1)	26	(3)	-	-
Special Guarantees Accounts at the Argentine Central Bank	4,875,714	13,200	(2)	-		-	-
Argentine Treasury Bonds in Pesos at Fixed Rate Due November 2020	10,222,905	-		-		-	-
Liquidity Bills	22,034,970	-		-		-	-
60 EM Subaccount in CRYL (Center of Registration and Settlement) of Government Securities and Debt Instruments Issued by the Argentine Central Bank	-	-		-		1,277,411	1,627	(4)
Total Computable Items to Meet Minimum Cash Requirements	76,133,589	1,496,547		26		1,277,411	1,627

(*) Stated in thousands of U.S.$.

(1) Equivalent to $64,307,987.

(2) Equivalent to $572,264.

(3) Equivalent to $1,127.

(4) Equivalent to $70,536.

49.6. PENALTIES IMPOSED ON BANCO DE GALICIA Y BUENOS AIRES S.A.U. AND SUMMARY PROCEEDINGS COMMENCED BY THE ARGENTINE CENTRAL BANK

Penalties Imposed on Banco de Galicia y Buenos Aires S.A.U. Existing as of March 31, 2019:

U.I.F.’s Summary Proceedings No. 68/09. Penalty notification date: February 25, 2010. Reason for the imposition of the penalty: Alleged omission to report suspicious activities, in possible infringement of Act No. 25246. As a consequence of the aforementioned summary proceedings, Banco Galicia, one of its directors and one of its officers were punished with a fine in the amount of $4,483. Status of the proceedings: Division I of the Argentine Federal Court of Appeals in Administrative Matters partially revoked the penalties, releasing Eduardo A. Fanciulli from any liability and reducing the fines imposed. The U.I.F., Banco Galicia and Mr. Enrique M. Garda Olaciregui filed federal extraordinary appeals before Argentine Supreme Court (CSJN). Accounting treatment: As of March 31, 2019 and December 31, 2018, a provision for $5,306, respectively, was set up.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (U.S.$), Except as Otherwise Stated

Summary Proceedings No. 1544: Penalty notification date: November 9, 2018. Reason for the imposition of the penalty: Alleged breach of the provisions set out in Argentine Central Bank’s Communiqué “A” 6242, SINAP 1 - 61. As a consequence of the aforementioned summary proceedings, Banco Galicia, three of its directors and certain relevant officers were punished with a fine in the amount of $1,497. Status of the proceedings: On November 26, 2018, the Bank filed a direct appeal against the penalty with the Argentine Federal Court of Appeals in Administrative Matters of the Autonomous City of Buenos Aires, under the terms of section 42 of Law No. 21526, as amended by Law No. 24144. Division V of such court of appeals was selected at random to render judgment on the case.

49.7. ISSUANCE OF DEBT SECURITIES

The issuance of Debt Securities is detailed in Notes 26 and 27.

49.8. RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

Pursuant to Section 70 of the General Corporations Law, the Company should transfer 5% of the net income for the year to the Legal Reserve until 20% of the capital stock is reached, plus the balance of the Capital Adjustment account.

With respect to Banco Galicia, the Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at fiscal year-end, plus (or less), the adjustments made in previous fiscal years and, less, if any, the loss accumulated at previous fiscal year-end, be allocated to the legal reserve.

This proportion applies regardless of the ratio of the Legal Reserve fund to Capital Stock. Should the Legal Reserve be used to absorb losses, earnings shall be distributed only if the value of the Legal Reserve reaches 20% of the Capital Stock plus the Capital Adjustment.

The Argentine Central Bank sets rules for the conditions under which financial institutions can make distributions of profits. According to these rules, profits can be distributed as long as results of operations are positive after deducting not only the Reserves, which may be legally and statutory required, but also the following items from Retained Income: The difference between the carrying amount and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price, the amounts capitalized for lawsuits related to deposits and any unrecorded adjustments required by the external auditors or the Argentine Central Bank.

Moreover, in order that a financial institution be able to distribute profits, said institution must comply with the capital adequacy rule, i.e. with the calculation of minimum capital requirements and the regulatory capital.

For these purposes, this shall be done by deducting from its assets and Retained Income all the items mentioned in the paragraph above. Moreover, in such calculation, a financial institution shall not be able to compute the temporary reductions that affect minimum capital requirements, computable regulatory capital or its capital adequacy.

Since January 2016, the Argentine Central Bank determined that banks shall meet an additional capital conservation buffer apart from the minimum capital requirement equal to 3.5% of risk-weighted assets. This shall be made up only of Tier 1 Common Capital, net of deductible items. Distribution of profits shall be restricted when the Bank’s computable regulatory capital level and structure is within the range of the capital conservation buffer.

The prior authorization of the Argentine Regulatory Agency of Financial and Foreign Exchange Institutions (SEFyC, as per its initials in Spanish) shall not be required for the distribution of profits, except in the cases where a financial institution is within the capital conservation buffer and to determine distributable profits the Tier 1 common capital range had not been increased by 1 percentage point, net of deductible items. Such restriction was established until March 31, 2020.

Tarjeta Naranja S.A.’s Ordinary and Extraordinary Shareholders’ Meeting held on March 16, 2006 authorized the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year. This restriction shall remain in force as long as the company’s Shareholders’ Equity is below $300,000.

Pursuant to the Price Supplement of the Class XXXVII Notes, Tarjeta Naranja S.A. has agreed not to distribute dividends that may exceed 50% of the company’s net income. This restriction also applies in the event of any excess over certain indebtedness ratios.

Notwithstanding the aforementioned, profits resulting from the first-time application of IFRS may not be distributed; instead, such profits, if any, will be appropriated to a special reserve recorded under equity which might only be released for capitalization purposes, or otherwise to offset potential losses.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($) and Thousands of U.S. Dollars (U.S.$), Except as Otherwise Stated

NOTE 50. SUBSEQUENT EVENTS

Banco de Galicia y Buenos Aires S.A.U.

The Shareholders’ Meeting held on April 25, 2019, authorized, pursuant to the rules and regulations in force, to allocate Unappropriated Retained Earnings as of December 31, 2018, as follows:

- To Legal Reserve	$ 2,307,236
- To Cash Dividends	$ 1,500,000
- To Discretionary Reserve for Future Distributions of Profits	$ 7,728,932
- To Special Statutory Reserve for First-time Adoption of IFRS	$ 2,723,174

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE A – BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Item	Holdings				Position
	Fair Value	Fair Value Level	Carrying Amount		Without Options	Options	Final
			03.31.19	12.31.18
FAIR VALUE DEBT SECURITIES WITH CHANGES TO INCOME			108,810,103	75,989,171	108,810,103	-	108,810,103
Argentine			108,810,103	75,989,171	108,810,103	-	108,810,103
Government Securities			8,838,594	4,699,806	8,838,594	-	8,838,594
Government Bonds		Level 1	3,543,857	1,466,270	3,543,857	-	3,543,857
Government Bonds		Level 3	977	19,137	977	-	977
Provincial Bonds		Level 1	952,658	538,591	952,658	-	952,658
Provincial Bonds		Level 3	-	445,204	-	-	-
Autonomous City of Buenos Aires Bonds		Level 1	363,162	37,166	363,162	-	363,162
Autonomous City of Buenos Aires Bonds		Level 3	-	5,073	-	-	-
Treasury Bills		Level 1	3,734,000	910,317	3,734,000	-	3,734,000
Treasury Bills		Level 2	48,136	1,278,048	48,136	-	48,136
Treasury Bills		Level 3	195,804	1,278,048	195,804	-	195,804
Argentine Central Bank’s Bills			99,479,849	70,151,772	99,479,849	-	99,479,849
Lebacs		Level 1	-	54,008	-	-	-
Liquidity Bills		Level 2	18,779,072	-	18,779,072	-	18,779,072
Liquidity Bills		Level 2	80,700,777	70,097,764	80,700,777	-	80,700,777
Private Securities			99,479,849	1,137,593	99,479,849	-	99,479,849
Debt Securities		Level 1	105,056	270,470	105,056	-	105,056
Debt Securities		Level 2	-	-	-	-	-
Debt Securities		Level 3	191,458	418,728	191,458	-	191,458
Debt Securities of Financial Trusts		Level 1	-	38,285	-	-	-
Debt Securities of Financial Trusts		Level 3	115,853	63,559	115,853	-	115,853
Participation Certificates in Financial Trusts		Level 1	-	-	-	-	-
Participation Certificates in Financial Trusts		Level 2	-	36,270	-	-	-
Participation Certificates in Financial Trusts		Level 3	79,293	310,281	79,293	-	79,293

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE A – BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES (Continued)

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Item	Holdings				Position
	Fair Value	Fair Value Level	Carrying Amount		Without Options	Options	Final
			03.31.19	12.31.18
OTHER DEBT SECURITIES			16,905,289	14,489,766	16,620,216	-	16,620,216
Measured at Fair Value with Changes in OCI			10,662,088	9,129,045	10,662,088	-	10,662,088
Argentine			10,662,088	9,129,045	10,662,088	-	10,662,088
Government Securities			10,662,088	9,129,045	10,662,088	-	10,662,088
Government Bonds		Level 1	10,589,328	9,074,420	10,589,328	-	10,589,328
Autonomous City of Buenos Aires Bonds		Level 1	72,760	54,625	72,760	-	72,760
Measurement at Amortized Cost			6,243,201	5,360,721	5,958,128	-	5,958,128
Argentine			6,241,063	5,358,890	5,955,990	-	5,955,990
Government Securities			339,755	222,588	339,755	-	339,755
Government Bonds			-	3,255	-	-	-
Treasury Bills			339,755	219,333	339,755	-	339,755
Argentine Central Bank’s Bills			-	-	-	-	-
Lebacs			-	-	-	-	-
Private Securities			5,486,460	5,136,302	5,616,235	-	5,616,235
Debt Securities			509,564	485,923	639,339	-	639,339
Debt Securities of Financial Trusts			5,058,077	4,710,353	5,058,077	-	5,058,077
Allowance for Loan Losses(*)			(81,181)	(59,974)	(81,181)	-	(81,181)
Foreign			2,138	1,831	2,138	-	2,138
Government Securities			2,138	1,831	2,138	-	2,138
Treasury Bills			2,138	1,831	2,138	-	2,138
Equity Instruments			2,516,578	161,054	2,516,578	-	2,516,578
Measured at Fair Value with Changes in Profit or Loss			2,516,578	161,054	2,516,578	-	2,516,578
Argentine			2,479,998	132,839	2,479,998	-	2,479,998
Shares		Level 1	18,119	2,030	18,119	-	18,119
Shares		Level 3	2,461,879	130,809	2,461,879	-	2,461,879
Foreign			36,580	28,215	36,580	-	36,580
Shares		Level 1	32,698	24,765	32,698	-	32,698
Shares		Level 3	3,882	3,450	3,882	-	3,882

(*) It includes the allowance for loan losses on the portfolio in normal situation (Communiqué “A” 2729, as amended and supplemented). (See Schedule R).

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING BY STATUS AND GUARANTEES RECEIVED

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Item	03.31.19	12.31.18

COMMERCIAL LOAN PORTFOLIO
Normal	166,677,788	146,938,007
Backed by Preferred Guarantees and Counter-guarantees “A”	8,710,024	7,695,607
Backed by Preferred Guarantees and Counter-guarantees “B”	8,946,381	7,905,793
With No Preferred Guarantees or Counter-guarantees	149,021,383	131,336,607

With Special Follow-Up – Under Observation	109,924	1,800,930
Backed by Preferred Guarantees and Counter-guarantees “B”	32,659	8,000
With No Preferred Guarantees or Counter-guarantees	77,265	1,792,930
With Problems	2,362,669	471,695
Backed by Preferred Guarantees and Counter-guarantees “B”	387,179	439,072
With No Preferred Guarantees or Counter-guarantees	1,975,490	32,623
High Risk of Insolvency	223,372	207,358
Backed by Preferred Guarantees and Counter-guarantees “A”	7,728	-
Backed by Preferred Guarantees and Counter-guarantees “B”	3,217	29,047
With No Preferred Guarantees or Counter-guarantees	212,427	178,311
Uncollectible	69,516	1,321
Backed by Preferred Guarantees and Counter-guarantees “B”	22,072	-
With No Preferred Guarantees or Counter-guarantees	47,444	1,321
TOTAL COMMERCIAL LOAN PORTFOLIO	169,443,269	149,419,311

Item	03.31.19	12.31.18

CONSUMER AND HOUSING LOAN PORTFOLIO
Normal Performance	173,618,998	174,203,923
Backed by Preferred Guarantees and Counter-guarantees “A”	296,829	242,856
Backed by Preferred Guarantees and Counter-guarantees “B”	14,492,206	14,207,918
With No Preferred Guarantees or Counter-guarantees	158,829,963	159,753,149
Low Risk	6,812,893	5,795,602
Backed by Preferred Guarantees and Counter-guarantees “A”	2,916	12,629
Backed by Preferred Guarantees and Counter-guarantees “B”	136,488	152,754
With No Preferred Guarantees or Counter-guarantees	6,673,489	5,630,219
Medium Risk	5,593,106	4,323,373
Backed by Preferred Guarantees and Counter-guarantees “A”	-	2,265
Backed by Preferred Guarantees and Counter-guarantees “B”	81,756	108,582
With No Preferred Guarantees or Counter-guarantees	5,511,350	4,212,526
High Risk	6,372,358	4,430,239
Backed by Preferred Guarantees and Counter-guarantees “A”	8,731	11,616
Backed by Preferred Guarantees and Counter-guarantees “B”	122,106	49,860
With No Preferred Guarantees or Counter-guarantees	6,241,521	4,368,763
Uncollectible	1,815,929	1,180,349
Backed by Preferred Guarantees and Counter-guarantees “A”	5,193	9,916
Backed by Preferred Guarantees and Counter-guarantees “B”	60,222	64,262
With No Preferred Guarantees or Counter-guarantees	1,750,514	1,106,171
Uncollectible due to Technical Reasons	6,211	6,507
With No Preferred Guarantees or Counter-guarantees	6,211	6,507
TOTAL CONSUMER AND HOUSING LOAN PORTFOLIO	194,219,495	189,939,993
GRAND TOTAL(1)	363,662,764	339,359,304

(1) Reconciliation between Schedule B and the Balance Sheet:

	03.31.19	12.31.18
Net Loans and Other Financing	301,476,655	286,952,476
Other Debt Securities	16,905,289	14,489,766
Off-Balance Sheet Agreed Loans and Guarantees Granted	37,198,478	32,554,655
Plus Allowances for Loan Losses	16,008,268	11,474,477
Plus Adjustments under the IFRS-based Accounting Framework that Are Not Computable for the Statement of Debtors’ Status	4,562,596	4,239,608
Less Other Non-computable Items for the Statement of Debtors’ Status	(1,826,434)	(1,222,633)
Less Government Securities Measured at Fair Value with Changes in OCI	(10,662,088)	(9,129,045)
Total	363,662,764	339,359,304

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE C – CONCENTRATION OF LOANS AND OTHER FINANCING

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

	LOANS
Number of Customers	03.31.19		12.31.18

	Outstanding Balance	% of Total Portfolio	Outstanding Balance	% of Total Portfolio

10 Largest Customers	38,572,348	11	38,508,659	11
50 Following Largest Customers	59,926,362	16	52,229,882	15
100 Following Largest Customers	29,112,170	8	22,627,832	7
Remaining Customers	236,051,884	65	225,992,931	67

TOTAL(1)	363,662,764	100	339,359,304	100

(1) Reconciliation between Schedule C and the Balance Sheet:

	03.31.19	12.31.18

Net Loans and Other Financing	301,476,655	286,952,476
Other Debt Securities	16,905,289	14,489,766
Off-Balance Sheet Agreed Loans and Guarantees Granted	37,198,478	32,554,655
Plus Allowances for Loan Losses	16,008,268	11,474,477
Plus Adjustments under the IFRS-based Accounting Framework that Are Not Computable for the Statement of Debtors’ Status	4,562,596	4,239,608
Less Other Non-computable Items for the Statement of Debtors’ Status	(1,826,434)	(1,222,633)
Less Government Securities Measured at Fair Value with Changes in OCI	(10,662,088)	(9,129,045)

Total	363,662,764	339,359,304

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE D – BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

The following table shows the decline in contractual cash flows, including interest and other expenses to be accrued until contractual maturity.

Item	Past-due Loan Portfolio	Terms Remaining to Maturity						Total

		1 Month	3 Months	6 Months	12 Months	24 Months	Over 24 Months

Non-financial Public Sector	-	1,661	-	-	-	-	-	1,661
Financial Sector	-	3,027,176	2,275,919	574,020	1,291,728	2,295,833	1,304,018	10,768,694
Non-financial Private Sector and Residents Abroad	10,703,292	149,712,354	62,160,555	57,325,338	32,689,122	26,866,836	40,301,385	379,758,882
TOTAL	10,703,292	152,741,191	64,436,474	57,899,358	33,980,850	29,162,669	41,605,403	390,529,237

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE F – CHANGES IN PROPERTY, PLANT AND EQUIPMENT

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Depreciation					Net Book Value as of

						Accumulated	Transfers	Disposals	For the Period	At Fiscal Year-end	03.31.19	12.31.18

Measurement at Cost

Real Estate	7,963,782	50	-	-	(257,549)	(765,882)	115,944	-	(27,610)	(677,548)	7,028,685	7,197,901
Furniture and Fixtures	1,038,056	10	19,235	(3,805)	139,641	(371,436)	-	3,448	(26,569)	(394,557)	798,570	666,618
Machines and Equipment	3,189,815	3 and 5	154,094	(107)	7,073	(1,487,646)	-	97	(150,595)	(1,638,144)	1,712,731	1,702,169
Vehicles	55,926	5	2,474	(1,448)	-	(19,044)	-	820	(2,320)	(20,544)	36,408	36,883
Personal Property Acquired for Financial Leases	7,956	5	-	-	-	(7,956)	-	-	-	(7,956)	-	-
Right-of-Use in Real Estate	-	-	3,265,451	-	-	-	-	-	(172,844)	(172,844)	3,092,607
Miscellaneous	594,384	5 and 10	16,082	-	256,905	(191,635)	(115,944)	-	(34,923)	(342,502)	524,869	402,749
Work in Progress	878,695	-	121,566	(262)	(146,070)	-	-	-	-	-	853,929	878,695
Total	13,728,614		3,578,902	(5,622)	-	(2,843,599)	-	4,365	(414,861)	(3,254,095)	14,047,799	10,885,015

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE F – CHANGES IN PROPERTY, PLANT AND EQUIPMENT (Continued)

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Depreciation					Net Book Value as of

Item						Accumulated	Transfers	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.18	12.31.17

Measurement at Cost

Real Estate	7,862,752	50	118,771	(37,053)	19,313	(647,738)	-	30,013	(148,157)	(765,882)	7,197,901	7,215,014
Furniture and Fixtures	612,714	10	210,027	(44,073)	259,386	(279,351)	(35,788)	42,651	(98,948)	(371,436)	666,618	333,363
Machines and Equipment	2,599,211	3 and 5	719,843	(95,566)	(33,673)	(1,134,515)	35,788	93,672	(482,591)	(1,487,646)	1,702,169	1,464,696
Vehicles	36,947	5	24,561	(5,749)	167	(13,651)	(95)	3,141	(8,438)	(19,043)	36,883	23,296
Personal Property Acquired for Financial Leases	8,123	5	-	-	(167)	(8,051)	95	-	-	(7,956)	-	72
Miscellaneous	383,232	5 and 10	103,918	(4,276)	111,510	(108,458)	-	645	(83,822)	(191,635)	402,749	274,774
Work in Progress	479,183	-	765,847	(27,821)	(338,514)	-	-	-	-	-	878,695	479,183

Total	11,982,162		1,942,967	(214,538)	18,022	(2,191,764)	-	170,122	(821,956)	(2,843,598)	10,885,015	9,790,398

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE F – CHANGES IN INVESTMENT PROPERTIES

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Changes in investment properties recorded in the “Other Non-financial Assets” account are detailed below.

Item	Value at Beginning of Period	Estimated Useful Life in Years	Additions	Disposals	Transfers	Depreciation				Net Book Value as of

						Accumulated	Disposals	For the Period	At Fiscal Year-end	03.31.19	12.31.18

Measurement at Cost

Real Estate Leased	165,108	50	-	-	-	(8,408)	-	-	(8,408)	156,982	156,982
Total	165,108		-	-	-	(8,408)	-	-	(8,408)	156,982	156,982

Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Depreciation				Net Book Value as of

						Accumulated	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.18	12.31.17

Measurement at Cost

Real Estate Leased	165,108	50	-	-	-	(5,142)	-	(3,266)	(8,408)	156,982	159,966
Total	165,108		-	-	-	(5,142)	-	(3,266)	(8,408)	156,982	159,966

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE G – CHANGES IN INTANGIBLE ASSETS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Item	Value at Beginning of Period	Estimated Useful Life in Years	Additions	Disposals	Amortization					Net Book Value as of

					Accumulated	Disposals	For the Period	Transfers	At Fiscal Year-end	03.31.19	12.31.18

Measurement at Cost

Licenses	1,858,049	5	391,671	(30,649)	(769,686)	-	(91,510)	-	(861,168)	1,357,903	1,088,363

Intangible Assets Acquired for Financial Lease	26,352	5	-	-	(26,352)	-	-	-	(26,352)	-	-

Other Intangible Assets	3,709,813	5	304,480	(5,358)	(1,054,453)	-	(58,149)	-	(1,112,600)	2,896,335	2,655,360

Total	5,594,214		696,151	(36,007)	(1,850,461)	-	(149,659)	-	(2,000,120)	4,254,238	3,743,723

Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Amortization					Net Book Value as of

					Accumulated	Disposals	For the Fiscal Year	Transfers	At Fiscal Year-end	12.31.18	12.31.17

Measurement at Cost

Licenses	1,109,037	5	948,626	(199,614)	(656,549)	174,759	(287,894)	-	(769,686)	1,088,363	452,488

Intangible Assets Acquired for Financial Lease	26,352	5	-	-	(25,753)	-	(599)	-	(26,352)	-	599

Other Intangible Assets	1,438,457	5	2,272,262	(906)	(985,683)	906	(69,676)	-	(1,054,453)	2,655,360	452,774

Total	2,573,846		3,220,888	(200,520)	(1,667,985)	175,665	(358,169)	-	(1,850,491)	3,743,723	905,861

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE H – CONCENTRATION OF DEPOSITS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

	DEPOSITS
Number of Customers	03.31.19		12.31.18
	Outstanding Balance	% of Total Portfolio	Outstanding Balance	% of Total Portfolio
10 Largest Customers	27,421,332	7	26,929,214	7
50 Following Largest Customers	35,608,746	9	21,892,330	6
100 Following Largest Customers	20,091,824	5	15,684,961	4
Remaining Customers	324,647,583	79	295,590,770	83
TOTAL	407,769,485	100	360,097,275	100

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERM

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

The following table shows the decline in contractual cash flows, including interest and other expenses to be accrued until undiscounted contractual maturity.

Item	Terms Remaining to Maturity						Total
	1 Month	3 Months	6 Months	12 Months	24 Months	Over 24 Months
Deposits (1)	368,407,930	35,543,271	11,007,695	4,469,392	53,836	46,255	419,528,379
Non-financial Public Sector	2,185,405	315,980	149	-	-	-	2,501,534
Financial Sector	699,122	-	-	-	-	-	699,122
Non-financial Private Sector and Residents Abroad	365,523,403	35,227,291	11,007,546	4,469,392	53,836	46,255	416,327,723
Fair Value Liabilities with Changes to Income	3,043,462	-	-	-	-	-	3,043,462
Derivative Instruments	1,876,088	-	-	-	-	-	1,876,088
Repo Transactions	6,016,088	-	-	-	-	-	6,016,088
Other Financial Liabilities	55,781,394	9,430	20,709	30,640	51,296	84,045	55,977,514
Loans from the Argentine Central Bank and Other Financial Institutions	2,104,943	2,190,139	1,581,659	3,814,720	2,981,219	4,178,667	16,851,347
Debt Securities Issued	1,720,978	4,429,302	8,094,757	15,286,710	14,205,591	8,589,492	52,326,830
Subordinated Debt Securities	178,832	-	439,575	439,575	879,150	15,639,692	17,576,824
TOTAL	439,129,715	42,172,142	21,144,395	24,041,037	18,171,092	28,538,151	573,196,532

(1) Maturities in the first month include:

- Checking Accounts $40,035,069

- Savings Accounts $210,853,013

- Time Deposit $114,853,759

- Other Deposits $2,665,995

- Interest to be Accrued $94

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE J – CHANGES IN PROVISIONS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Item	Balances at the Beginning of Period	Increases	Decreases		Balances as of 03.31.19	Balances as of 12.31.18
			Reversals	Uses
INCLUDED IN LIABILITIES
For Administrative, Disciplinary and Criminal Penalties	5,306	22	-	(22)	5,306	5,306
Provisions for Termination Benefits	86,926	12,822	-	(1,380)	98,368	86,926
Others	1,357,091	101,072	-	(5,247)	1,452,916	1,357,091
TOTAL PROVISIONS	1,449,323	113,894	-	(6,649)	1,556,590	1,449,323

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE L – FOREIGN CURRENCY BALANCES

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Items	Head Office and Argentine Branches	03.31.19	03.31.19				12.31.18
			Dollar	Euro	Real	Others
ASSETS
Cash and Due from Banks	84,406,309	84,406,309	82,083,329	2,153,032	19,334	150,614	95,156,786
Fair Value Debt Securities with Changes to Income	2,721,387	2,721,387	2,721,387	-	-	-	1,459,314
Derivative Instruments	-	-	-	-	-	-	-
Other Financial Assets	1,940,729	1,940,729	1,940,729	-	-	-	696,796
Net Loans and Other Financing	111,323,726	111,323,726	111,171,351	152,159	-	216	95,270,654
Argentine Central Bank	-	-	-	-	-	-	-
Other Financial Institutions	1,127,691	1,127,691	1,127,691	-	-	-	1,019,533
To the Non-financial Private Sector and Residents Abroad	110,196,035	110,196,035	110,043,660	152,159	-	216	94,251,121
Other Debt Securities	4,654,760	4,654,760	4,653,760	-	-	-	4,338,728
Financial Assets Pledged as Collateral	9,301,521	9,301,521	9,301,521	-	-	-	3,350,460
Investments in Equity Instruments	36,580	36,580	32,698	3,882	-	-	28,215
Assets for Insurance Contracts	-	-	-	-	-	-	2,695
Other Non-financial Assets	29,555	29,555	29,555	-	-	-	23,313
TOTAL ASSETS	214,415,567	214,415,567	211,936,330	2,309,073	19,334	150,830	200,326,961

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE L – FOREIGN CURRENCY BALANCES (Continued)

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Items	Head Office and Argentine Branches	03.31.19	03.31.19				12.31.18
			Dollar	Euro	Real	Others
LIABILITIES
Deposits	181,569,264	181,569,264	-	-	-	-	162,667,559
Non-financial Public Sector	16,854	16,854	-	-	-	-	6,225,968
Financial Sector	65,259	65,259	-	-	-	-	9,866
Non-financial Private Sector and Residents Abroad	181,487,151	181,487,151	-	-	-	-	156,431,725
Fair Value Liabilities with Changes to Income	247,222	247,222	-	-	-	-	115,761
Derivative Instruments	622,198	622,198	-	-	-	-	21,173
Repo Transactions	5,873,381	5,873,381	-	-	-	-	1,894,876
Other Financial Liabilities	10,681,130	10,681,130	254,861	-	-	22,034	8,003,308
Loans from the Argentine Central Bank and Other Financial Institutions	11,268,915	11,268,915	204,874	-	-	-	13,814,564
Debt Securities Issued	7,954,661	7,954,661	-	-	-	-	3,850,692
Subordinated Debt Securities	10,983,200	10,983,200	-	-	-	-	9,767,874
Liabilities for Insurance Contracts	-	-	-	-	-	-	2,967
Other Non-financial Liabilities	329,840	329,840	67	-	-	-	283,327
TOTAL LIABILITIES	229,529,811	229,529,811	459,802	-	-	-	200,422,101

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE O – DERIVATIVE INSTRUMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Type of Contract	Purpose of Transactions	Underlying Asset	Type of Settlement	Trading Environment or Counterparty	Originally- Agreed Weighted Average Term	Residual Weighted Average Term	Weighted Average Term for Settlement of Differences	Amount(*)
Foreign Currency Forwards
OTC - Purchases	Brokerage - own account	Foreign currency	Daily settlement of the difference	MAE	2	1	1	90,200
OTC - Sales	Brokerage - own account	Foreign currency	Daily settlement of the difference	MAE	1	1	1	2,536,850
ROFEX - Purchases	Brokerage - own account	Foreign currency	Daily settlement of the difference	ROFEX	2	2	1	34,099,031
ROFEX - Sales	Brokerage - own account	Foreign currency	Daily settlement of the difference	ROFEX	2	2	1	34,477,021
Forwards with Customers
Purchases	Brokerage - own account	Foreign currency	Upon maturity of differences	OTC - Residents in Argentina - Non-financial sector	3	2	88	1,164,867
Purchases	Brokerage - own account	Foreign currency	Upon maturity of differences	OTC – Residents Abroad	3	-	88	27,696,126
Sales	Brokerage - own account	Foreign currency	Upon maturity of differences	OTC - Residents in Argentina - Non-financial sector	4	3	112	8,111,590
Sales	Brokerage - own account	Foreign currency	Upon maturity of differences	OTC – Residents Abroad	4	3	112	4,058,260
Repo Transactions
Forward Purchases	Brokerage - own account	Argentine government securities	With delivery of the underlying asset	MAE	-	-	-	6,121,089
Forward Sales	Brokerage - own account	Argentine government securities	With delivery of the underlying asset	MAE	-	-	-	10,673,453
Swaps with Customers
Fixed for Variable Interest Rate Swaps	Brokerage - own account	Others	Others	OTC – Residents in Argentina – Financial sector	26	12	1	460,242
Cross Currency Swaps – Other Forward Purchases	Brokerage - own account	Others	Others	OTC – Residents in Argentina – Financial sector	60	57	-	30,941

(*) Relates to the notional amount.

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE Q – INCOME STATEMENT BREAKDOWN

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Items	Net Financial Income/(Expense)		OCI
	Originally Designated or According to Point 6.7.1 of IFRS 9	Mandatory Measurement
From Measurement of Financial Assets at Fair Value with Changes in Profit or Loss
Income (loss) from Government Securities	-	12,221,443	209,356
Income (loss) from Private Securities	-	2,720,240	-
Income (Loss) from Derivative Instruments	-	794,835	-
Repo Transactions	-	794,835	-
Income from Other Financial Assets	-	1	-
From Measurement of Financial Liabilities at Fair Value with Changes in Profit or Loss
Income (Loss) from Derivative Instruments	-	(18,604)	-
Repo Transactions	-	-	-
Rate Swaps	-	(18,064)	-
Total as of 03.31.19	-	15,718,455	209,356

Items	Net Financial Income/(Expense)		OCI
	Originally Designated or According to Point 6.7.1 of IFRS 9	Mandatory Measurement
From Measurement of Financial Assets at Fair Value with Changes in Profit or Loss
Income (loss) from Government Securities	-	1,696,702	14,425
Income (loss) from Private Securities	-	269,641	-
Income (Loss) from Derivative Instruments	-	424	-
Repo Transactions	-	424	-
Income (Loss) from Other Financial Assets	-	(2)	-
From Measurement of Financial Liabilities at Fair Value with Changes in Profit or Loss
Income (Loss) from Derivative Instruments	-	(116,784)	-
Repo Transactions	-	(116,784)	-
Totals as of 03.31.18	-	1,846,981	14,425

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE Q – INCOME STATEMENT BREAKDOWN (Continued)

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Interest and Adjustments for Application of Effective Interest Rate of Financial Assets Measured at Amortized Cost	03.31.19	03.31.18
Interest Income
On Cash and Due from Banks	535	124
On Private Securities	104,090	76,269
On Government Securities	719,409	72,686
On Net Loans and Other Financing	20,933,292	10,846,079
Non-financial Public Sector	-	565
Financial Sector	447,162	204,406
Non-financial Private Sector	20,486,130	10,641,108
Overdrafts	2,096,813	944,209
Mortgage Loans	1,933,309	475,058
Collateral Loans	49,702	67,918
Personal Loans	2,517,222	1,610,588
Credit Card Loans	9,591,516	4,620,525
Financial Leases	143,985	96,738
Others	4,153,583	2,826,072
On Repo Transactions	224,300	63,863
Argentine Central Bank and Other Financial Institutions	224,300	63,863
Total	21,981,626	11,059,021

Interest-related Expenses	03.31.19	03.31.18
On Deposits	13,841,541	3,629,298
Non-financial Private Sector	13,841,541	3,629,298
Checking Accounts	-	-
Savings Accounts	1,174	1,067
Time Deposit and Term Investments	12,672,980	3,404,161
Others	1,167,387	224,070
Loans from the Argentine Central Bank and Other Financial Institutions	409,997	148,837
On Repo Transactions	171,297	23,594
Other Financial Institutions	171,297	23,594
On Other Financial Liabilities	2,088,371	707,928
On Debt Securities Issued	1,053,934	276,672
On Subordinated Debt Securities	207,382	102,495
Total	17,772,522	4,888,824

Fee Income	03.31.19	03.31.18
Fee and Commissions Related to Transactions	1,615,291	1,046,663
Fee and Commissions Related to Credits	845,882	3,058,165
Fee and Commissions Related to Loan Commitments and Financial Guarantees	77,709	40,172
Fee and Commissions Related to Transferable Securities	261,478	162,806
Fee and Commissions on Collection Proceedings	4,916	6,290
Fee and Commissions on Credit Cards	3,491,970	-
Fee and Commissions on Insurance	182,038	-
Fee and Commissions on Foreign and Exchange Rate Transactions	281,957	162,387
Total	6,761,241	4,476,483

Fee-related Expenses	03.31.19	03.31.18
Fee and Commissions Related to Credit Cards	-	-
Fees and Commissions Related to Transactions with Securities	39,878	8,902
Fees and Commissions related to Direct Channels	-	55,947
Others	709,183	68,729
Total	749,061	560,739

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE R – VALUE ADJUSTMENT BY LOSSES – ALLOWANCE FOR LOAN LOSSES

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Item	Balances at the Beginning of Period	Increases	Decreases		Balances as of 03.31.19	Balances as of 12.31.18
			Reversals	Uses
Other Financial Assets	35,177	1,860,748	-	-	1,895,925	35,177
Net Loans and Other Financing	11,414,503	5,498,735	-	986,151	15,927,087	11,414,503
Overdrafts	394,859	164,523	-	59,902	499,480	394,859
Mortgage Loans	83,939	21,245	-	35,072	70,112	83,939
Collateral Loans	10,911	2,587	-	179	13,319	10,911
Personal Loans	842,725	453,988	-	201,898	1,094,815	842,725
Credit Card Loans	5,140,390	2,046,594	-	587,246	6,599,738	5,140,390
Financial Leases	29,185	1,603	-	99	30,689	29,185
Others(*)(**)	4,912,494	2,808,195	-	101,755	7,618,934	4,912,494
Private Securities(**)	59,974	47,207	-	26,000	81,181	59,974
TOTAL ALLOWANCES	11,509,654	7,406,690	-	1,012,151	17,904,193	11,509,654

(*) It includes Other Loans and Other Financing.

(**) It includes the allowance for loan losses on the portfolio in normal situation (Communiqué “A” 2729, as amended and supplemented).

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF MARCH 31, 2019

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

The Company’s purpose is to strengthen its position as a leading company devoted to providing comprehensive financial services and, at the same time, to continue to strengthen Banco Galicia’s position as one of the leading companies in Argentina. This strategy shall be carried out by supplementing the operations and business conducted by Banco Galicia through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

Net income for the period attributable to the controlling company’s shareholders amounted to $9,037,359. This income has been mainly generated as a consequence of the valuation of equity investments in subsidiaries.

The General Ordinary and Extraordinary Shareholders’ Meeting held on April 25, 2019 authorized, pursuant to the rules and regulations in force, the allocation of Unappropriated Retained Earnings, as of December 31, 2018, as follows:

To Cash Dividends	2,000,000
To Special Reserve for First-Time Adoption of IFRS	2,827,741
To Discretionary Reserve for Future Distributions of Profits	12,427,034

FINANCIAL STRUCTURE – MAIN ACCOUNTS OF THE CONSOLIDATED BALANCE SHEET

Items	03.31.19	03.31.18	03.31.17
Assets
Cash and Due from Banks	131,824,102	46,441,210	49,888,320
Fair Value Debt Securities with Changes to Income	108,810,103	31,372,512	21,358,415
Derivative Instruments	636,124	137,474	113,244
Repo Transactions	10,657,687	4,505,248	6,592,735
Other Financial Assets	10,261,632	6,664,485	4,179,851
Net Loans and Other Financing	301,476,655	210,427,233	143,633,736
Other Debt Securities	16,905,289	3,582,367	1,508,386
Financial Assets Pledged as Collateral	16,703,234	8,856,242	3,793,818
Current Income Tax Assets	184,707	343,875	997,695
Investments in Equity Instruments	2,516,578	12,709	38,050
Equity Investments in Associates and Joint Ventures	-	21,573	203,340
Property, Plant and Equipment and Intangible Assets	18,302,037	10,977,983	9,703,691
Deferred Income Tax Assets	899,574	603,650	607,403
Assets for Insurance Contracts	1,004,660	642,180	484,373
Other Assets	2,337,204	3,032,570	3,017,871
Total Assets	622,519,586	327,621,311	246,120,928
Liabilities
Deposits	407,769,485	198,364,119	156,693,770
Fair Value Liabilities with Changes to Income	3,584,269	1,796,550	-
Derivative Instruments	1,876,088	180,989	47,945
Repo Transactions	6,016,088	2,014,918	-
Other Financial Liabilities	56,386,543	34,969,838	29,394,399
Loans from the Argentine Central Bank and Other Financial Institutions	14,626,842	11,292,008	7,043,343
Debt Securities Issued	35,581,406	14,372,971	13,298,137
Current Income Tax Liabilities	6,175,179	4,078,536	2,269,352
Subordinated Debt Securities	10,983,200	5,079,134	3,864,720
Deferred Income Tax Liabilities	509,909	319,116	1,146,995
Liabilities for Insurance Contracts	1,170,943	1,020,554	651,120
Other Liabilities	10,837,842	7,881,146	5,562,797
Total Liabilities	556,912,335	281,369,879	219,972,578
Shareholders’ Equity Attributable to the Controlling Company’s Shareholders	63,709,170	44,677,893	24,586,948
Shareholders’ Equity Attributable to Non-controlling Interests	1,898,081	1,573,539	1,561,402
Total Shareholders’ Equity	65,607,251	46,251,432	26,148,350

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF MARCH 31, 2019

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

INCOME STATEMENT – MAIN ACCOUNTS OF THE CONSOLIDATED INCOME STATEMENT

Items	03.31.19	03.31.18	03.31.17
Net Income from Interest	4,209,104	6,170,197	4,263,345
Net Fee Income	6,012,180	3,915,744	3,236,824
Other Financial Income	15,686,868	2,637,528	1,137,315
Other Operating Income	6,493,748	1,454,348	999,512
Underwriting Income from Insurance Business	672,164	642,009	524,335
Loan Loss Provisions	(7,561,394)	(1,621,747)	(1,041,373)
Net Operating Income	25,512,670	13,198,079	9,119,958
Personnel Expenses	(4,062,501)	(3,095,064)	(2,472,329)
Administrative Expenses	(4,064,888)	(2,924,700)	(2,079,863)
Depreciation and Impairment of Assets	(568,644)	(257,481)	(249,189)
Other Operating Expenses	(4,260,444)	(2,444,862)	(1,586,651)
Operating Income	12,555,992	4,475,972	2,731,926
Results from Associates and Joint Ventures	-	-	23,948
Income before Taxes from Continuing Activities	12,555,992	4,475,972	2,755,874
Income Tax from Continuing Activities	(3,341,115)	(1,379,516)	(983,939)
Net Income from Continuing Activities	9,214,877	3,096,456	1,771,935
Income from Discontinued Operations	-	74,776	-
Income Tax from Discontinued Activities	-	(22,882)	(185,362)
Net Income for the Period	9,214,877	3,148,350	1,586,573
Other Comprehensive Income	209,357	14,425	3,527
Total Comprehensive Income, Net	9,005,520	3,133,925	1,590,100
Net Income for the Period Attributable to the Controlling Company’s Shareholders	8,828,002	2,990,746	1,430,720
Net Income for the Period Attributable to Non-controlling Interests	177,518	143,179	159,380

STRUCTURE OF THE CONSOLIDATED STATEMENT OF CASH FLOWS

Items	03.31.19	03.31.18	03.31.17
Total Operating Activities Cash Flow	17,142,045	(21,269,338)	(4,307,199)
Total Investment Activities Cash Flow	1,507,000	(500,543)	(570,533)
Total Financing Activities Cash Flow	(5,694,195)	1,375,038	1,149,578
Effect of Changes in the Exchange Rate	13,357,725	2,740,094	(1,063,781)
	26,312,575	(17,654,749)	(4,791,935)

RATIOS

LIQUIDITY

Since the consolidated accounts mainly stem from Banco Galicia, the individual liquidity ratio for the Bank is detailed as follows:

Items	03.31.19	03.31.18	03.31.17
Liquid Assets(*) as a Percentage of Transactional Deposits	90.72	60.63	83.05
Liquid Assets(*) as a Percentage of Total Deposits	55.43	37.36	49.31

(*) Liquid Assets include cash and due from banks, Lebacs and Nobacs, net call money, short-term placements in correspondent banks, Special Guarantees Accounts at the Argentine Central Bank and repo and reverse repo transactions with the local market.

SOLVENCY

Items	03.31.19	03.31.18	03.31.17
Solvency	11.44	16.44	15.34

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF MARCH 31, 2019

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

CAPITAL ASSETS

Items	03.31.19	03.31.18	03.31.17
Capital Assets(*)	2.94	3.36	3.31

(*) Investments in Associates and Joint Ventures plus Property, Plant and Equipment plus Intangible Assets over Total Assets

PROFITABILITY

Items	03.31.19	03.31.18	03.31.17
Return on Average Assets(*)	6.13	2.91	2.34
Return on Average Shareholders’ Equity(*)	70.27	23.06	24.72

(*) Annualized.

EQUITY INVESTMENTS

BANCO DE GALICIA Y BUENOS AIRES S.A.U.

Founded in 1905, Banco Galicia is one of the major private-sector domestic banks in the Argentine financial system. Through its several physical and digital distribution channels, Banco Galicia markets a broad spectrum of financial products and services for individuals and businesses countrywide.

In comparing the consolidated results of operations for the first quarter of the 2018 fiscal year to the same period of the previous year, consideration should be given to the fact that the Company and Banco Galicia entered into a spin-off/merger agreement, pursuant to which Banco Galicia split from its shareholders’ equity 77% interest of its interests in Tarjetas Regionales S.A. for its later inclusion in Grupo Galicia’s shareholders’ equity, effective as from January 1, 2018. Accordingly, the balance sheet, income statement and statement of cash flows as of March 31, 2017 unconsolidated with Tarjetas Regionales S.A. was included for increased consistency in analyzing the changes.

The Bank’s net income for the period ended March 31, 2019 amounted to $7,838,930, accounting for a $5,877,392 increase compared to net income for the same quarter of the previous year in the amount of $1,961,538, or a 300% increase. The increase in net income, when compared to the same quarter of the previous fiscal year mainly resulted from the increase of $11,437,212 in net operating income (net income from interest plus net fee income, plus other financial income, plus other operating income less loan loss provisions). This effect was mainly mitigated by higher: i) other operating expenses of $1,517,302, and ii) administrative expenses plus personnel expenses of $1,526,944.

Net operating income for the three-month period ended March 31, 2019 amounted to $20,165,872, a 131% increase as compared to the $8,728,660 recorded in the same period of the previous fiscal year. The positive change was due to higher net income arising from i) financial income of $15,244,349 (534%), and ii) net operating income of $5,875,950 (480%), offset by iii) an increase in the loan loss provision in the amount of $6,142,558 (538%).

Total loans to the private sector amounted to $309,429,306, showing a 56% increase during the last twelve months, and total deposits reached $410,170,497, growing 107% when compared to the previous fiscal year. As of March 31, 2019, Banco Galicia’s estimated share in loans to the private sector was 10.91%, while in deposits from the private sector it was 11.47%, when compared to 9.50% and 9.66%, respectively, as of March 31, 2018.

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF MARCH 31, 2019

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

TARJETAS REGIONALES S.A.

Tarjetas Regionales S.A. was incorporated as a corporation (sociedad anónima) on September 23, 1997. It is engaged in financial and investment activities, and its core business is maintaining (holding) investments in issuers of non-banking credit cards and companies that deliver supplementary services to such activity.

In 2017, Regional Cards continued consolidating their leading position in the Argentine credit card market. As per official surveys and private market research, Tarjetas Regionales S.A. has a privileged market position, as it is the main credit card issuer at the national level and the leading brand in the Argentine provinces.

As of March 31, 2019, Tarjetas Regionales S.A. posted a profit of $1,044 million, accounting for a 24% increase compared to the same quarter of the previous year. Net operating income amounted to $5,376 million, accounting for a 31.8% increase relative to the same period of fiscal year 2018, while net income from interest and net fee income rose by 32% and 33%, respectively. The loan loss provision amounted to $1,379 million, 215% higher than the $641 million recorded in the same period of the previous fiscal year.

SUDAMERICANA HOLDING S.A.

Sudamericana Holding S.A. is a holding company providing life, retirement, property, and casualty insurance and insurance brokerage services. The equity investment held by the Company in Sudamericana Holding S.A. is 87.50%. Banco Galicia holds the remaining 12.50%.

This investment represents another step forward in Grupo Galicia’s plan to consolidate its leadership as a financial services provider.

Joint production of the insurance companies controlled by Sudamericana Holding S.A. in the life, retirement and property insurance business amounted to $1,093,542 during the period commenced on January 1, 2019 and ended on March 31, 2019. As of March 31, 2019, these companies had approximately 1.6 million current policies in all their insurance lines.

From a commercial standpoint, within a more challenging context for the industry, the company maintains its purpose of increasing the companies’ sales. As a result of this effort, the premium volume for the first quarter of 2019 exceeded that for the same period of the previous year by 25%.

GALICIA ADMINISTRADORA DE FONDOS S.A.

Galicia Administradora de Fondos S.A.’s shareholders are the Company, holding 95% of the shares and Galicia Valores S.A., holding the remaining 5%.

Galicia Administradora de Fondos S.A. administers the FIMA mutual funds distributed by Banco Galicia, in its capacity as custodial agent of collective investment products corresponding to mutual funds, through its broad channel network, such as branches, electronic banking, phone banking, and to different customer segments (institutional, corporate and individual customers). New dealers, such as Galicia Valores S.A., Patente de Valores S.A., and Neix S.A., among others, are joining the network.

The mutual funds invest in a variety of assets, depending on their investment goals (such as government and private securities, equity or time deposits, among others).

GRUPO FINANCIERO GALICIA S.A.

INFORMATIVE REVIEW AS OF MARCH 31, 2019

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

GALICIA WARRANTS S.A.

Galicia Warrants S.A. was established in 1993 and, since then, has become a leading company. It renders services to the productive sector as an additional credit instrument, also rendering a full spectrum of services related to inventory management.

Its shareholders are Grupo Galicia, which holds an 87.5% equity investment in the company, and Banco Galicia, which holds a 12.5% interest.

OUTLOOK

Argentina’s financial program for 2019 seems to be defined in the wake of the funding agreement with the International Monetary Fund (IMF), though debt markets would still remain virtually close to our country.

On the FX market front, we are facing growing demand for foreign currency, with supply being primarily determined by potential auctions by the Argentine Central Bank and the Treasury, pursuant to the agreement with the IMF. The U.S. Dollar exchange rate, after the 2018 depreciation, would remain relatively steady in real terms towards the end of 2019 with volatility periods associated with the election scenario.

About the monetary policy, after a more difficult 2018 as a result of the new scheme to control aggregates, the contractionary trend would continue until inflation levels are brought into line with the Argentine Central Bank’s (non-explicit) objectives.

The financial system will continue to increase gradually the private sector brokerage, which will maintain its funding structure, short-term loans and high liquidity levels. Therefore, we do not project credit growth in terms of gross domestic product for the coming year.

In financial standing terms, net results will help maintain capitalization levels, according to regulations adopted by international financial institutions. In generating income, income from securities, mainly that related to the return on liquidity, would have a higher weight within operating income, whereas entities will continue to work on expenses to improve the operating efficiency.

The macroeconomic scenario will condition the evolution of portfolio quality indicators, although a strong systemic position is expected to continue to prevail, even comparatively with the most important countries in the region.

In short, in 2019, the Argentine financial system will continue to show excellent fundamental indicators. The high levels of coverage with allowances and capital surplus are a strength in a context of increase in arrears. The low leveraging level regionally compared at companies and families evidences the Argentine financial institutions’ potential.

Within this context, the Group will continue with its purpose to strengthen its market leadership position. Our main focus will continue to be on the quality of our products and services provided to current and future customers, while continuing improving the operational efficiency as a key factor to generate value for customers and shareholders.

The Group’s business growth is attained within a framework of sustainable management. In that sense, we will continue to seek out further opportunities to create value, oriented to the public good and environmentally friendly.

Autonomous City of Buenos Aires, May 9, 2019

GRUPO FINANCIERO GALICIA S.A.

SEPARATE CONDENSED INTERIM BALANCE SHEET

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

	Notes	03.31.19	12.31.18
Assets
Cash and Due from Banks		30,455	6,904
Cash		19	19
Financial Institutions and Correspondents		30,436	6,885
Other Local and Foreign Financial Institutions		30,436	6,885
Fair Value Debt Securities with Changes to Income (Schedule A)	3	43,302	19,394
Derivative Instruments		-	-
Other Financial Assets	5	10,162	11,326
Net Loans and Other Financing (Schedule D)	6	1,253,513	849,061
To the Non-financial Private Sector and Residents Abroad		1,253,513	849,061
Current Income Tax Assets	7	12,869	-
Equity Investments in Associates and Joint Ventures	8	62,877,084	54,471,742
Property, Plant and Equipment (Schedule F)		4,371	1,588
Deferred Income Tax Assets	11	4,938	4,030
Other Non-financial Assets	12	3,508	838
Non-current Assets Held for Sale		-	-
Total Assets		64,240,202	55,364,883
Liabilities
Other Financial Liabilities		3,741	-
Current Income Tax Liabilities	13	82,432	47,236
Deferred Income Tax Liabilities	11	1,504	-
Other Non-financial Liabilities	14	24,048	20,028
Total Liabilities		111,725	67,264
Shareholders’ Equity
Capital Stock	15	1,426,765	1,426,765
Non-capitalized Contributions		10,951,132	10,951,132
Capital Adjustments		278,131	278,131
Profit Reserves		25,444,177	25,444,177
Retained Income		17,254,775	2,827,741
Other Accumulated Comprehensive Income		(263,862)	(57,361)
Net Income for the Period/Year		9,037,359	14,427,034
Total Shareholders’ Equity		64,128,477	55,297,619

The accompanying Notes and Schedules are an integral part of these separate condensed interim financial statements.

GRUPO FINANCIERO GALICIA S.A.

SEPARATE CONDENSED INTERIM INCOME STATEMENT

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

	Notes	03.31.19	03.31.18
Interest Income		517	5,401
Interest-related Expenses		-	-
Net Income from Interest (Schedule Q)		517	5,401
Net Income (Loss) from Measurement of Fair Value Financial Instruments with Changes to Income (Schedule Q)		7,513	42,183
Gold and Foreign Currency Quotation Differences	17	23,129	23,880
Other Operating Income	18	1	6
Loan Loss Provisions		-	-
Net Operating Income		31,160	71,470
Personnel Expenses	19	(2,020)	(920)
Administrative Expenses	20	(24,161)	(27,786)
Depreciation and Impairment of Assets	21	(279)	(60)
Other Operating Expenses	22	(5,018)	(371)
Operating Income		(318)	42,333
Results from Associates and Joint Ventures		9,063,817	2,969,677
Income before Taxes from Continuing Activities		9,063,499	3,012,010
Income Tax from Continuing Activities	23	(26,140)	(13,337)
Net Income from Continuing Activities		9,037,359	2,998,673
Income from Discontinued Operations		-	1,804
Income Tax from Discontinued Activities		-	(989)
Net Income for the Period	25	9,037,359	2,999,488

	Notes	03.31.19	03.31.18
Earnings per Share		9,037,359	2,999,488
Net Earnings Attributable to the Controlling Company’s Shareholders		-	-
Plus: Dilutive Effects of Potential Ordinary Shares		-	-
Net Earnings Attributable to the Controlling Company’s Shareholders Adjusted for Dilution		9,037,359	2,999,488
Weighted-Average of Ordinary Shares Outstanding for the Period		1,426,765	1,426,765
Basic Earnings per Share		6.33	2.10
Diluted Earnings per Share		6.33	2.10

The accompanying Notes and Schedules are an integral part of these separate condensed interim financial statements.

GRUPO FINANCIERO GALICIA S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

	Notes	03.31.19	03.31.18
Net Income for the Period		9,037,359	2,999,488
Items of Other Comprehensive Income that will be Reclassified to Profit or Loss for the Period		(209,357)	(14,425)
Income (Loss) for the Fiscal Year attributable to Share of Profit or Loss in OCI of Subsidiaries		(209,357)	(14,425)
Total Other Comprehensive Income (Loss)		(209,357)	(14,425)
Total Comprehensive Income		8,828,002	2,985,063

The accompanying Notes and Schedules are an integral part of these separate condensed interim financial statements.

GRUPO FINANCIERO GALICIA S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Movements	Note	Capital Stock	Non-capitalized Contributions	Adjustments to	Other Comprehensive Income (Loss)	Profit Reserves		Retained Income		Total
		Outstanding	Additional Paid-in Capital	Shareholders’ Equity	Others	Legal Reserve	Others	I.F.R.S. Adjustment	Income (Loss)	Shareholders’ Equity
Balances as of 12.31.18		1,426,765	10,951,132	278,131	(57,361)	340,979	25,103,198	2,827,741	14,427,034	55,297,619
Total Comprehensive Income for the Period		-	-	-	-	-	-		-	-
Net Income for the Period	25	-	-	-	-	-	-	-	9,037,359	9,037,359
Other Comprehensive Income (Loss) for the Period		-	-	-	(209,357)	-	-	-		(209,357)
Proceeds from Sale of Fair Value Securities with Changes in OCI of Subsidiaries		-	-	-	2,856	-	-	-		2,856
Balances as of 03.31.19		1,426,765	10,951,132	278,131	(263,862)	340,979	25,103,198	2,827,741	23,464,393	64,128,477

Balances as of 12.31.17		1,426,765	10,951,132	278,131	17,279	315,679	17,999,029	2,526,299	8,630,911	42,145,225
Purchase of Non-controlling Interests		-	-	-	-	-	-	-	-	-
Total Comprehensive Income (Loss) for the Period		-	-	-	(14,425)	-	-	-	2,999,488	2,985,063
Net Income for the Period	25	-	-	-	-	-	-	-	2,999,488	2,999,488
Other Comprehensive Income (Loss) for the Period		-	-	-	(14,425)	-	-	-	-	(14,425)
Balances as of 03.31.18		1,426,765	10,951,132	278,131	2,854	315,679	17,999,029	2,526,299	11,630,399	45,130,288

GRUPO FINANCIERO GALICIA S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CASH FLOWS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Item	Notes	03.31.19	03.31.18
OPERATING ACTIVITIES CASH FLOWS
Net Income for the Period before Income Tax		9,063,499	3,012,010
Adjustment to Obtain the Operating Activities Flows:
Interest Income		(517)	(5,401)
Net Loss from Measurement of Fair Value Financial Instruments with Changes to Income		(7,513)	(42,184)
Depreciation and Impairment of Assets		279	60
Loan Loss Provisions		-	-
Other Comprehensive Income from Associates and Joint Ventures		209,357	14,425
Results from Associates and Joint Ventures		(9,063,817)	(2,969,677)
Net Increases/(Decreases) from Operating Assets:
Other Financial Assets		(61,106)	5,598
Net Decreases from Operating Liabilities:
Other Operating Liabilities		(34,809)	27,181
TOTAL OPERATING ACTIVITIES (A)		105,373	42,012
INVESTMENT ACTIVITIES CASH FLOWS
Payments:
Acquisition of Interests in Associates and Joint Ventures		-	(924,140)
Collections:
Disposal of Interests in Associates and Joint Ventures		-	28,967
Winding-up of Associates		-	248
Collection of Dividends		364,800	415,774
TOTAL INVESTMENT ACTIVITIES (B)		364,800	(479,151)
EFFECT OF CHANGES IN EXCHANGE RATE (C)		(23,129)	23,880
INCREASE/(DECREASE) IN CASH, NET (A+B+C)		447,044	(413,259)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	4	886,670	1,663,438
CASH AND CASH EQUIVALENTS AT PERIOD-END	4	1,333,714	1,250,178

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

NOTE 1. ACCOUNTING STANDARDS AND BASIS FOR PREPARATION

Grupo Financiero Galicia S.A. (the “Company”) was constituted on September 14, 1999, as financial services holding company organized under the laws of Argentina. The Company’s main asset is its interest in Banco de Galicia y Buenos Aires S.A.U (“Banco Galicia” or the “Bank”). Banco Galicia is a private-sector bank that offers a full spectrum of financial services both to individual and corporate customers. In addition, the Company has a controlling interest in Tarjetas Regionales S.A., which maintains investments related to the issuance of credit cards and supplementary services; Sudamericana Holding S.A., a company engaged in the insurance business; Galicia Administradora de Fondos S.A., a mutual fund manager, and Galicia Warrants S.A., a company engaged in the issuance of warrants.

These separate condensed interim financial statements were approved and authorized for publication through Minutes of the Board of Directors’ Meeting No. 585, dated May 9, 2019.

1.1.	ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

In the light of the fact that the Group is subject to the provisions of Article 2 – Section I – Chapter I of Title IV: Periodical Reporting Requirements of the Argentine National Securities Commission (“C.N.V.”) regulations, the Group is required to present its financial statements in accordance with the valuation and disclosure criteria set forth by the Argentine Central Bank. As required by the aforementioned article, we hereby report that:

-	The Company’s corporate purpose is exclusively related to financial and investment activities;

-

The equity investment in Banco Galicia and Tarjetas Regionales S.A., the latter being subject to the consolidated supervision requirements of the Argentine Central Bank (Communiqué “A” 2989, as supplemented), accounts for 94.75% of the Company’s assets, constituting the Company’s main asset;

-	97.29% of the Company’s income is derived from its share of profit (loss) in the entities referred to in the preceding paragraph; and

-	The Company has a 100% equity interest in Banco Galicia and an 83% equity interest in Tarjetas Regionales S.A., thus having control over both entities.

The Argentine Central Bank, through Communiqué “A” 5541, as amended, set forth a convergence plan towards compliance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC), addressed to entities under the Argentine Central Bank’s supervision, effective for fiscal years commenced on or after January 1, 2018, except for item 5.5 (Impairment) of IFRS 9 “Financial Instruments” and IAS 29 “Financial Reporting in Hyperinflationary Economies,” both of which have been temporarily waived until January 1, 2020, at which time entities will be required to apply the provisions on Impairment of Financial Assets, and to restate their financial statements into the current unit of measurement.

1.2.	BASIS FOR PREPARATION

These separate condensed interim financial statements were prepared in accordance with the IFRS-based accounting framework set forth by the Argentine Central Bank described in Note 1.1. and according to the provisions of IAS 34 “Interim Financing Reporting.” These separate condensed interim financial statements do not include all such information required to prepare a full set of annual financial statements, and users are encouraged to read them jointly with the Company’s annual financial statements as of December 31, 2018.

It has been concluded that these separate interim financial statements fairly present the Group’s financial position, financial performance and cash flows, according to the IFRS-based accounting framework set forth by the Argentine Central Bank, as described in Note 1.2(a) Measurement Unit. Net income (loss) for the three-month period ended March 31, 2019 is not necessarily reflective of a proportional share in the Group’s income (loss) for the full fiscal year.

The accounting principles are consistent with those used in the financial statements as of December 2018, except for a change in the accounting principles applicable to leases, as described in Note 1.2(b).

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

(a)	Measurement Unit

The Group’s separate condensed interim financial statements reflect the effects of the changes in the purchasing power of the currency up to February 28, 2003, the date on which the adjustment for inflation was discontinued, as required by Decree No. 664/03 of the Argentine National Executive Branch, Section 268 of General Resolution No. 7/2005 of the Corporation Control Authority, Communiqué “A” 3921 of the Argentine Central Bank, and General Resolution No. 441/03 of the C.N.V. In addition, Resolution M.D. No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (C.P.C.E.C.A.B.A.), establishing the discontinuation of the recognition of the changes in the purchasing power of the currency effective October 1, 2003.

Law No. 27468, enacted in November 2018, abrogated the prohibition to present the financial statements adjusted for inflation, as established by Decree 664/2003, entrusting each regulatory agency with its application. In this regard, on February 22, 2019, through Communiqué “A” 6651, the Argentine Central Bank established that entities subject to its control shall restate the financial statements into constant currency for the fiscal years commencing January 1, 2020.

IAS 29 “Financial Reporting in Hyperinflationary Economies” requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be restated in terms of the current measurement unit as of the reporting year-end, irrespective of whether they are based on the historical cost or the current cost method. Accordingly, in general terms, inflation occurring since the acquisition date or since the revaluation date, as the case may be, should be accounted for in non-monetary items. These requirements are also applicable to the comparative information reported in the financial statements. According to IAS 29, monetary assets and liabilities are not required to be restated, for they are stated in the current unit of measurement as of the end of the reporting year. Assets and liabilities subject to adjustments based on specific agreements will be adjusted on the basis of such agreements. Non-monetary items measured at their current values at the end of the reporting year, such as net realizable value or otherwise, will not be restated. Other non-monetary assets and liabilities will be restated by applying a general price index. The income (loss) from the net monetary position will be charged to net income for the reporting year under a separate item.

In order to conclude whether a given economy qualifies as hyperinflationary pursuant to the terms of IAS 29, certain factors should be considered, including a three-year cumulative inflation rate reaching or exceeding 100%.

The Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) through Resolution J.G.539/18 and the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (C.P.C.E.C.A.B.A.) through Resolution C.D. 107/2018 have pointed out that, effective since fiscal years ending on July 1, 2018 and thereafter, entities reporting under IFRS will be required to apply the inflation adjustment since the conditions for such application have been satisfied. In addition, on December 26, 2018, the C.N.V. issued General Resolution No. 777/2018 authorizing the issuing entities to present accounting information in constant currency for annual financial statements for interim and special periods ending on December 31, 2018 and thereafter, except for financial institutions and insurance companies.

IAS 29 has not been applied in these separate condensed interim financial statements, in compliance with the provisions set forth by Argentine Central Bank’s Communiqué “A” 6651 referred to above. Therefore, in reading and analyzing these financial statements, users should consider the last years’ cumulative inflation rates and certain macroeconomic variables affecting the Company’s business, including labor costs and prices for supplies.

The application of IAS 29 “Financial Reporting in Hyperinflationary Economies” has overall effects on the separate condensed interim financial statements. Accordingly, the reported amounts would be significantly affected. The Company’s shareholders’ equity and its comprehensive results of operations as of March 31, 2019 would amount to about $75,141 million and $4,089 million, respectively.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

(b)	New Accounting Standards, Amendments and Interpretations issued by the IASB that Have Been Adopted by the Company

The Company has adopted the following standards for the first time since January 1, 2019:

IFRS 16 “Leases”: In January 2016, the IASB issued IFRS 16 “Leases” which sets out a new accounting model for leases. Under IFRS 16, a contract is or contains a lease if the contract confers the lessee a right to control the use of an identified asset for a period of time, for consideration. IFRS 16 requires that the lessee recognize the liability arising from the lease reflecting the lease future payments and a right of use of the assets for substantially all leases, other than certain short-term leases and leases of low-value assets. Lessor accounting is maintained as provided for in IAS 17. However, the new accounting model for lessee is expected to have an impact on negotiations between lessors and lessees. Entities are required to apply IFRS 16 for fiscal years commencing on or after January 1, 2019.

The Company leases the property on which its principal place of business is established. The lease agreement is typically entered into for fixed terms of 5 years, but may contain renewal options as described below. Lease terms are negotiated on an individual basis and contain a broad variety of different terms and conditions. Lease agreements do not include covenants, but the leased assets may not be used as loan collateral.

Leases are recognized as a right-of-use asset with its related liability on the date on which the leased asset becomes available for use by the Company. Each lease payment is appropriated to the lease liability and to financial cost. The financial cost is charged to profit or loss during the term of the lease resulting in a constant periodic interest rate on the remaining lease liability balance for each period. The right-of-use asset is depreciated on a straight-line basis over the shorter of the asset useful life and the term of the lease. Lease liabilities are recorded at amortized cost.

Lease assets and liabilities are initially measured at their present values. Lease liabilities include the net present value of the following lease payments:

-	Fixed payments (including in-substance fixed lease payments), net of lease incentives receivable;

-	Variable lease payments that depend on an index or a rate;

-	Amounts expected to be payable by the lessee under residual value guarantees;

-	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and

-	Payments of penalties on early termination, if the lease term reflects the lessee exercising that option.

Lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined, or otherwise the Group’s incremental borrowing rate.

Right-of-use assets are measured at cost, which comprises the following:

-	The lease liability amount at initial measurement;

-	Lease payments made at or before the commencement of the lease (less any lease incentives received);

-	Any initial direct costs; and

-	Any repair costs.

As of the adoption date, the Company recognized the lease liability in respect of leases classified as operating leases under IAS 17. These liabilities were measured at the present value of the remaining payments, discounted using the incremental borrowing rate as of January 1, 2018. The rate weighted average is 37.94% for Argentine peso-denominated contracts and 8.60% for contracts denominated in foreign currency.

IFRIC 23 “Uncertainty over Income Tax Treatment”: This interpretation clarifies how the recognition and measurement requirements of IAS 12 “Income Tax” should be applied when there is uncertainty over the income tax treatment. IFRIC 23 was published in June 2017 and entities will be required to apply it for fiscal years commencing on or after January 1, 2019. The adoption of this standard did not have a material impact for the Company.

Prepayment Features with Negative Compensation – Amendment to IFRS 9: This amendment to IFRS 9 enables entities to measure at amortized cost some prepayable financial assets with negative compensation. The assets affected, which include some loans and debt securities, would otherwise have been measured at fair value through profit or loss to qualify for amortized cost measurement. The negative compensation must be “reasonable compensation for early termination of the contract” and the asset must be held within a ‘held to collect’ business model. Entities are required to apply this amendment to IFRS 9 for fiscal years commencing on or after January 1, 2019. The adoption of this standard did not have a material impact for the Company.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Investments in Associates and Joint Ventures – Amendments to IAS 28: The amendments clarify the accounting for investments in associates and joint ventures for which the equity method is not applied. Entities shall account for such investments according to IFRS 9 “Financial Instruments” rather than applying the requirements for impairment set out in IAS 28 “Investments in Associates and Joint Ventures”. Entities are required to apply these amendments to IAS 28 for fiscal years commencing on or after January 1, 2019. The adoption of this standard did not have a material impact on the Company.

(c)	New Accounting Standards and Amendments issued by the IASB that Have Not Been Adopted by the Company

As provided for in the Argentine Central Bank’s Organic Charter and the Financial Institutions Law, as new IFRS are approved or amended, or as the IFRS currently in force are repealed, and once these changes are adopted by way of Adoption Circulars handed down by the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.), the Argentine Central Bank will decide whether to approve such changes for financial institutions. In general terms, the early adoption of any given IFRS will not be admitted, unless specifically admitted at the time of adoption.

Below is a detail of the new standards, changes and interpretations which have been published but have not yet come into force for fiscal years commencing on or before January 1, 2019, and which have not been adopted earlier.

IFRS 17 “Insurance Contracts”: On May 18, 2017, the IASB issued IFRS 17 “Insurance Contracts,” establishing a comprehensive accounting framework based on measurement and disclosure principles for insurance contracts. The new standard supersedes IFRS 4 “Insurance Contracts,” and requires that insurance contracts be measured using current fulfillment cash flows and that revenues be recognized as the insurance service is delivered during the term of the coverage. Entities are required to apply IFRS 17 for fiscal years commencing on or after November 1, 2021. The Group believes that the application of this standard will not have a material impact.

Investments in Associates and Joint Ventures – Amendments to IAS 28: The amendments clarify the accounting for investments in associates and joint ventures for which the equity method is not applied. Entities shall account for such investments according to IFRS 9 “Financial Instruments” rather than applying the requirements for impairment set out in IAS 28 “Investments in Associates and Joint Ventures”. Entities are required to apply these amendments to IAS 28 for fiscal years commencing on or after January 1, 2019. The adoption of this standard would not have a material impact for the Company.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

The preparation of these separate condensed interim financial statements in accordance with the IFRS-based accounting framework requires the use of certain significant accounting estimates. It also requires that management make judgments in applying the accounting standards set forth by the Argentine Central Bank to define the Group’s accounting criteria.

In preparing these separate condensed interim financial statements, the Company is required to make estimates and assessments to determine the reported amounts of assets and liabilities, and contingent assets and liabilities disclosed as of the date of these separate condensed interim financial statements, as well as the reported amounts of income and expenses for the period. Therefore, estimates are made in order to calculate, at a given time, the recoverable value of assets, the loan loss provisions and provisions for other contingencies, the depreciation charges and the income tax charge, among other things. Future actual results may differ from estimates and assessments made as of the date these separate condensed interim financial statements were prepared.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

In preparing these separate condensed interim financial statements, the critical judgments made by the Company in applying the accounting policies and the sources of information used for the respective estimates are the same as those applied to the separate financial statements for the year ended December 31, 2018.

NOTE 3. FAIR VALUES

The Company classifies the fair values of financial instruments in three levels, according to the quality of data used to determine them.

Fair Value Level 1: The fair value of financial instruments traded in active markets (such as, publicly-traded derivatives, notes or available for sale) is based on the quoted prices of markets (unadjusted) as of the date of reporting period/year. If the quoted price is available and there is an active market for the instrument, it will be included in Level 1.

Fair Value Level 2: The fair value of financial instruments that are not traded in active markets, for example, the derivatives available over the counter, is determined using valuation techniques that maximize the use of observable information and relies the least possible on the Company’s specific estimates. If all the material variables to establish the fair value of a financial instrument are observable, the instrument is included in Level 2.

Fair Value Level 3: If one or more material variables are not based on observable market information, the instrument is included in Level 3. This is the case for unquoted equity instruments.

Valuation Techniques

Valuation techniques to determine fair values include:

-	Market or quoted prices of similar instruments.

-	Determining the estimated present value of instruments.

The valuation technique to determine fair value Level 2 is based on inputs other than the quoted price included in Level 1 that are directly observable for the asset or liability (i.e., prices). For those instruments for which there is no secondary trading and, if positions should be disposed of, the Company should sell to the Argentine Central Bank at the originally agreed-upon rate, as established by the regulatory agency. The price has been prepared based on such rate accrual.

The valuation technique to determine fair value Level 3 of financial instruments is based on the price prepared by curve, which is a method that compares the existing spread between the curve of sovereign bonds and the average hurdle rates of primary issuances, representing the different segments, according to the different risk ratings. If there are no representative primary issuances during the month, the following variants will be used:

(i)	secondary market prices of securities under the same conditions, which have been quoted in the month of evaluation;
(ii)	prior-month bidding and/or secondary market prices, and will be taken depending on how representative they are;
(iii)	spread calculated in the prior month and will be applied to the sovereign curve, according to the reasonableness thereof;
(iv)	a specific margin is applied, determined based on historical returns of instruments of similar conditions, based on justified reasons therefor.

As stated above, the rates and spreads to be used to discount future cash flows and originate the price of the instrument are determined.

All the changes to valuation methods are previously discussed and approved by the Company’s key personnel.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

The Company’s financial instruments measured at fair value at fiscal year-end are as follows:

Instruments Portfolio as of 03.31.19	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3

Assets
- Government Securities	43,302	-	-
- Other Financial Assets	6,444	-	-
Total	49,746	-	-

Instruments Portfolio as of 12.31.18	Fair Value Level 1	Fair Value Level 2	Fair Value Level 3

Assets
- Argentine Central Bank’s Bills	19,394	-	-
- Other Financial Assets	11,311	-	-
Total	30,705	-	-

NOTE 4. CASH AND CASH EQUIVALENTS

The table below shows a breakdown of items comprising cash and cash equivalents:

	03.31.19	12.31.18	03.31.18	12.31.17

Cash and Due from Banks	30,455	6,904	5,677	3,689
Argentine Central Bank’s Bills and Notes Maturing within up to 90 Days	43,302	19,394	1,133,395	1,565,669
Overnight Placements in Banks Abroad	176,014	58,603	21,352	19,713
Mutual Funds	6,444	11,311	89,754	74,367
Time Deposits	1,077,499	790,458	-	-
Total Cash and Cash Equivalents	1,333,714	886,670	1,250,178	1,663,438

NOTE 5. OTHER FINANCIAL ASSETS

Other Financial Assets break down as follows, as of the indicated dates:

Item	03.31.19	12.31.18
Listed Mutual Funds	6,444	11,311
Others	3,718	15
Total	10,162	11,326

NOTE 6. NET LOANS AND OTHER FINANCING

“Net Loans and Other Financing” break down as follows, as of the indicated dates:

	03.31.19	12.31.18
Non-financial Private Sector and Residents Abroad	1,253,513	849,061
Loans	1,253,513	849,061
Overdrafts	-	-
Promissory Notes	-	-
Mortgage Loans	-	-
Collateral Loans	-	-
Personal Loans	-	-
Credit Card Loans	-	-
Other Loans	176,014	58,603
Accrued Interest, Adjustments and Quotation Differences Receivable	-	-
Documented Interest	-	-
Financial Leases	-	-
Other Financing	1,077,499	790,458
Less: Allowances	-	-
Total	1,253,513	849,061

The analysis of risk of “Net Loans and Other Financing” is disclosed in Note 44 to the consolidated condensed interim financial statements. Related-party information is disclosed in Note 47 to the consolidated condensed interim financial statements.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Expected Credit Loss Model – Application of Point 5.5 (Impairment) of IFRS 9

Such application is temporarily waived until January 1, 2020 (see Note 1.1.).

The analysis of the adoption of IFRS 9 is disclosed in Note 9 to the consolidated condensed interim financial statements.

NOTE 7. CURRENT INCOME TAX ASSETS

As of the indicated dates, the balances of “Other Financial Assets” relate to:

	03.31.19	12.31.18
Tax Advances	12,869	-
Minimum Presumed Income Tax – Tax Credit	-	-
Minimum Presumed Income Tax – Advances	-	-
Less: Allowance for Impairment of Minimum Presumed Income Tax – Tax Credit	-	-
Total	12,869	-

Tax credits and their expiration of Minimum Presumed Income Tax – Tax Credit break down as follows:

Date of Generation	Tax Credit as of		Expiration Date
	03.31.19	12.31.18
2010	-	938	2020
2011	-	1,057	2021
2012	-	762	2022
2013	-	467	2023
2014	-	264	2024
2015	-	1,006	2025
2016	-	-	2026
2017	-	(4,494)	2027
2018	-	-	2028
2019	-	-	2029
Total	-	-

NOTE 8. EQUITY INVESTMENTS

EQUITY INVESTMENTS

Equity Investments in Subsidiaries

Basic information regarding subsidiaries is detailed as follows:

Company	Direct and Indirect Shareholding		Equity Investment %
	03.31.19	12.31.18	03.31.19	12.31.18
Banco de Galicia y Buenos Aires S.A.U.	795,973,974	795,973,974	100.00	100.00
Galicia Administradora de Fondos S.A.	20,000	20,000	100.00	100.00
Galicia Valores S.A.	1,000,000	1,000,000	100.00	100.00
Galicia Warrants S.A.	1,000,000	1,000,000	100.00	100.00
Sudamericana Holding S.A.	185,653	185,653	100.00	100.00
Tarjetas Regionales S.A.	894,552,668	894,552,668	83.00	83.00

	IFRS-based Accounting Framework (*)
Company	03.31.19
	Assets	Liabilities	Shareholders’ Equity	Income (Loss)
Banco de Galicia y Buenos Aires S.A.U.	567,329,123	515,729,312	51,599,811	7,838,738
Galicia Administradora de Fondos S.A.	405,689	264,739	140,950	80,356
Galicia Valores S.A.	416,755	178,539	238,216	(7,439)
Galicia Warrants S.A.(**)	317,200	132,164	185,036	45,620
Sudamericana Holding S.A.(*)	1,428,260	22,528	1,405,732	579,083
Tarjetas Regionales S.A.	11,276,700	111,534	11,165,166	1,044,222

(*) The balances arise from the information that was used for consolidation purposes.

(**) Balances at December 31, 2018.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

	IFRS-based Accounting Framework (*)
	12.31.18 03.31.18
Company	Assets	Liabilities	Shareholders’ Equity	Income (Loss)

Banco de Galicia y Buenos Aires S.A.U.	511,338,168	467,369,006	43,969,162	1,955,725
Galicia Administradora de Fondos S.A.	674,108	229,514	444,594	167,654
Galicia Valores S.A.	258,936	39,877	219,059	13,357
Galicia Warrants S.A.	317,200	132,164	185,036	11,566
Sudamericana Holding S.A. (**)	3,133,815	1,880,755	1,253,060	167,354
Tarjetas Regionales S.A.	10,155,713	34,769	10,120,944	842,230

  (*) The balances arise from the information that was used for consolidation purposes.

  (**) Net income for the twelve-month period ended December 31, 2018.

The Company’s General Ordinary and Extraordinary Shareholders’ Meeting, held on April 24, 2018, authorized the amendment to Article 1 of the Bylaws, changing the corporate name of Banco Galicia from “Banco de Galicia y Buenos Aires S.A.” to “Banco de Galicia y Buenos Aires S.A.U.” The Argentine Central Bank did not object to such change of corporate name. On October 2, 2018, the Corporation Control Authority registered the change under Number 18709 of Book 91 of Stock Companies.

NOTE 9. LEASES

OPERATING LEASES

The Company records contractual obligations derived from the lease of administrative offices:

	Real Estate	Right-of-use in Leased Real Estate	Furniture and Fixtures	Machines and Equipment	Vehicles	Total
Cost	-	3,062	-	-	-	-
Accumulated Depreciation	-	(219)	-	-	-	-
Balance as of 03.31.19	-	2,843	-	-	-	-

	Real Estate	Right-of-use in Leased Real Estate	Furniture and Fixtures	Machines and Equipment	Vehicles	Total
Cost	-	-	-	-	-	-
Accumulated Depreciation	-	-	-	-	-	-
Balance as of 12.31.18	-	-	-	-	-	-

NOTE 10. PROPERTY, PLANT AND EQUIPMENT

Changes in “Property, Plant and Equipment” are detailed in Schedule F.

NOTE 11. DEFERRED INCOME TAX ASSETS/LIABILITIES

Changes in “Deferred Income Tax Assets and Liabilities” during the period/fiscal year ended March 31, 2019 and December 31, 2018 are as follows:

Deferred Tax Assets

Item	12.31.18	Charge to Income	Expiration of Tax Loss Carry- forwards	Others	Allowance for Impairment	03.31.19
Tax Loss Carry-forwards	6,691	875	-	-	(3,764)	3,802
Equity Investments in Subsidiaries	-	-	-	-	-	-
Allowances	251	-	-	-	-	251
Personnel Expenses	185	33	-	-	-	218
Totals	7,127	908	-	-	(3,764)	4,271

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Deferred Tax Liabilities

Item	12.31.18	Charge to Income	Expiration of Tax Loss Carry- forwards	Others	Allowance for Impairment	03.31.19
Property, Plant and Equipment	-	1,679	-	-	-	1,679
Other Financial Assets	278	152	-	-	-	430
Property, Plant and Equipment	(87)	(14)	-	-	-	(101)
Others	(858)	(313)	-	-	-	(1,171)
Totals	(667)	1,504	-	-	-	837

An allowance for impairment has been set for the deferred tax asset as of March 31, 2019 amounting to $3,764, as it is believed that the recovery thereof is not likely as of the date of these financial statements.

Deferred Tax Assets

Item	12.31.17	Charge to Income	Expiration of Tax Loss Carry- forwards	Others	Allowance for Impairment	12.31.18
Tax Loss Carry-forwards	-	3,634	-	3,057	(3,764)	2,927
Equity Investments in Subsidiaries	1,425	(3,301)	-	-	1,876	-
Other Non-financial Liabilities	379	5,311	-	(4,054)	-	1,636
Others	-	928	-	(71)	-	857
Totals	1,804	6,572	-	(1,068)	(1,888)	5,420

Deferred Tax Liabilities

Item	12.31.17	Charge to Income	Expiration of Tax Loss Carry- forwards	Others	Allowance for Impairment	12.31.18
Property, Plant and Equipment	29	58	-	-	-	87
Other Non-financial Assets	(451)	-	-		-	(451)
Other Financial Assets	(1,026)	-	-	-	-	(1,026)
Others	(1,531)	-	-	1,531	-	-
Totals	(2,979)	58	-	1,531	-	(1,390)
An allowance for impairment has been set for the deferred tax asset as of December 31, 2018 amounting to $3,764, as it is believed that the recovery thereof is not likely as of the date of these financial statements.

In addition, the expiration dates of tax loss carry-forwards are as follows:

Year of Generation	Amount	Year Due	Deferred Tax Assets

2015	6,488	2020	1,947
2016	3,703	2021	1,111
2018	12,115	2023	3,635
	22,306		6,693

NOTE 12. OTHER NON-FINANCIAL ASSETS

“Other Non-financial Assets” break down as follows:

	03.31.19	12.31.18

Shareholders	-	-
Value-Added Tax Credits	202	159
Tax Advances	814	17
Payments in Advance	2,492	662
Total	3,508	838

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

NOTE 13. CURRENT INCOME TAX LIABILITIES

The account breaks down as follows, as of the indicated dates:

	03.31.19	12.31.18

Income Tax Payable	82,432	47,236

Total	82,432	47,236

NOTE 14. OTHER NON-FINANCIAL LIABILITIES

The account breaks down as follows, as of the indicated dates:

	03.31.19	12.31.18

Withholdings and Additional Withholdings Payable	43	-
Salaries and Social Security Contributions Payable	1,063	894
Withholdings Payable on Salaries	43	74
Sundry Creditors	21,181	16,331
Taxes Payable	1,717	2,728
Other Non-financial Liabilities	1	1

Total	24,048	20,028

NOTE 15. CAPITAL STOCK

The Ordinary and Extraordinary Shareholders’ Meeting of the Company held on August 15, 2017 authorized an increase in capital stock of the Company by means of the issuance of up to 150,000,000 ordinary book-entry Class “B” shares, entitled to one vote per share and with a face value of $1 each and also entitled to dividends on an equal footing with such ordinary book-entry shares outstanding at the time of the issuance.

On September 7, 2017, the Board of Directors of the C.N.V., by means of Joint Resolution No. RESFC-2017-18927-APN-DIR#CNV, decided to authorize the public offering of 130,434,600 ordinary book-entry Class “B” shares, with a face value of $1 and one vote per share and, in case of over-subscription, an increase in such offering up to 19,565,190 ordinary book-entry Class “B” shares, with a face value of $1 and one vote each to be offered for public subscription, with preemptive and accretion rights.

The primary offering year ended on September 26, 2017, with 109,999,996 Class “B” shares having been subscribed at a price of U.S. $5 each. On September 29, 2017, such shares were issued and paid in.

The Company granted over-subscription rights to international placement agents who, on October 2, 2017, enforced such rights and were awarded additional 16,500,004 Class “B” shares at a price of U.S. $5 each, the issuance and payment of which took place on October 4, 2017.

The capital increase amounted to $11,004,383, the expenses related thereto amounted to $146,347 and were deducted from additional paid-in capital.

On November 8, 2017, the capital increase was registered with the Public Registry of Commerce.

The Company has no own shares in portfolio.

The Company’s shares are listed on the Stock Exchanges of Buenos Aires and Córdoba in Argentina and are listed on National Association of Securities Dealers Automated Quotation (Nasdaq) in United States of America, under the American Depositary Receipts (“ADRs”) program, where The Bank of New York Mellon acts as depositary.

NOTE 16. INCOME STATEMENT BREAKDOWN

Breakdown of: Net Income from Interest and Net Income from Measurement of Fair Value Financial Instruments with Changes to Income are detailed in Schedule Q.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

NOTE 17. GOLD AND FOREIGN CURRENCY QUOTATION DIFFERENCES

The account breaks down as follows, as of the indicated dates:

Originated by:	03.31.19	03.31.18

Valuation of Foreign Currency Assets and Liabilities	23,129	23,880

Total	23,129	23,880

NOTE 18. OTHER OPERATING INCOME

The account breaks down as follows, as of the indicated dates:

	03.31.19	03.31.18
Others	1	6
Total	1	6

NOTE 19. PERSONNEL EXPENSES

The following are the items included in the account, as of the indicated dates:

	03.31.19	03.31.18
Salaries	1,054	662
Social Security Contributions on Salaries	248	101
Severance Payments and Personnel Bonuses	599	66
Services to Personnel and Others	119	91
Total	2,020	920

NOTE 20. ADMINISTRATIVE EXPENSES

The Company presented its statements of comprehensive income under the expenditure function method. Under this method, expenses are classified according to their function as part of the item “Administrative Expenses”.

The table below provides the required additional information about expenses by nature and function, as of the indicated dates:

	03.31.19	03.31.18
Fees and Compensation for Services	6,929	3,668
Directors’ and Syndics’ Fees	11,594	21,677
Taxes and Assessments	3,397	786
Advertising, Promotion and Research Expenses	-	3
Electricity and Communications	4	-
Entertainment and Transportation Expenses	22	65
Stationery and Office Supplies	26	363
Administrative Services Hired	418	154
Insurance	325	151
Others(*)	1,446	919
Total	24,161	27,786

NOTE 21. DEPRECIATION AND IMPAIRMENT OF ASSETS

The account breaks down as follows, as of the indicated dates:

	03.31.19	03.31.18
Depreciation of Property, Plant and Equipment	279	60
Total	279	60

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

NOTE 22. OTHER OPERATING EXPENSES

The account breaks down as follows, as of the indicated dates:

	03.31.19	03.31.18
Adjustments and Interest	4	-
Turnover Tax on Financial Brokerage	4,919	371
Turnover Tax on Miscellaneous Income	32	-
Interest on Lease Liabilities	32	-
Others	31	-
Total	5,018	371

NOTE 23. INCOME TAX/DEFERRED TAX

The following is a reconciliation of income tax charged to income as of March 31, 2019, presented on a comparative basis to the same period of the previous fiscal year, to that which would result from applying the tax rate in force to book income:

	03.31.19	03.31.18
Income for the Period Before Income Tax	9,063,499	3,013,814
Effective Tax Rate	30%	30%
Income for the Period at the Tax Rate	2,719,050	904,144
Permanent Differences at the Tax Rate
- Loss from Equity Investments in Subsidiaries	(2,692,998)	(891,220)
- Other Non-deductible Expenses	85	92
- Other	-	(2)
- Allowance for Impairment	-	1,888
- Law 27430 Rate Adjustment	3	(576)
Total Income Tax Charge for the Period	26,140	14,326

	03.31.19	03.31.18
Current Income Tax(1)	25,544	20,277
Deferred Tax Charge(2)	596	(7,839)
Allowance for Impairment	-	1,888
Adjustment to Prior-Year Tax Return	-	-
Total Income Tax Charge for the Period	26,140	14,326

(1) See Note 13.

(2) See Note 11.

NOTE 24. DIVIDENDS

The Ordinary and Extraordinary Shareholders’ Meeting of the Company, held on April 25, 2019, approved the financial statements as of December 31, 2018 and the treatment of income for the fiscal year then ended.

The dividends approved by such Shareholders’ Meeting amounted to $2,000,000 and represented $1.40 (figure stated in Pesos) per share. The dividends mentioned above will be paid to the Group’s shareholders on May 10, 2018.

The Ordinary and Extraordinary Shareholders’ Meeting of the Company, held on April 24, 2018, approved the financial statements as of December 31, 2017 and the treatment of income for the fiscal year then ended.

The dividends approved by such Shareholders’ Meeting amounted to $1,200,000 and represented $0.84 (figure stated in Pesos) per share. The dividends mentioned above were paid to the Group’s shareholders on May 9, 2018.

NOTE 25. EARNINGS PER SHARE

Earnings per share are calculated by dividing income attributable to the Company’s shareholders by the weighted average of outstanding common shares during the year. As the Company does not have preferred shares or debt convertible into shares, basic earnings are equal to diluted earnings per share.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

	03.31.19	03.31.18

Income attributable to the Company’s Shareholders	9,037,359	2,999,488
Weighted-Average of Ordinary Shares Outstanding (Thousands)	1,426,765	1,426,765
Earnings per Share	6.33	2.10

NOTE 26. CAPITAL MANAGEMENT AND RISK POLICIES

The major risks the Group is exposed to are classified into seven categories: capital risk, financial risks (market risk, currency risk, interest rate risk, and liquidity risk), credit risk, operational risk, IT risk, cybersecurity risk, and reputational risk.

There have not been material changes in the Group’s risk management policies to address the aforementioned risks relative to those disclosed in the financial statements as of December 31, 2018.

NOTE 27. RELATED PARTY TRANSACTIONS

Related parties are considered to be all those entities that directly, or indirectly through other entities, have control over another, are under the same control or may have significant influence on another entity’s financial or operational decisions.

The Company controls another entity when it has the power over other entities’ financial and operating decisions and also has a share of profits thereof.

Additionally, the Company considers that it has joint control when there is an agreement between parties regarding the control of a common economic activity.

Finally, the Company considers that it may have control in those cases where the Company has significant influence due to the power of having influence on another entity’s financial and operating decisions, but control over them cannot be exerted. Those shareholders who hold an equity investment equal to or higher than 20% of the total votes of the Company or its subsidiaries are considered to have significant influence.

To determine those situations, not only are certain legal considerations observed, but the nature and substance of the relationship is also observed.

Furthermore, the key personnel of the Company’s Management (Board of Directors members and Managers), as well as the entities over which the key personnel may have significant influence or control are considered as related parties.

27.1     Controlling Entity

The Group is controlled by:

Name	Nature	Principal Line of Business	Place of Business	Equity Investment %
EBA Holding S.A.	55.11% of voting rights	Financial and Investment Activities	Autonomous City of Buenos Aires – Argentina	19.71%

27.2     Key Personnel’s Compensation

The compensation earned by the Company’s key personnel as of March 31, 2019 and December 31, 2018 amounts to $11,594 and $70,076, respectively.

27.3     Key Personnel’s Structure

Key personnel’s structure as of the indicated dates is as follows:

	03.31.19	12.31.18
Directors	9	9
Total	9	9

27.4     Related Party Transactions

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

The Company has not been a party to or performed transactions or granted loans to:

(i)	The companies that directly or indirectly, through one or more intermediaries, control or are controlled by the Company.
(ii)	Associates (i.e., a consolidated company on which the Company has significant influence or that has a significant influence on the Company).
(iii)

Persons who directly or indirectly have an equity investment with voting power at the Company giving significant influence on the Company and, as the case may be, the person’s ancestors, descendants, spouses or siblings (i.e., close relatives who may have influence o may be influenced by that person in their relationships with the Company).

(iv)	Key management personnel.
(v)

Companies with a substantial interest and whose ownership is held by any of the persons described in (iii) or (iv) and/or that are capable of having a significant influence on the Company. For the purposes of this paragraph, it includes companies owned by the directors or majority shareholders of the Company that have a key management member in common with the Company, as applicable.

27.5     Amounts of Related Party Transactions

The transactions performed with subsidiaries as of the indicated dates are as follows:

Banco de Galicia y Buenos Aires S.A.U.	03.31.19	12.31.18
Assets
Cash and Due from Banks	684	487
Net Loans and Other Financing	1,077,499	790,458
Derivative Instruments	-	-
Total	1,078,183	790,945
Liabilities
Other Non-financial Liabilities	-	85
Total	-	85

Income (Loss)	03.31.19	03.31.18
Interest Income	88,095	-
Interest-related Expenses	-	-
Net Income from Measurement of Fair Value Financial Instruments with Changes to Income	-	-
Administrative Expenses	(936)	(1,058)

NOTE 28. ADDITIONAL INFORMATION REQUIRED BY THE ARGENTINE CENTRAL BANK

28.1.        COMPLIANCE WITH THE REGULATIONS REQUIRED BY THE C.N.V.

28.1.1.     Agents – Minimum Liquidity Requirement

Within the framework of Resolution No. 622/13 of the C.N.V., Banco Galicia has been registered, in such agency’s registry, as settlement and clearing agent –comprehensive– No. 22 (ALyC and AN – INTEGRAL), custodial agent of collective investment products corresponding to mutual funds No. 3 (ACPIC FCI), and manager of collective investment products at the registry of financial trustees No. 54.

As of March 31, 2019, Banco Galicia’s Shareholders’ Equity exceeds that required by the C.N.V. to act as agent in the categories in which the Bank has been registered. Such requirement amounts to $32,000 with a minimum liquidity requirement of $16,000, which Banco Galicia paid with Argentine Central Bank’s monetary regulation instruments, which are held in custody at Caja de Valores (Depositor No. 100100) in the amount of $24,529.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Moreover, Galicia Valores S.A. has received the authorization to act as “Settlement and Clearing Agent and Trading Agent – Own”, as established by C.N.V.’s General Resolution No. 622/13. According to the minimum requirements established, the minimum shareholders’ equity required to act in this agent’s category amounts to $3,500 and the minimum liquidity amounts to $1,750.

As of March 31, 2019, the minimum liquidity is made up of a sight account opened at the Bank in the amount of U.S. $250.

28.1.2.      Custodial Agent of Collective Investment Products Corresponding to Mutual Funds

Furthermore, in compliance with Section 7 of Chapter II, Title V of Resolution No. 622/13 of the C.N.V., in its capacity as custodial agent of collective investment products corresponding to mutual funds (depository) of the “FIMA ACCIONES”, “FIMA P.B. ACCIONES”, “FIMA RENTA EN PESOS”, “FIMA AHORRO PESOS”, “FIMA RENTA PLUS”, “FIMA PREMIUM”, “FIMA AHORRO PLUS”, “FIMA CAPITAL PLUS”, “FIMA ABIERTO PYMES”, “FIMA MIX I”, “FIMA RENTA DÓLARES I” and “FIMA RENTA DOLARES II” funds, as of December 31, 2018, Banco Galicia holds a total of 9,623,110,829 units under custody for a market value of $60,431,319, which is included in the “Depositors of Securities Held in Custody” account. As of previous fiscal year-end and January 1, 2017, the securities held in custody totaled 10,254,289,765 and 7,777,368,861 units and their market value amounted to $67,972,574 and $37,337,855, respectively.

The balances of the Mutual Funds as of the indicated dates are detailed as follows:

Mutual Fund	03.31.19	12.31.18
FIMA Acciones	335,723	328,125
FIMA P.B. Acciones	741,688	718,431
FIMA Renta en pesos	442,871	245,333
FIMA Ahorro pesos	14,470,519	9,891,974
FIMA Renta Plus	250,780	145,308
FIMA Premium	39,462,334	29,475,771
FIMA Ahorro Plus	13,461,071	9,967,609
FIMA Capital Plus	283,768	205,069
FIMA Abierto PyMES	487,542	312,788
FIMA Mix I	7,229	6,686
FIMA Renta Dólares I (*)	7,332,092	7,373,261
FIMA Renta Dólares II (*)	1,864,764	1,554,263
FIMA Renta Fija Internacional	1,626,880	193,618
FIMA Acciones Latinoamericanas Dólares(*)	143,068	13,082
Total	80,910,329	60,431,318

(*) Stated at the reference exchange rate of the U.S. Dollar set by the Argentine Central Bank as of March 31, 2019 ($43.3533-U.S. $1).

All the transactions detailed above are recorded in off-balance sheet items - securities held in custody.

The mutual funds detailed above have not been consolidated as the Company is not a controlling company thereof.

28.1.3.      Storage of Documents

Pursuant to General Resolution No. 629 of the C.N.V., Banco Galicia notes that it has supporting documents regarding accounting and management transactions, which are stored at AdeA (C.U.I.T. No. 30-68233570-6), Plant III located at Ruta Provincial 36 km 31.5 No. 6471 (CP 1888) Bosques, Province of Buenos Aires, with legal domicile at Av. Pte. Roque Sáenz Peña 832, 1st. floor, Autonomous City of Buenos Aires.

28.2. RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

Pursuant to Section 70 of the General Corporations Law, the Company should transfer 5% of the net income for the year to the Legal Reserve until 20% of the capital stock is reached, plus the balance of the Capital Adjustment account. In the event that said reserve is reduced for any reason, no profits can be distributed until its total refund.

GRUPO FINANCIERO GALICIA S.A.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

NOTE 29. SUBSEQUENT EVENTS

Allocation of Unappropriated Retained Earnings

The Shareholders’ Meeting held on April 25, 2019 resolved to allocate Unappropriated Retained Earnings as of December 31, 2018, as follows:

- To Cash Dividends	$2,000,000
- To Discretionary Reserve for Future Distributions of Profits	$12,427,034

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE A – BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Item	Holdings				Position
	Fair Value	Fair Value Level	Carrying Amount		Without Options	Options	Final
			03.31.19	12.31.18
FAIR VALUE DEBT SECURITIES WITH CHANGES TO INCOME	43,302		43,302	19,394			43,302
Argentine	43,302		43,302	19,394			43,302
Letes in USD - U12A9	43,302	Level 1	43,302	-	-	-	43,302
Letes in USD - LTDF9	-	Level 1		19,394	-	-	-

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE D – BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019.

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

The following table shows the decline in contractual cash flows, including interest and other expenses to be accrued until contractual maturity.

Item	Past-due Loan Portfolio	Terms Remaining to Maturity						Total
		1 Month	3 Months	6 Months	12 Months	24 Months	Over 24 Months

Non-financial Private Sector and Residents Abroad	-	1,253,513	-	-	-	-	-	1,253,513
TOTAL	-	1,253,513	-	-	-	-	-	1,253,513

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE F – CHANGES IN PROPERTY, PLANT AND EQUIPMENT

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Depreciation				Net Book Value as of
						Accumulated	Disposals	For the Fiscal Year	At Fiscal Year-end	03.31.19	12.31.18
Measurement at Cost Vehicles	1,588	5	-	-	-	364	-	60	424	1,528	1,588
Real Estate Acquired for Financial Leases	3,062	5	-	-	-	-	-	219	219	2,843	-
Total	4,650		-	-	-	364	-	279	643	4,371	1,588

Item	Value at Beginning of Fiscal Year	Estimated Useful Life in Years	Additions	Disposals	Transfers	Depreciation				Net Book Value as of
						Accumulated	Disposals	For the Fiscal Year	At Fiscal Year-end	12.31.18	12.31.17
Measurement at Cost Vehicles	1,952	5	-	-	-	125	-	239	364	1,588	1,827
Total	1,952		-	-	-	125	-	239	364	1,588	1,827

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE L – FOREIGN CURRENCY BALANCES

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

	Head Office		03.31.19
Items	and
	Argentine	03.31.19	Dollar	Euro	Real	Others	12.31.18
	Branches
ASSETS
Cash and Due from Banks	30,052	30,052	30,052	-	-	-	6,663
Fair Value Debt Securities with Changes to Income	43,302	43,302	43,302	-	-	-	19,394
Other Financial Assets	-	-	-	-	-	-	-
Net Loans and Other Financing	176,014	176,014	176,014	-	-	-	58,603
Non-financial Public Sector	-	-	-	-	-	-	-
Argentine Central Bank	-	-	-	-	-	-	-
Other Financial Institutions	176,014	176,014	176,014	-	-	-	-
To the Non-financial Private Sector and Residents Abroad	-	-		-	-	-	58,603
TOTAL ASSETS	249,368	249,368	249,368	-	-	-	84,660
LIABILITIES				-	-	-
Other Non-financial Liabilities	17,559	17,559	17,559	-	-	-	12,839
TOTAL LIABILITIES	17,559	17,559	17,559	-	-	-	12,839

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE P – CATEGORIES OF FINANCIAL ASSETS AND LIABILITIES

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019.

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Items(*)	Amortized Cost	Fair Value with Changes in OCI	Fair Value with Changes in Profit or Loss		Fair Value Hierarchy
			Originally Designated or According to Point 6.7.1 of IFRS 9	Mandatory Measurement	Level 1	Level 2	Level 3
Financial Assets
Cash and Due from Banks	30,455	-	-	43,302	43,302	-	-
Cash	19	-	-	-		-	-
Financial Institutions and Correspondents	30,436	-	-	-		-	-
Fair Value Debt Securities with Changes to Income	-	-	-	43,302	43,302	-	-
Other Financial Assets	3,718	-	-	6,444	43,302
Net Loans and Other Financing	1,253,513	-	-	-	-	-	-
Non-financial Private Sector and Residents Abroad	1,253,513	-	-	-	-	-	-
Total Financial Assets	1,287,686	-	-	49,746	49,749	-	-

Financial Liabilities
Other Financial Liabilities	3,741	-	-	-	-	-	-
Total Financial Liabilities	3,741	-	-	-	-	-	-

GRUPO FINANCIERO GALICIA S.A.

SCHEDULE Q – INCOME STATEMENT BREAKDOWN

FOR THE PERIOD COMMENCED JANUARY 1, 2019 AND ENDED MARCH 31, 2019.

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Items	Net Financial Income/(Expense)		OCI
	Originally Designated or According to Point 6.7.1 of IFRS 9	Mandatory Measurement
Net Income from Interest
Interest on Cash and Due from Banks	-	517	-
Total as of 03.31.19	-	517	-

Items	Net Financial Income/(Expense)		OCI
	Originally Designated or According to Point 6.7.1 of IFRS 9	Mandatory Measurement
From Measurement of Financial Assets at Fair Value with Changes in Profit or Loss
Income (loss) from Government Securities	-	6,178	-
Income (loss) from Private Securities	-	1,335	-
From Measurement of Financial Liabilities at Fair Value with Changes in Profit or Loss
Income (Loss) from Derivative Instruments		-
Forward Purchase of Foreign Currency	-	-	-
Total as of 03.31.19	-	7,513	-

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION TO THE FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

1.	GENERAL ISSUES REGARDING THE COMPANY’S ACTIVITIES:

a.	SIGNIFICANT SPECIFIC LEGAL SYSTEMS ENTAILING CONTINGENT EXPIRATION OR RESURGENCE OF BENEFITS ENVISAGED BY THOSE REGULATIONS

None.

b.

SIGNIFICANT CHANGES IN THE COMPANY ACTIVITIES OR OTHER SIMILAR CIRCUMSTANCES THAT OCCURRED DURING THE FISCAL YEARS COVERED BY THE FINANCIAL STATEMENTS WHICH MAY HAVE AN EFFECT ON THEIR COMPARISON WITH THOSE PRESENTED IN PREVIOUS FISCAL YEARS, OR THOSE THAT SHALL BE PRESENTED IN FUTURE FISCAL YEARS

None.

2.	CLASSIFICATION OF RECEIVABLES AND DEBT BALANCES INTO THE FOLLOWING CATEGORIES:

a.	PAST DUE

As of March 31, 2019 and December 31, 2018, the Company did not have any past due receivables or debts.

b.	WITHOUT DUE DATE

Receivables: See Schedules B, C, D.

Debts: See Schedules H, I.

c.	TO FALL DUE

Receivables: See Schedules B, C, D.

Debts: See Schedules H, I.

3.	CLASSIFICATION OF RECEIVABLES AND DEBTS IN SUCH A MANNER THAT ALLOWS KNOWING THE FINANCIAL EFFECTS OF THEIR MAINTENANCE

Receivables: See Schedules B, C, D.

Debts: See Schedules H, I.

4.

BREAKDOWN OF PERCENTAGE OF EQUITY INVESTMENTS IN COMPANIES UNDER SECTION 33 OF LAW No. 19550, BOTH IN THE CAPITAL STOCK AND THE TOTAL VOTES. DEBIT AND/OR CREDIT BALANCES BY COMPANY AND CONSIDERED IN THE MANNER SET FORTH IN THE AFOREMENTIONED ITEMS 3 AND 4

See Note 47 Related Parties to the consolidated condensed interim financial statements.

5.	RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS OR THEIR RELATIVES UP TO THE SECOND DEGREE INCLUSIVE

As of March 31, 2019 and December 31, 2018, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

6.	PHYSICAL INVENTORY OF INVENTORIES: FREQUENCY AND SCOPE OF THE PHYSICAL INVENTORIES OF INVENTORIES

As of March 31, 2019 and December 31, 2018, the Company did not have any inventories.

GRUPO FINANCIERO GALICIA S.A.

ADDITIONAL INFORMATION TO THE FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

7.	EQUITY INVESTMENTS IN EXCESS OF WHAT IS SET FORTH BY SECTION 31 OF LAW No. 19550 AND PLANS FOR THE REGULARIZATION OF THIS SITUATION

The Company is engaged in financial and investment activities, therefore, the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

8.	RECOVERABLE VALUES: CRITERIA FOLLOWED TO DETERMINE THE SIGNIFICANT RECOVERABLE VALUES OF INVENTORIES, FIXED ASSETS AND OTHER ASSETS, USED AS LIMIT FOR THEIR RESPECTIVE ACCOUNTING VALUATIONS

See Notes 1 and 2 to the separate condensed interim financial statements.

9.	INSURANCE POLICIES FOR TANGIBLE ASSETS

As of March 31, 2019 and December 31, 2018, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured Assets	Risks Covered	Insured Amount as of 03.31.19	Carrying Amount as of 03.31.19	Carrying Amount as of 12.31.18
Vehicles	Theft, Robbery, Fire or Total Loss	3,750	1,528	1,588

10.	POSITIVE AND NEGATIVE CONTINGENCIES:

a.	ELEMENTS USED FOR THE CALCULATION OF PROVISIONS, THE BALANCES OF WHICH, EITHER TAKEN INTO CONSIDERATION INDIVIDUALLY OR JOINTLY, EXCEED TWO PER CENT (2%) OF SHAREHOLDERS’ EQUITY

None.

b.

CONTINGENCIES WHICH, AT THE DATE OF THE FINANCIAL STATEMENTS, ARE NOT OF REMOTE OCCURRENCE, THE EFFECTS OF WHICH ON SHAREHOLDERS’ EQUITY HAVE NOT BEEN GIVEN ACCOUNTING RECOGNITION. IT SHOULD BE STATED WHETHER THE LACK OF ACCOUNTING RECOGNITION IS BASED ON THE LIKELIHOOD OF OCCURRENCE OR ON THE DIFFICULTY TO ANALYZE SUCH EFFECTS

As of March 31, 2019 and December 31, 2018, there were no contingencies which are not of remote occurrence and the effects of which on Shareholders’ Equity have not been given accounting recognition.

11.	IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS: STATUS OF CAPITALIZATION ARRANGEMENTS

As of March 31, 2019 and December 31, 2018, there were no irrevocable contributions towards future share subscriptions.

12.	CUMULATIVE UNPAID DIVIDENDS ON PREFERRED SHARES

As of March 31, 2019 and December 31, 2018, there were no cumulative unpaid dividends on preferred shares.

13.

CONDITIONS, CIRCUMSTANCES OR TERMS FOR THE TERMINATION OF THE RESTRICTIONS ON THE DISTRIBUTION OF RETAINED INCOME, INCLUDING THOSE ORIGINATED DUE TO THE USE OF THE LEGAL RESERVE FOR THE ABSORPTION OF LOSSES WHICH ARE STILL PENDING REIMBURSEMENT

See Note 49 to the consolidated condensed interim financial statements.

GRUPO FINANCIERO GALICIA S.A.

SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

Pursuant to the provisions of the Rules regarding Accounting Documentation of the Córdoba Stock Exchange Regulations, the Board of Directors of the Company hereby submits the following supplementary and explanatory information.

A. CURRENT ASSETS

a) Receivables:

1) See Schedules B, C, D.

2) See Schedules B, C, D.

b) Inventories:

As of March 31, 2019 and December 31, 2018, the Company did not have any inventories.

B. NON-CURRENT ASSETS

a) Receivables: See Schedule B.

b) Inventories:

As of March 31, 2019 and December 31, 2018, the Company did not have any inventories.

c) Investments:

See Note 6 to the separate condensed interim financial statements.

d) Fixed Assets:

1) As of March 31, 2019 and December 31, 2018, the Company did not have any fixed assets that have been technically appraised.

2) As of March 31, 2019 and December 31, 2018, the Company did not have any obsolete fixed assets which have a book value.

e) Intangible Assets:

1) See Note 17 to these consolidated condensed interim financial statements and Schedule G.

2) As of March 31, 2019 and December 31, 2018, there were no deferred charges.

C. CURRENT LIABILITIES

a) Liabilities:

1) See Schedules D, I.

2) See Schedules B, D, I, R.

D. PROVISIONS

See Schedule J.

E. FOREIGN CURRENCY ASSETS AND LIABILITIES

See Schedule L.

F. SHAREHOLDERS’ EQUITY

1) As of March 31, 2019 and December 31, 2018, the Shareholders’ Equity did not include the “Irrevocable Advances towards Future Share Issues” account.

2) As of March 31, 2019 and December 31, 2018, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

G. MISCELLANEOUS

1) The Company is engaged in financial and investment activities, therefore, the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

GRUPO FINANCIERO GALICIA S.A.

SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2019, PRESENTED IN COMPARATIVE FORMAT

Figures Stated in Thousands of Pesos ($), Except as Otherwise Stated

2) See Note 12 to the consolidated condensed interim financial statements and Note 3 to the separate condensed interim financial statements.

3) As of March 31, 2019 and December 31, 2018, there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

4) See Note 45 to the consolidated condensed interim financial statements and Note 24 to the separate condensed interim financial statements.

5) As of March 31, 2019 and December 31, 2018, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

Insured Assets	Risks Covered	Insured Amount as of 03.31.19	Carrying Amount as of 03.31.19	Carrying Amount as of 12.31.18
Vehicles	Theft, Robbery, Fire or Total Loss	3,750	1,528	1,588

6) As of March 31, 2019 and December 31, 2018, there were no contingencies highly likely to occur which have not been given accounting recognition.

7) As of March 31, 2019 and December 31, 2018, the Company did not have any receivables including implicit interest or index adjustments.

The Company has complied with the requirements of Section 65 of Law No. 19550 in these financial statements.

Autonomous City of Buenos Aires, May 9, 2019.

REPORT OF THE SUPERVISORY SYNDICS’ COMMITTEE

To the Chairman and Directors of

GRUPO FINANCIERO GALICIA S.A.

Legal Domicile: Tte. Gral. Juan D. Perón 430 – 25th Floor

Autonomous City of Buenos Aires

C.U.I.T. No. 30-70496280-7

DOCUMENTS EXAMINED

1.

In our capacity as Grupo Financiero Galicia S.A.’s syndics, we have reviewed the accompanying consolidated and separate condensed interim financial statements of Grupo Financiero Galicia S.A. (hereinafter, the “Entity”), which include:

•	The Consolidated and Separate Condensed Interim Balance Sheets as of March 31, 2019.

•

The Consolidated and Separate Condensed Interim Income Statement, Statement of Other Comprehensive Income, Statement of Changes in Shareholders’ Equity and Statement of Cash Flows for the three-month period then ended.

•	A summary of significant accounting policies and other explanatory information included in Notes and Schedules, and.

•	the Informative Review.

The amounts and other information for fiscal year 2018 and its interim periods are an integral part of the condensed interim financial statements mentioned above and are disclosed to be exclusively construed in connection with the amounts and information for the current interim period.

MANAGEMENT’S RESPONSIBILITY REGARDING THE FINANCIAL STATEMENTS

2.

The Entity’s Board of Directors is responsible for the preparation and fair presentation of the condensed interim financial statements, in accordance with the accounting framework established by the Argentine Central Bank (the B.C.R.A.), and the internal control deemed necessary to allow for the preparation of the financial statements free from material misstatements.

SYNDIC’S RESPONSIBILITY

3.	Our responsibility is to express an opinion on the documents examined in point 1, based on the reviews we conducted within the scope specified in the following paragraph.

4.

Our work was conducted in accordance with effective legal standards applicable to syndics and by those set out in Technical Pronouncement No. 15 of the Argentine Federation of Professional Councils in Economic Sciences. These standards require that the review of the quarterly financial statements be conducted observing standards applicable to engagements for review of interim-period financial statements, and verify the consistency of the documents examined with the information concerning corporate decisions, as disclosed in minutes. In addition, they require that corporate decisions entered in minutes conform to the law and the bylaws with respect to formal and documentary requirements. For purposes of our professional work on the documents detailed above, we have considered the review performed by the external auditor, Price Waterhouse & Co. S.R.L., who issued their unqualified limited review report on May 9, 2019, in accordance with auditing standards in force applicable to engagements for review of interim-period financial statements. Such review included verifying the work planning and the nature, scope and timing of the procedures applied and the results of the review performed by those professionals. The above-mentioned external auditors conducted their reviews in accordance with Technical Pronouncement No. 37 of the Argentine Federation of Professional Councils in Economic Sciences for the review of interim-period financial statements. A review of condensed interim financial statements consists in making inquiries to the Entity’s staff, mainly those responsible for the financial and accounting matters and in performing analytic and other review procedures. The scope of this review is substantially more limited than that of an audit and, therefore, does not allow us to obtain assurance that we will be aware of all the significant matters that could be identified in an audit. Therefore, we do not express an audit opinion.

Given that it is not our responsibility to exercise any management control, the review did not extend to the business criteria and decisions of the different areas of the Entity, as these matters are the exclusive responsibility of the Board of Directors.

We also report that, in compliance with the legality control that is part of our field of competence, during this period we have applied the other procedures described in Section 294 of Law No. 19550, which we deemed necessary according to the circumstances.

CONCLUSION

•

Based on our reviews, with the scope described in point 4., and considering the external auditor’s review report, nothing has called our attention that would make us think that the condensed interim financial statements mentioned in point 1 of this report are not fairly prepared, in all material respects, in accordance with the Argentine Central Bank’s accounting standards.

•	In compliance with the legality control that is part of our field of competence, we have no observations to make.

EMPHASIS PARAGRAPHS

Without changing our conclusion:

i)

We call attention to Note 1 to the accompanying consolidated and separate condensed interim financial statements, which states that such financial statements were prepared in accordance with the accounting framework established by the Argentine Central Bank. Such standards differ from the professional accounting standards in force. The Entity has identified in Notes 1 and 9 to the consolidated condensed interim financial statements the effects of the different valuation and disclosure criteria on the financial statements; and

ii)

We call attention to the fact that the condensed interim financial statements referred to in point 1 were prepared in accordance with the Argentine Central Bank’s accounting reporting framework, and that such framework presents material and overall differences with the professional accounting standards in force (International Financial Reporting Standards—IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.). These differences are attributable to the fact that the Argentine Central Bank’s accounting framework does not contemplate the application of section 5.5 “Impairment” of IFRS 9 “Financial Instruments” or International Accounting Standard No. 29 “Financial Reporting in Hyperinflationary Economies,” as well as to the fact that the valuation of the equity instruments described in Note 21 to the consolidated condensed interim financial statements, measured at the fair value estimated by the Entity, includes an adjustment required by the Argentine Central Bank. The Entity has only quantified the differences related to the application of International Accounting Standards No. 29 “Financial Reporting in Hyperinflationary Economies” in Note 1 to these condensed interim financial statements. For the sake of an accurate interpretation, these condensed interim financial statements should be read in the light of such circumstances.

REPORT ON OTHER LEGAL AND REGULATORY REQUIREMENTS

We report that:

i)

Grupo Financiero Galicia S.A.’s separate condensed interim financial statements as of March 31, 2019 stem from accounting records kept, in all formal aspects, in compliance with legal regulations prevailing in Argentina; and

ii)

Grupo Financiero Galicia S.A.’s consolidated and separate condensed interim financial statements as of March 31, 2019 have been transcribed to the “Inventory and Balance Sheet” book and are in compliance with the provisions of the General Corporations Law, and pertinent resolutions of the Argentine Central Bank and the National Securities Commission.

Autonomous City of Buenos Aires, May 9, 2019

Supervisory Syndics’ Committee

INDEPENDENT AUDITOR’S LIMITED REVIEW REPORT

To the Chairman and Directors of

Grupo Financiero Galicia S.A.

Legal Domicile: Tte. Gral. Juan D. Perón 430 – 25th floor

Autonomous City of Buenos Aires

C.U.I.T. No. 30-70496280-7

Introduction

We have reviewed the accompanying separate condensed interim financial statements of Grupo Financiero Galicia S.A. (hereinafter the “Entity”), which include the Separate Condensed Interim Balance Sheet as of March 31, 2019, and the related Separate Condensed Interim Income Statement, Separate Condensed Statement of Other Comprehensive Income, Separate Condensed Interim Statement of Changes in Shareholders’ Equity and Separate Condensed Interim Statement of Cash Flows for the three-month period then ended, as well as a summary of significant accounting policies and other explanatory information disclosed in Notes and Schedules, which supplement them.

The amounts and other information for fiscal year 2018, and the related interim periods, are an integral part of the financial statements mentioned above and, therefore, shall be considered in relation with those financial statements.

Board of Directors’ Responsibility

The Entity’s Board of Directors is responsible for the preparation and presentation of the separate condensed interim financial statements, in accordance with the accounting framework established by the Argentine Central Bank. In addition, the Board of Directors is responsible for the existence of the internal control they may deem necessary to enable the preparation of financial statements free from material misstatements resulting from errors or irregularities.

Scope of our Review

Our review was limited to the application of the procedures set forth in Technical Pronouncement No. 37 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) for the review of interim financial statements and the auditing standards issued by the Argentine Central Bank for limited reviews. A review of interim financial statements consists of making inquiries to the Entity’s staff responsible for the preparation of the information included in the separate condensed interim financial statements and applying analytical and other review procedures. The scope of this review is substantially more limited than an audit examination performed according to Argentine Audit Standard, therefore, a review does not allow us to be certain that we shall be informed of all significant issues that may be identified during an audit. Therefore, we do not express an audit opinion on the Entity’s separate financial position, separate comprehensive income and separate cash flows.

    Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG - Ciudad de Buenos Aires

T: +(54.11) 4850.0000, F: +(54.11) 4850.1800, www.pwc.com/ar

Price Waterhouse & Co. S.R.L. es una firma miembro de la red global de PricewaterhouseCoopers International Limited (PwCIL). Cada una de las firmas es una entidad legal separada que no actúa como mandataria de PwCIL ni de cualquier otra firma miembro de la red.

Conclusion

Based on our review, nothing has called our attention that would make us think that the separate condensed interim financial statements mentioned in the first paragraph of this report are not prepared, in all significant aspects, in accordance with the accounting framework established by the Argentine Central Bank.

Emphasis of Matter

Without changing our conclusion, as mentioned in Note 1, the accompanying separate condensed interim financial statements were prepared in accordance with the accounting framework established by the Argentine Central Bank. Such standards differ from the professional accounting standards in force. The Entity has identified in Notes 1 and 6 the effects of the different valuation and disclosure criteria on the separate condensed interim financial statements.

Paragraph on Other Issues

Without changing our opinion, we draw attention to the fact that these separate condensed interim financial statements were prepared in accordance with the Argentine Central Bank’s accounting reporting framework, and that such framework presents material and overall differences with the professional accounting standards in force (International Financial Reporting Standards - IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.). These differences are attributable to the fact that the Argentine Central Bank’s accounting framework does not contemplate the application of section 5.5 “Impairment” of IFRS 9 “Financial Instruments” or International Accounting Standard No. 29 “Financial Reporting in Hyperinflationary Economies.” The Entity has only quantified the difference related to the application of International Accounting Standards No. 29 “Financial Reporting in Hyperinflationary Economies” in Note 1 to these separate condensed interim financial statements. For the sake of an accurate interpretation, these separate condensed interim financial statements should be read in the light of such circumstances.

Report on the Compliance of Regulations in force

As required by the regulations in force, we report that:

a) Grupo Financiero Galicia S.A.’s separate condensed interim financial statements stem from accounting records kept, in all formal aspects, in compliance with legal regulations;

b) Grupo Financiero Galicia S.A.’s separate condensed interim financial statements as of March 31, 2019 have been transcribed to the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the General Corporations Law, and pertinent resolutions of the Argentine Central Bank and the National Securities Commission;

c) We have read the Additional Information to the Notes to the Separate Interim Financial Statements, as Required by Section 12 of Chapter III, Title IV, of the Regulations of the National Securities Commission (C.N.V.) on which, insofar as concerns our field of competence, we have no observations to make;

d) As of March 31, 2019, Grupo Financiero Galicia S.A.’s accrued debt with the Argentine Integrated Social Security System, which stems from the Entity’s accounting records, amounted to $66,222.82, which was not yet due at that date;

e) As required by Title IV, Section I, Chapter I, Article 2 of the Regulations of the National Securities Commission, we report that:

e.1)	Grupo Financiero Galicia S.A.’s corporate purpose is exclusively related to financial and investment activities;

e.2)

The equity investment in Banco de Galicia y Buenos Aires S.A.U. and Tarjetas Regionales S.A., the latter being subject to the consolidated supervision requirements issued by the Argentine Central Bank (Communiqué “A” 2989, and supplementary resolutions), represents 94.75% of Grupo Financiero Galicia S.A.’s assets, being the Entity’s main asset;

e.3)	97.29% of Grupo Financiero Galicia S.A.’s income stems from the share of profit (loss) of the entities mentioned in e.2);

e.4)	Grupo Financiero Galicia S.A. holds a 100% equity interest in Banco de Galicia y Buenos Aires S.A.U. and an 83% equity interest in Tarjetas Regionales S.A., thus having control over such entities.

Autonomous City of Buenos Aires, May 9, 2019

PRICE WATERHOUSE & CO. S.R.L.

INDEPENDENT AUDITOR’S LIMITED REVIEW REPORT

To the Chairman and Directors of

Grupo Financiero Galicia S.A.

Legal Domicile: Tte. Gral. Juan D. Perón 430

Autonomous City of Buenos Aires

C.U.I.T. No. 30-50000173-5

Introduction

We have reviewed the accompanying consolidated condensed interim financial statements of Grupo Financiero Galicia S.A. (hereinafter the “Entity”), which include the Consolidated Condensed Interim Balance Sheet as of March 31, 2019, and the related Consolidated Condensed Interim Income Statement and Statement of Other Comprehensive Income, Consolidated Condensed Interim Statement of Changes in Shareholders’ Equity and Consolidated Condensed Interim Statement of Cash Flows for the three-month period then ended, as well as a summary of significant accounting policies and other explanatory information disclosed in Notes and Schedules, which supplement them.

The amounts and other information for fiscal year 2018, and the related interim periods, are an integral part of the financial statements mentioned above and, therefore, shall be considered in connection with those financial statements.

Board of Directors’ Responsibility

The Entity’s Board of Directors is responsible for the preparation and presentation of the consolidated condensed interim financial statements, in accordance with the accounting framework established by the Argentine Central Bank. In addition, the Board of Directors is responsible for the existence of the internal control they may deem necessary to enable the preparation of financial statements free from material misstatements resulting from errors or irregularities.

Scope of our Review

Our review was limited to the application of the procedures set forth in Technical Pronouncement No. 37 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) for the review of interim financial statements and the auditing standards issued by the Argentine Central Bank for limited reviews. A review of interim financial statements mainly involves making inquiries to the Entity’s staff responsible for the preparation of the information included in the consolidated condensed interim financial statements and the performance of analytical procedures and other review procedures. The scope of this review is substantially more limited than an audit examination performed according to Argentine Audit Standard, therefore, a review does not allow us to be certain that we shall be informed of all significant issues that may be identified during an audit. Therefore, we do not express an audit opinion on the Entity’s consolidated financial position, consolidated comprehensive income and consolidated cash flows.

    Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG - Ciudad de Buenos Aires

T: +(54.11) 4850.0000, F: +(54.11) 4850.1800, www.pwc.com/ar

Price Waterhouse & Co. S.R.L. es una firma miembro de la red global de PricewaterhouseCoopers International Limited (PwCIL). Cada una de las firmas es una entidad legal separada que no actúa como mandataria de PwCIL ni de cualquier otra firma miembro de la red.

Conclusion

Based on our review, nothing has called our attention that would make us think that the consolidated condensed interim financial statements mentioned in the first paragraph of this report are not prepared, in all significant aspects, in accordance with the accounting framework established by the Argentine Central Bank.

Emphasis of Matter

Without changing our conclusion, as mentioned in Note 1, the accompanying consolidated condensed interim financial statements were prepared in accordance with the accounting framework established by the Argentine Central Bank. Such standards differ from the professional accounting standards in force. The Entity has identified in Notes 1 and 9 the effects of the different valuation and disclosure criteria on the consolidated condensed interim financial statements.

Paragraph on Other Issues

Without changing our opinion, we draw attention to the fact that these consolidated condensed interim financial statements were prepared in accordance with the Argentine Central Bank’s accounting reporting framework, and that such framework presents material and overall differences with the professional accounting standards in force (International Financial Reporting Standards - IFRS) adopted by the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.). These differences are attributable to the fact that the Argentine Central Bank’s accounting framework does not contemplate the application of section 5.5 “Impairment” of IFRS 9 “Financial Instruments” or International Accounting Standard No. 29 “Financial Reporting in Hyperinflationary Economies,” as well as to the fact that the valuation of the equity instruments described in Note 21, measured at the fair value estimated by the Entity, includes an adjustment required by the Argentine Central Bank. The Entity has only quantified the differences related to the application of International Accounting Standards No. 29 “Financial Reporting in Hyperinflationary Economies” in Note 1 to these consolidated condensed interim financial statements. For the sake of an accurate interpretation, these consolidated condensed interim financial statements should be read in the light of such circumstances.

Report on the Compliance of Regulations in force

As required by the regulations in force, we report that:

f) The consolidated condensed interim financial statements of Grupo Financiero Galicia S.A. stem from accounting records kept, in all formal aspects, in compliance with legal regulations;

g) The consolidated condensed interim financial statements of Grupo Financiero Galicia S.A. as of March 31, 2019 have been transcribed to the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, are in compliance with the provisions of the General Corporations Law, and pertinent resolutions of the Argentine Central Bank and the National Securities Commission;

h) We have read the Informative Review, on which, insofar as concerns field of competence, we have no observations to make;

i) As of March 31, 2019, Grupo Financiero Galicia S.A.’s accrued debt with the Argentine Integrated Social Security System, which stems from the Entity’s accounting records, amounted to $66,222.82, which was not yet due at that date;

j) As required by Title IV, Section I, Chapter I, Article 2 of the Regulations of the National Securities Commission, we report that:

e.1)	Grupo Financiero Galicia S.A.’s corporate purpose is exclusively related to financial and investment activities;

e.2)

The equity investment in Banco de Galicia y Buenos Aires S.A.U. and Tarjetas Regionales S.A., the latter being subject to the consolidated supervision requirements issued by the Argentine Central Bank (Communiqué “A” 2989, and supplementary resolutions), represents 94.75% of Grupo Financiero Galicia S.A.’s assets, being the Company’s main asset;

e.3)	97.29% of Grupo Financiero Galicia S.A.’s income stems from the share of profit (loss) of the entities mentioned in e.2).

e.4)	Grupo Financiero Galicia S.A. holds a 100% equity interest in Banco de Galicia y Buenos Aires S.A.U. and an 83% equity interest in Tarjetas Regionales S.A., thus having control over such entities.

Autonomous City of Buenos Aires, May 9, 2019

PRICE WATERHOUSE & CO. S.R.L.